UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: February 7, 2012

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

This Form 6-K consists of the Fourth Quarter 2011 Report of UBS AG, which appears immediately following this page.

Fourth Quarter 2011 Report

Our financial results for

the fourth quarter of 2011.

Fourth Quarter 2011 Report

Dear shareholders,

For the fourth quarter of 2011, we report a net profit attributable to UBS shareholders of CHF 393 million and diluted earnings per share of CHF 0.10.

Despite continued challenging market conditions, we ended the quarter with an even stronger capital position and sound liquidity and funding positions, and we achieved substantial reductions in our risk-weighted assets without a significant impact on our profitability. We remain one of the best capitalized banks in the world, with a Basel 2.5 tier 1 ratio of 16.0% and a Basel II tier 1 ratio of 19.7% on 31 December 2011. We recorded net new money totaling CHF 5 billion for the quarter across our wealth management businesses, demonstrating our clients’ continued confidence in us amid ongoing market uncertainty. As a clear expression of our own optimism about the firm’s future, and as we stated at our Investor Day in November, we intend to propose a dividend for the financial year 2011 of CHF 0.10 per share subject to approval at our Annual General Meeting of Shareholders (AGM) in May 2012.

We continued to focus on costs this quarter as part of our previously announced CHF 2 billion cost reduction program, and we expect to see more of the benefits as a result of these measures coming through in 2012. As already stated, our capacity for further tactical cost cutting measures is limited and so we must focus on strategic changes which go to the heart of our organizational design and structures. We will continue to seek additional efficiencies by exploring opportunities to lower the structural cost base of the firm. In addition, we will monitor markets actively

Fourth Quarter 2011 Report

and, if conditions deteriorate materially, we will take further measures to reduce our cost base.

During the quarter we announced important changes to our management team. In November, the Board of Directors confirmed the appointment of Sergio P. Ermotti as Group Chief Executive Officer with immediate effect. Chairman of the Board Kaspar Villiger announced his decision to accelerate the firm’s leadership change by not standing for re-election to the Board at the 2012 AGM. Axel Weber, who was to have been nominated to be Vice Chairman of the Board, has now been proposed to succeed as Chairman, subject to his election at this year’s AGM. In addition, we announced that Beatrice Weder di Mauro and Isabelle Romy are to be nominated for election to UBS Board of Directors at our forthcoming AGM. Both are highly regarded and internationally recognized in their own fields of economics and law, and we are confident that the invaluable experience they bring with them will strengthen the Board further. We also announced that Bruno Gehrig will not stand for re-election to the Board, and we would like to express our thanks to Bruno for his dedication, commitment and the valuable contribution he has made to the firm.

Also during the quarter, the Board of Directors and the Group Executive Board jointly announced a comprehensive update of our strategic plans and targeted future financial performance ranges. Our strategy centers on our pre-eminent global wealth management businesses, encompassing both Wealth Management and Wealth Management Americas, and our universal bank in Switzerland and draws on the complementary capabilities of our well-diversified Global Asset Management business and our Investment Bank. As part of this strategy, the Investment Bank will be simpler, more focused and less capital-intensive, while building on its strengths in equities, foreign exchange and advisory. Our strategy reflects the changing market and regulatory environment, and has been designed to ensure we are better able to deliver attractive and sustainable returns to our shareholders.

Maintaining our leading capital position is another critical element of our plans and we will continue to focus on reducing our Basel III risk-weighted assets significantly and building our capital to achieve a Basel III tier 1 common equity ratio of at least 13%. Additionally, we intend to issue loss-absorbing capital this year as a further step towards meeting our Swiss regulator’s requirement that systemically important banks hold up to 19% in total capital in future. Our targeted capital structure, which exceeds the Basel Committee’s core capital requirements, sends a clear signal about safety and stability, and we believe this will continue to prove attractive to investors and clients as well as benefiting the firm as a whole.

The implementation of our strategy is already well under way, and our commitment to deliver on our strategic goals despite challenging market conditions is illustrated by our swift progress in reducing risk-weighted assets and building our capital ratios during the quarter. We reduced our Basel III risk-weighted assets by an estimated CHF 20 billion1, including through the sale of auction rate securities positions as part of our strategy to reduce risk-weighted assets in both core and legacy Investment Bank businesses. These efforts, combined with profits generated for the quarter, led to an improvement in our Basel 2.5 tier 1 capital ratio to 16.0% and an estimated Basel III common equity ratio of 10.8%, the latter calculated on the “phased-in” basis using Basel III measures that become applicable as of 1 January 2013. Further risk reduction is an essential element of our strategic plans for the firm and, as announced at our Investor Day, we will continue to pursue a disciplined course of action in relation to risk-weighted asset reduction throughout 2012.

Looking at the fourth quarter in more detail, uncertainty centered around eurozone sovereign debt and European banking industry issues weighed on the already weak operating environment. While markets rallied in October, this proved to be short-lived as investors retreated into safe haven investments for the remainder of the quarter, leading to a reduction in client activity and trading volumes from the already subdued levels of the third quarter. In addition, net interest income declined following the sale of our strategic investment portfolio in the third quarter. Consequently, overall revenues for the Group decreased by 7% to CHF 6.0 billion this quarter. We continued to make progress in implementing planned headcount reductions in line with our previously announced cost cutting initiative, and we recorded a reduction in personnel expenses due in part to lower variable compensation accruals this quarter. This was partly offset by a CHF 109 million charge related to the levy imposed by the UK government on bank liabilities. These factors contributed to a 1% decrease in operating expenses for the Group this quarter. We recorded a pre-tax profit of CHF 584 million.

1  Our pro-forma Basel III risk-weighted assets calculation is a combination of the existing Basel 2.5 risk-weighted assets, a revised treatment for securitization exposures which applies a fixed risk weighting, as well as several new capital charges which require the development of new models and calculation engines. Our pro-forma Basel III risk-weighted assets are based on estimates of the impact of these new capital charges, and will be refined as we progress with our implementation of the new models and associated systems.

Wealth Management reported a pre-tax profit of CHF 471 million this quarter. Operating income declined, reflecting the effects of subdued client activity as well as reduced interest income following the sale of our strategic investment portfolio in the third quarter. An increase in invested assets and lower levels of client activity led to a decrease in the gross margin for the business this quarter. Net new money inflows were CHF 3.1 billion and contributed to strong full-year net new money inflows totaling CHF 23.5 billion. Wealth Management Americas delivered a pre-tax profit of CHF 114 million. In US dollar terms, operating income and expenses both declined, with income affected by low client activity levels and a decline in income related to our available-for-sale portfolio. The progress the business has made in executing its strategy continues to prove attractive to experienced financial advisors in a highly competitive environment. Attracting such talent brings benefits to the firm in the form of net new money and future revenues, and it was the recruitment of advisors that drove net new money inflows of CHF 1.9 billion this quarter, taking full-year net new money inflows to CHF 12.1 billion. The business continued to make progress on its strategic banking initiatives, including its mortgage lending initiatives, with the majority of the growth in balances coming from credit lines to our target high net worth and ultra high net worth client base. Our Retail & Corporate business delivered a resilient performance, reporting a pre-tax profit of CHF 412 million this quarter. Excluding the effects of the sale of the strategic investment portfolio and restructuring charges in the third quarter, pre-tax profit remained stable, with lower interest income and transactional income offset by reduced credit charges compared with the prior quarter.

Global Asset Management delivered an improved performance and reported a pre-tax profit of CHF 118 million. Operating income benefited from higher net management fees on higher invested assets reflecting the acquisition of the ING Investment Management business in Australia, as well as favorable currency effects and positive market performance. This acquisition increases the scale and distribution of our business significantly in the important Australian market. Performance fees were also higher this quarter, primarily in alternative and quantitative investments. The Investment Bank reported a pre-tax loss of CHF 256 million. Nevertheless, in an otherwise lackluster quarter, there were some notable achievements, especially in fixed income, currencies and commodities, where our credit, macro and emerging markets businesses all recorded a stronger performance compared with the prior quarter. The Investment Bank’s success will depend to a large degree on realizing our strategic plans to reduce risk-weighted assets and improve capital efficiency, and during the quarter we made good progress in reducing Basel III risk-weighted assets.

Outlook – As in the fourth quarter of 2011, ongoing concerns surrounding eurozone sovereign debt, the European banking system and US federal budget deficit issues, as well as continued uncertainty about the global economic outlook in general, appear likely to have a negative influence on client activity levels in the first quarter of 2012. Such circumstances would make sustained and material improvements in prevailing market conditions unlikely and would have the potential to generate headwinds for revenue growth, net interest margins and net new money. In light of the above, traditional improvements in first quarter activity levels and trading volumes may fail to materialize fully, which would weigh on overall results for the coming quarter, most notably in the Investment Bank. Nevertheless, we believe our asset-gathering businesses as a whole will continue to attract net new money as our clients recognize our efforts and continue to entrust us with their assets. We are confident that the coming quarters will present additional opportunities for us to strengthen our position as one of the best capitalized banks in the world, and we will continue to focus on reducing our Basel III risk-weighted assets and building our capital ratios. We continue to have the utmost confidence in our firm’s future.

We ended 2011 with an even stronger capital position and sound liquidity and funding positions that together give us a distinct competitive advantage in today’s uncertain market environment and for the future. As we go forward into 2012, we remain committed to executing our strategic plans in a disciplined manner and will sharpen our focus on meeting our clients’ needs to ensure that we are better able to provide attractive and sustainable returns to our shareholders.

7 February 2012

Yours sincerely,

Kaspar Villiger	Sergio P. Ermotti
Chairman of the Board of Directors	Group Chief Executive Officer

Fourth Quarter 2011 Report

UBS key figures

	For the quarter ended			Year ended
CHF million, except where indicated	31.12.11	30.9.11	31.12.10	31.12.11	31.12.10

Group results

Operating income	5,967	6,412	7,141	27,893	31,994

Operating expenses	5,383	5,432	5,928	22,441	24,539

Operating profit from continuing operations before tax	584	980	1,214	5,453	7,455

Net profit attributable to UBS shareholders	393	1,018	1,663	4,233	7,534

Diluted earnings per share (CHF)[1]	0.10	0.27	0.43	1.10	1.96

Key performance indicators, balance sheet and capital management[2]

Performance

Return on equity (RoE) (%)				8.6	16.7

Return on risk-weighted assets, Basel II, gross (%)				13.7	15.5

Return on assets, gross (%)				2.1	2.3

Growth

Net profit growth (%)[3]	(61.4)	0.3	(0.1)	(43.8)	N/A

Net new money (CHF billion)[4]	6.4	4.9	7.1	42.4	(14.3)

Efficiency

Cost / income ratio (%)	90.0	83.6	81.1	80.2	76.5

	As of
CHF million, except where indicated	31.12.11	30.9.11	31.12.10
Capital strength

BIS tier 1 ratio, Basel 2.5 (%)[5]	16.0	13.2

BIS tier 1 ratio, Basel II (%)[5]	19.7	18.4	17.8

FINMA leverage ratio (%)[6]	5.4	5.4	4.4

Balance sheet and capital management

Total assets	1,419,313	1,446,845	1,317,247

Equity attributable to UBS shareholders	53,551	51,817	46,820

Total book value per share (CHF)[6]	14.29	13.85	12.35

Tangible book value per share (CHF)[6]	11.70	11.34	9.76

BIS total ratio, Basel 2.5 (%)[5]	17.3	14.2

BIS total ratio, Basel II (%)[5]	21.6	20.0	20.4

BIS risk-weighted assets, Basel 2.5[5]	240,962	283,843

BIS risk-weighted assets, Basel II5	198,494	207,257	198,875

BIS tier 1 capital, Basel 2.5[5]	38,449	37,546

BIS tier 1 capital, Basel II5	39,059	38,121	35,323

Additional information

Invested assets (CHF billion)	2,167	2,025	2,152

Personnel (full-time equivalents)	64,820	65,921	64,617

Market capitalization[7]	42,843	40,390	58,803

1  Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.   2  For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2010.   3  Not meaningful and not included if either the reporting period or the comparison period is a loss period.   4  Excludes interest and dividend income.   5  Capital management data as of 31 December 2011 is disclosed in accordance with the Basel 2.5 framework. Comparative data under the new framework is not available for 31 December 2010. The comparative information under the Basel II framework is therefore provided. Refer to the “Capital management” section of this report for more information.   6  Refer to the “Capital management” section of this report for more information.   7  Refer to the appendix “UBS registered shares” of this report for more information.

Corporate calendar

Publication of the Annual Report 2011

Thursday, 15 March 2012

Publication of the first quarter of 2012 results

Wednesday, 2 May 2012

Annual General Meeting

Thursday, 3 May 2012

Publication of the second quarter of 2012 results

Tuesday, 31 July 2012

Publication of the third quarter of 2012 results

Tuesday, 30 October 2012

Contacts

Switchboards

Zurich +41-44-234 1111

London +44-20-7568 0000

New York +1-212-821 3000

Hong Kong +852-2971 8888

Investor Relations

Hotline Zurich +41-44-234 4100

Hotline New York +1-212-882 5734

Fax Zurich +41-44-234 3415

UBS AG, Investor Relations

P.O. Box, CH-8098 Zurich, Switzerland

sh-investorrelations@ubs.com

www.ubs.com/investors

Media Relations

Zurich +41-44-234 8500

mediarelations@ubs.com

London +44-20-7567 4714

ubs-media-relations@ubs.com

New York +1-212-882 5857

mediarelations-ny@ubs.com

Hong Kong +852-2971 8200

sh-mediarelations-ap@ubs.com

Shareholder Services

Hotline +41-44-235 6202

Fax (Zurich) +41-44-235 3154

UBS AG, Shareholder Services

P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

US Transfer Agent

Calls from the US +866-541 9689

Calls outside the US +1-201-680 6578

Fax +1-201-680 4675

BNY Mellon Shareowner Services

480 Washington Boulevard

Jersey City, NJ 07310, USA

sh-relations@melloninvestor.com

www.melloninvestor.com

Imprint

Publisher: UBS AG, Zurich and Basel, Switzerland | www.ubs.com

Language: English | SAP-No. 80834E-1102

© UBS 2012. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Printed in Switzerland on chlorine-free paper with mineral oil-reduced inks. Paper production from socially responsible and ecologically sound forestry practices.

1.	UBS Group
8	Group results

2.	UBS business divisions and Corporate Center

16	Wealth Management & Swiss Bank
22	Wealth Management Americas
25	Global Asset Management
30	Investment Bank
34	Corporate Center

3.	Risk and treasury management

38	Risk management and control
48	Balance sheet
50	Liquidity and funding
53	Capital management

4.	Financial information (unaudited)

61	Financial information
66	Notes

Appendix

87	UBS registered shares
88	Information sources

Fourth Quarter 2011 Report

UBS and its businesses

We draw on our 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. Our business strategy is centered on our pre-eminent global wealth management businesses and our universal bank in Switzerland. Together with a client-focused Investment Bank and a strong, well-diversified Global Asset Management business, we will drive further growth and expand our premier wealth management franchise. Headquartered in Zurich and Basel, Switzerland, we have offices in more than 50 countries, including all major financial centers, and employ approximately 65,000 people. Under Swiss company law, we are organized as an Aktiengesellschaft (AG), a corporation that has issued shares of common stock to investors. UBS AG is the parent company of the UBS Group (Group). The operational structure of the Group comprises the Corporate Center and four business divisions: Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and the Investment Bank.

Wealth Management & Swiss Bank

Wealth Management & Swiss Bank focuses on delivering comprehensive financial services to high net worth and ultra high net worth individuals around the world – except to those served by Wealth Management Americas – as well as private and corporate clients in Switzerland. Our Wealth Management business unit provides clients in over 40 countries, including Switzerland, with financial advice, products and tools to fit their individual needs. Our Retail & Corporate business unit provides individual and business clients with an array of banking services, such as deposits and lending, and maintains a leading position across its client segments in Switzerland.

Wealth Management Americas

Wealth Management Americas provides advice-based solutions through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth and high net worth individuals and families. It includes the domestic US business, the domestic Canadian business and international business booked in the US.

Global Asset Management

Global Asset Management is a large-scale asset manager with businesses diversified across regions, capabilities and distribution channels. It offers investment capabilities and styles across all major traditional and alternative asset classes including equities, fixed income, currency, hedge fund, real estate, infrastructure and private equity that can also be combined into multi-asset strategies. The fund services unit provides professional services including legal fund set-up, accounting and reporting for traditional investment funds and alternative funds.

Investment Bank

The Investment Bank provides securities and other financial products and research in equities, fixed income, rates, foreign exchange and commodities. It also provides advisory services and access to the world’s capital markets for a broad range of clients including corporates, institutions, governments and financial sponsors as well as wealth management clients and financial intermediaries.

Corporate Center

The Corporate Center provides treasury services, and manages support and control functions for the business divisions and the Group in such areas as risk control, finance, legal and compliance, funding, capital and balance sheet management, management of non-trading risk, communications and branding, human resources, information technology, real estate, procurement, corporate development and service centers. It allocates most of the treasury income, operating expenses and personnel associated with these activities to the businesses based on capital and service consumption levels. The Corporate Center also encompasses certain centrally managed positions, including the SNB StabFund option and (starting with the first quarter 2012 reporting) the legacy portfolio formerly in the Investment Bank.

UBS Group

Management report

Group results

Group results

Net profit attributable to UBS shareholders was CHF 393 million compared with CHF 1,018 million in the third quarter. Pre-tax profit declined by CHF 396 million to CHF 584 million. In the fourth quarter, we recorded a net income tax expense of CHF 189 million compared with a net income tax benefit of CHF 40 million in the prior quarter.

Income statement

	For the quarter ended			% change from		Year ended
CHF million	31.12.11	30.9.11	31.12.10	3Q11	4Q10	31.12.11	31.12.10

Continuing operations

Interest income	4,139	4,372	4,591	(5)	(10)	17,969	18,872

Interest expense	(2,395)	(2,512)	(2,888)	(5)	(17)	(11,143)	(12,657)

Net interest income	1,745	1,861	1,703	(6)	2	6,826	6,215

Credit loss (expense) / recovery	(14)	(89)	(164)	(84)	(91)	(84)	(66)

Net interest income after credit loss expense	1,731	1,771	1,539	(2)	12	6,742	6,149
Net fee and commission income	3,498	3,557	4,444	(2)	(21)	15,174	17,160

Net trading income	610	(28)	785		(22)	4,510	7,471

Other income	128	1,111	373	(88)	(66)	1,467	1,214

Total operating income	5,967	6,412	7,141	(7)	(16)	27,893	31,994

Personnel expenses	3,503	3,758	3,777	(7)	(7)	15,593	16,920

General and administrative expenses	1,652	1,411	1,894	17	(13)	5,959	6,585

Depreciation of property and equipment	198	212	231	(7)	(14)	761	918

Amortization of intangible assets	29	51	26	(43)	12	127	117

Total operating expenses	5,383	5,432	5,928	(1)	(9)	22,441	24,539

Operating profit from continuing operations before tax	584	980	1,214	(40)	(52)	5,453	7,455

Tax expense / (benefit)	189	(40)	(469)			952	(381)

Net profit from continuing operations	395	1,019	1,683	(61)	(77)	4,500	7,836

Discontinued operations

Profit from discontinued operations before tax	0	0	0			0	2

Tax expense	0	0	0			0	0

Net profit from discontinued operations	0	0	0			0	2

Net profit	395	1,019	1,683	(61)	(77)	4,501	7,838

Net profit attributable to non-controlling interests	2	2	21	0	(90)	268	304

from continuing operations	2	2	21	0	(90)	268	303

from discontinued operations	0	0	0			0	1

Net profit attributable to UBS shareholders	393	1,018	1,663	(61)	(76)	4,233	7,534

from continuing operations	393	1,018	1,663	(61)	(76)	4,232	7,533

from discontinued operations	0	0	0			0	1

Comprehensive income

Total comprehensive income	1,313	4,181	(678)	(69)		7,531	6,484

Total comprehensive income attributable to non-controlling interests	(15)	89	(251)		(94)	560	609

Total comprehensive income attributable to UBS shareholders	1,328	4,092	(427)	(68)		6,970	5,875

UBS Group

Performance: 4Q11 vs 3Q11

Profit from continuing operations before tax was CHF 584 million in the fourth quarter of 2011, down CHF 396 million from CHF 980 million in the third quarter. This quarter included an own credit loss on financial liabilities designated at fair value of CHF 71 million compared with a gain of CHF 1,765 million in the third quarter. The prior quarter also included a loss of CHF 1,849 million related to the unauthorized trading incident, a gain of CHF 722 million on the sale of our strategic investment portfolio and restructuring charges associated with our cost reduction program of CHF 394 million. Excluding the effect of these four items in both quarters, profit from continuing operations before tax decreased by CHF 72 million.

è

Refer to the “Recent developments” section of our third quarter 2011 report for more information on the unauthorized trading incident, the sale of our strategic investment portfolio and our cost reduction program

Operating income: 4Q11 vs 3Q11

Total operating income was CHF 5,967 million compared with CHF 6,412 million in the prior quarter. Excluding the impact of own credit, the unauthorized trading incident and the gain on sale of our strategic investment portfolio in the third quarter, the underlying operating income increased by CHF 264 million.

Net interest and trading income

Net interest and trading income rose by CHF 522 million primarily due to increases in fixed income, currencies and commodities (FICC). The prior quarter included a loss of CHF 1,849 million related to the unauthorized trading incident, which was largely offset by an own credit gain of CHF 1,765 million. Own credit in the fourth quarter was a loss of CHF 71 million.

è	Refer to “Note 11b Fair value of financial instruments” in the “Financial information” section of this report for more information on own credit

FICC net interest and trading revenues mainly increased in credit, reflecting increased volumes in structured credit. Revenues in the rates business increased, reflecting high market volatility and favorable positioning. Emerging market revenues also increased, mainly in credit trading in Asia and Latin America. These increases were partly offset by a debit valuation adjustment loss on our derivatives portfolio of CHF 189 million that resulted from the tightening of our credit default swap spreads compared with a gain of CHF 393 million in the prior quarter.

Equities net interest and trading revenues increased mainly as the prior quarter included a loss of CHF 1,849 million related to the unauthorized trading incident and partly due to higher cash trading revenues.

Net interest income in Wealth Management and Retail & Corporate declined modestly to CHF 487 million and CHF 567 million, respectively, mainly due to the absence of interest income previously derived from our strategic investment portfolio, which was sold in the third quarter. Furthermore, trading income decreased in Retail & Corporate. These declines were partly offset by lower net trading losses in the Corporate Center, mainly as the fourth quarter included a loss of CHF 129 million on the valuation of our option to acquire the SNB StabFund’s equity compared with a loss of CHF 209 million in the previous quarter.

è	Refer to the “Risk management and control” section of this report for more information on the valuation of our option to acquire the SNB StabFund’s equity

Credit loss expense/recovery

We recorded a net credit loss expense of CHF 14 million in the fourth quarter of 2011 compared with a net credit loss expense of CHF 89 million in the third quarter, as the third quarter included an increase of CHF 73 million in collective loan loss provisions.

Net fee and commission income

Net fee and commission income was CHF 3,498 million, down CHF 59 million, or 2% from the previous quarter.

Net brokerage fees declined by CHF 183 million, or 22%, due to lower transactional volumes and a very low level of client activity. This was partly offset by an increase in M&A and corporate finance fees of CHF 48 million, or 22%, reflecting the completion of several large deals in the fourth quarter. Additionally, portfolio management and advisory fees increased by CHF 42 million, or 3%, mainly due to higher revenues in both the traditional and alternative and quantitative investments businesses of Global Asset Management. Credit-related fees and commissions increased by CHF 24 million.

Net interest and trading income

	For the quarter ended			% change from		Year ended
CHF million	31.12.11	30.9.11	31.12.10	3Q11	4Q10	31.12.11	31.12.10

Net interest and trading income

Net interest income	1,745	1,861	1,703	(6)	2	6,826	6,215

Net trading income	610	(28)	785		(22)	4,510	7,471

Total net interest and trading income	2,355	1,833	2,488	28	(5)	11,336	13,686

Group results

Credit loss (expense) / recovery

	For the quarter ended			% change from		Year ended
CHF million	31.12.11	30.9.11	31.12.10	3Q11	4Q10	31.12.11	31.12.10
Wealth Management	1	0	8		(88)	11	11

Retail & Corporate	(13)	(81)	(63)	(84)	(79)	(101)	(76)

Wealth Management & Swiss Bank	(12)	(82)	(56)	(85)	(79)	(90)	(64)

Wealth Management Americas	(5)	(1)	(1)	400	400	(6)	(1)

Investment Bank	3	(6)	(108)			12	0

of which: related to reclassified securities[1]	3	9	(57)	(67)		37	(133)

of which: related to acquired securities	0	(19)	(25)	(100)	(100)	(28)	(39)

Corporate Center	0	0	0			(1)	0

Total	(14)	(89)	(164)	(84)	(91)	(84)	(66)

1  Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report.

è	Refer to “Note 4 Net fee and commission income” in the “Financial information” section of this report for more information

Other income

Other income was CHF 128 million in the fourth quarter compared with CHF 1,111 million in the third quarter, which included a gain on the sale of our strategic investment portfolio of CHF 722 million.

In the fourth quarter, we recorded gains of CHF 19 million from disposals of loans and receivables compared with CHF 245 million in the third quarter. The third-quarter gains mainly resulted from the sale of collateralized loan obligations, which were largely offset by hedge termination losses recorded in net trading income.

Third-quarter other income also included a gain on the sale of a property in Switzerland of CHF 78 million.

è	Refer to “Note 5 Other income” in the “Financial information” section of this report for more information

Operating expenses: 4Q11 vs 3Q11

Operating expenses were CHF 5,383 million, down CHF 49 million, or 1% compared with the third quarter. Restructuring costs associated with our cost reduction program declined to CHF 9 million from CHF 394 million and we recorded lower accruals for variable compensation. These decreases were partly offset by adverse currency translation effects, a CHF 109 million charge related to the UK bank levy and higher professional fees.

Personnel expenses

Personnel expenses decreased by CHF 255 million, or 7%, to CHF 3,503 million. The fourth quarter included CHF 9 million in total personnel-related restructuring charges associated with our cost reduction program compared with CHF 253 million in the third quarter.

Salaries and variable compensation decreased by CHF 317 million, or 12%, mainly reflecting reduced expenses for variable compensation and lower restructuring charges. Expenses for variable compensation were CHF 532 million in the fourth quarter compared with CHF 775 million in the third quarter, and included a charge of CHF 315 million for the amortization of deferred compensation awards from prior years.

è	Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information

General and administrative expenses

General and administrative expenses increased by CHF 241 million, or 17%, to CHF 1,652 million in the fourth quarter.

Administration costs increased by CHF 137 million, mainly due to a CHF 109 million charge related to the UK bank levy, mainly in the Investment Bank. Professional fees increased by CHF 71 million, mainly reflecting higher legal fees.

Other expense categories also increased, partially due to adverse currency effects.

These increases were partly offset by lower real estate-related restructuring charges associated with our cost reduction program, which were CHF 3 million in the fourth quarter compared with CHF 111 million in the third quarter, as well as by a lower level of charges for litigation provisions.

è	Refer to “Note 7 General and administrative expenses” in the “Financial information” section of this report for more information

Depreciation and amortization

Depreciation of property and equipment was CHF 198 million, a decrease of CHF 14 million, or 7%, from the prior quarter. The fourth quarter included an impairment loss on a property of CHF 12 million. The third quarter included restructuring charges associated with our cost reduction program of CHF 31 million for the impairment of real estate assets.

Amortization of intangible assets was CHF 29 million compared with CHF 51 million in the previous quarter, which included the impairment of intangible assets related to a past acquisition in the UK.

UBS Group

Tax: 4Q11 vs 3Q11

In the fourth quarter, we recorded a net income tax expense in the income statement of CHF 189 million. This includes tax expenses of CHF 99 million with respect to the amortization of deferred tax assets previously recognized in relation to Swiss tax losses carried forward to offset taxable profits for the quarter. It also includes expenses of CHF 61 million reflecting a further writedown of deferred tax assets for Swiss tax losses incurred in previous years, following the third quarter re-measurement made for interim reporting purposes. In addition, it includes tax expenses of CHF 41 million relating to the downward re-measurement of deferred tax assets for Japan, following a change in statutory tax rates and loss offset rules, and other tax expenses of CHF 105 million with respect to the taxable profits of Group entities. These tax expenses were partly offset by a tax benefit of CHF 117 million arising from the write-up of deferred tax assets for US tax losses incurred in previous years, following the abovementioned third quarter re-measurement.

In the third quarter of 2011, we recorded a net income tax benefit of CHF 40 million in the income statement. This reflected tax effects from the write up of deferred tax assets for US tax losses and the unauthorized trading incident, partially offset by the amortization of deferred tax assets and a tax charge relating to the re-measurement of deferred tax assets in relation to Swiss tax losses.

We expect our effective tax rate to be in the region of 20 – 25% until the deferred tax assets are re-measured in the second half of 2012.

Comprehensive income attributable to UBS shareholders: 4Q11 vs 3Q11

Comprehensive income attributable to UBS shareholders was CHF 1,328 million, including net profit attributable to UBS shareholders of CHF 393 million and other comprehensive income (OCI) attributable to UBS shareholders of CHF 935 million (net of tax).

The fourth quarter OCI attributable to UBS shareholders included foreign currency translation gains of CHF 693 million and fair value gains on interest rate swaps designated as cash flow hedges of CHF 285 million, partly offset by fair value losses on financial investments available-for-sale of CHF 43 million.

Foreign currency translation gains related for the most part to the strengthening of the US dollar against the Swiss franc. Fair value gains on net fixed receiver interest rate swaps designated as cash flow hedges resulted primarily from declining long-term euro and Swiss franc interest rates as well as the strengthening of the US dollar against the Swiss franc.

In the third quarter of 2011, comprehensive income attributable to UBS shareholders was CHF 4,092 million, including net profit attributable to UBS shareholders of CHF 1,018 million and other comprehensive income (OCI) attributable to UBS shareholders of CHF 3,074 million. The third quarter OCI attributable to UBS shareholders mainly related to foreign currency translation gains of CHF 1,410 million and fair value gains on interest rate swaps designated as cash flow hedges of CHF 1,486 million.

è	Refer to the “Statement of comprehensive income” in the “Financial information” section of this report for more information

Performance by reporting segment: 4Q11 vs 3Q11

The management discussion and analysis by reporting segment is provided in the “UBS business divisions and Corporate Center” section of this report.

Invested assets development: 4Q11 vs 3Q11

Net new money

In Wealth Management, net new money inflows were CHF 3.1 billion compared with CHF 3.8 billion in the previous quarter, and were advantaged by several large inflows in the quarter. Net inflows continued in Asia Pacific and the emerging markets, as well as globally from ultra high net worth clients. In Europe, we reported small net new money inflows, as net inflows in the European onshore business more than offset net outflows in the European offshore business, which came mainly from countries neighboring Switzerland. Swiss wealth management reported net new money outflows of CHF 1.2 billion in the fourth quarter, compared with outflows of CHF 0.1 billion in the previous quarter, as the fourth quarter was affected by seasonal effects such as higher consumption-related withdrawals.

Wealth Management Americas recorded net new money inflows of CHF 1.9 billion compared with CHF 4.0 billion in the prior

Performance by reporting segment

	For the quarter ended			% change from		Year ended
CHF million	31.12.11	30.9.11	31.12.10	3Q11	4Q10	31.12.11	31.12.10

Wealth Management	471	888	462	(47)	2	2,676	2,308

Retail & Corporate	412	683	387	(40)	6	1,919	1,772

Wealth Management & Swiss Bank	882	1,571	849	(44)	4	4,596	4,080

Wealth Management Americas	114	139	(32)	(18)		504	(130)

Global Asset Management	118	79	148	49	(20)	428	516

Investment Bank	(256)	(650)	100	61		304	2,197

Corporate Center	(273)	(160)	149	(71)		(380)	793

Operating profit from continuing operations before tax	584	980	1,214	(40)	(52)	5,453	7,455

Group results

quarter. Net recruiting of financial advisors drove net new money during the quarter, while net new money from financial advisors employed with UBS for more than one year was negligible.

Global Asset Management recorded net new money inflows of CHF 0.2 billion compared with net outflows of CHF 2.6 billion in the third quarter. Excluding money market flows, net new money outflows were CHF 0.5 billion compared with net outflows of CHF 1.2 billion in the prior quarter, reflecting the transfer of investment management and research responsibilities for CHF 2.9 billion of private equity funds of funds from Wealth Management & Swiss Bank to Global Asset Management. It should be noted that these assets are reported as invested assets in both business divisions as Wealth Management & Swiss Bank continues to advise the clients of the funds.

è	Refer to the various discussions of net new money flows in the “UBS business divisions and Corporate Center” section of this report for more information

Invested assets

Invested assets were CHF 2,167 billion as of 31 December 2011 compared with CHF 2,025 billion as of 30 September 2011. This increase was primarily attributable to positive market performance, as well as the appreciation of the US dollar against the Swiss franc.

è	Refer to the various discussions of invested assets in the “UBS business divisions and Corporate Center” section of this report for more information

Personnel: 4Q11 vs 3Q11

We employed 64,820 personnel as of 31 December 2011 compared with 65,921 personnel as of 30 September 2011.

The decrease in personnel of 1,101 during the quarter mainly related to our cost reduction program. Personnel decreased by 622 in the Investment Bank, with reductions across all business areas, and by 340 in Wealth Management with smaller reductions in Retail & Corporate, Wealth Management Americas and Global Asset Management.

è

Refer to the “Accounting and reporting structure changes” section of our first quarter 2011 report for more information on how the process of allocating Corporate Center personnel to the business divisions has been refined

Net new money1

	For the quarter ended			Year ended
CHF billion	31.12.11	30.9.11	31.12.10	31.12.11	31.12.10
Wealth Management	3.1	3.8	0.0	23.5	(12.1)

Wealth Management Americas	1.9	4.0	3.4	12.1	(6.1)

Global Asset Management	0.2	(2.6)	1.0	4.3	1.8

of which: money market flows	0.7	(1.3)	1.2	(4.7)	(6.4)

1  Excludes interest and dividend income.

Invested assets

	As of			% change from
CHF billion	31.12.11	30.9.11	31.12.10	30.9.11	31.12.10
Wealth Management	750	720	768	4	(2)

Retail & Corporate	134	130	136	3	(1)

Wealth Management & Swiss Bank	883	850	904	4	(2)

Wealth Management Americas	709	651	689	9	3

Traditional investments	497	450	487	10	2

of which: money market funds	92	87	96	6	(4)

Alternative and quantitative investments	31	31	34	0	(9)

Global real estate	38	38	36	0	6

Infrastructure and private equity[1]	8	5	1	60	700

Global Asset Management	574	524	559	10	3

Total	2,167	2,025	2,152	7	1

1  With effect from the third quarter of 2011, the Infrastructure and private equity fund of funds businesses were transferred from Alternative and quantative investments to Infrastructure. Following the transfer it was renamed Infrastructure and private equity. As the amounts were not material, prior periods were not restated.

UBS Group

Personnel by reporting segment

	As of			% change from
Full-time equivalents	31.12.11	30.9.11	31.12.10	30.9.11	31.12.10
Wealth Management	15,904	16,244	15,663	(2)	2

Retail & Corporate	11,430	11,493	12,089	(1)	(5)

Wealth Management & Swiss Bank	27,334	27,736	27,752	(1)	(2)

Wealth Management Americas	16,207	16,246	16,330	0	(1)

Global Asset Management	3,750	3,785	3,481	(1)	8

Investment Bank	17,256	17,878	16,860	(3)	2

Corporate Center	274	276	194	(1)	41

Total	64,820	65,921	64,617	(2)	0

of which: Corporate Center personnel (before allocations)[1]	19,270	19,734	19,472	(2)	(1)

[1]  Please note that some of the comparative figures in this table may differ from those originally published in quarterly and annual reports (for example due to adjustments following organizational changes).

Personnel by region
	As of			% change from
Full-time equivalents	31.12.11	30.9.11	31.12.10	30.9.11	31.12.10
Switzerland	23,188	23,590	23,284	(2)	0

UK	6,674	6,934	6,634	(4)	1

Rest of Europe	4,182	4,252	4,122	(2)	1

Middle East/Africa	162	157	137	3	18

USA	21,746	21,999	22,031	(1)	(1)

Rest of Americas	1,177	1,189	1,147	(1)	3

Asia Pacific	7,690	7,801	7,263	(1)	6

Total	64,820	65,921	64,617	(2)	0

Group results

Transfer of legacy portfolio from the Investment Bank to the Corporate Center

At our Investor Day in November 2011, we announced our intention to identify a portfolio of legacy assets and separate it from our core Investment Bank by transferring management responsibility to the Corporate Center. On 30 December 2011, such a transfer occurred, and a Corporate Center management and oversight framework for the legacy portfolio was established. We will report the legacy portfolio as a separate segment in the Corporate Center beginning with the first quarter of 2012, when all necessary internal reporting changes will have been put into place, and will provide restated historical segment information.

The legacy portfolio mainly includes auction rate securities, CDO positions with monoline protection, synthetic credit protection positions and associated hedges, the loan exposure to the RMBS Opportunities Master Fund, LP, other asset-backed securities and structured positions and positions from certain other business lines we have exited in the past.

The legacy portfolio will also include the credit loss valuation adjustments and the funding cost components associated with all of its positions. Finally, the portfolio encompasses contingent liabilities that have arisen or may in the future arise from the historical businesses that generated the legacy assets including, for example, the disclosed contingencies associated with sales of US residential mortgage-backed securities and residential mortgages.

At the time of our announcement in November 2011, the pro-forma Basel III risk-weighted assets of the legacy portfolio as of 30 September 2011 were estimated at approximately CHF 70 billion. Subsequently, we have refined the composition of the portfolio and the related risk-weighted assets calculation through a bottom-up assessment, and as a result have adjusted the 30 September 2011 starting point. As of that date, the adjusted legacy portfolio consisted of approximately CHF 28 billion of financial assets (excluding positive replacement values) and CHF 23 billion of positive replacement values. This translates into Basel 2.5 risk-weighted assets of CHF 22 billion and pro-forma Basel III risk-weighted assets estimated at approximately CHF 80 billion. Based on the composition and size of the portfolio, approximately CHF 4.5 billion of attributed equity was earmarked for the legacy portfolio at year-end 2011.

The legacy assets held in the portfolio will be reduced actively through asset sales. Our efforts are already underway and, since 30 September 2011, the reduction in these legacy assets has resulted in pro-forma Basel III risk-weighted assets estimated at approximately CHF 62 billion, mainly through the sale of a portfolio of student loan auction rate securities. We will continue to reduce these positions actively in order to meet our Basel III risk-weighted assets target for these assets of approximately CHF 5 billion by 2016.

UBS business

divisions and

Corporate Center

Management report

Wealth Management & Swiss Bank

Wealth Management & Swiss Bank

Business division reporting

	As of or for the quarter ended				% change from		Year ended
CHF million, except where indicated	31.12.11	30.9.11		31.12.10	3Q11	4Q10	31.12.11	31.12.10
Net interest income	1,055	1,099		1,066	(4)	(1)	4,296	4,159

Net fee and commission income	1,244	1,279		1,477	(3)	(16)	5,537	6,142

Net trading income	286	378		225	(24)	27	1,211	895

Other income	29	722	[1]	22	(96)	32	776	94

Income	2,613	3,478	[1]	2,790	(25)	(6)	11,820	11,291

Credit loss (expense) / recovery	(12)	(82)		(56)	(85)	(79)	(90)	(64)

Total operating income	2,601	3,396	[1]	2,734	(23)	(5)	11,730	11,226

Personnel expenses	1,163	1,259		1,193	(8)	(3)	4,924	4,778

General and administrative expenses	526	491		619	7	(15)	2,026	2,101

Services (to) / from other business divisions	(51)	(34)		(13)	(50)	(292)	(152)	(61)

Depreciation of property and equipment	79	78		84	1	(6)	300	309

Amortization of intangible assets	3	31		3	(90)	0	37	19

Total operating expenses[2]	1,719	1,825		1,885	(6)	(9)	7,135	7,147

Business division performance before tax	882	1,571	[1]	849	(44)	4	4,596	4,080

Key performance indicators[3]

Pre-tax profit growth (%)	(43.9)	43.6		(9.5)			12.6	4.3

Cost / income ratio (%)	65.8	52.5		67.6			60.4	63.3

Additional information

Average attributed equity (CHF billion)[4]	10.0	10.0		9.0	0	11

Return on attributed equity (RoaE) (%)							46.0	45.3

BIS risk-weighted assets, Basel II (CHF billion)[5]	41.8	41.5		43.4	1	(4)

BIS risk-weighted assets, Basel 2.5 (CHF billion)[5]	41.8	41.5			1

Return on risk-weighted assets, Basel II, gross (%)[5]							28.1	24.3

Goodwill and intangible assets (CHF billion)	1.4	1.4		1.5	0	(7)

Invested assets (CHF billion)	883	850		904	4	(2)

Client assets (CHF billion)	1,723	1,681		1,799	2	(4)

Loans, gross (CHF billion)	210.4	210.8		201.9	0	4

Due to customers (CHF billion)	288.1	280.9		268.5	3	7

Personnel (full-time equivalents)	27,334	27,736		27,752	(1)	(2)

1  Includes revenues from the sale of our strategic investment portfolio of CHF 722 million.  2  Operating expenses include restructuring charges of CHF 8 million in the fourth quarter of 2011 and CHF 109 million in the third quarter of 2011 associated with our cost reduction program. Refer to “Note 15 Changes in organization” in the “Financial information” section of this report for more information.  3  For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2010.  4  Refer to the “Capital management” section of this report for more information about the equity attribution framework.  5  Capital management data as of 31 December 2011 is disclosed in accordance with the Basel 2.5 framework. Comparative data under the new framework is not available for 31 December 2010. The comparative information under the Basel II framework is therefore provided. Refer to the “Capital management” section of this report for more information.

UBS business divisions and Corporate Center

Wealth Management

Pre-tax profit was CHF 471 million in the fourth quarter of 2011 compared with CHF 888 million in the previous quarter, which included a gain of CHF 433 million from the sale of our strategic investment portfolio and CHF 85 million of restructuring charges. Excluding this gain, the gross margin on invested assets declined by 6 basis points to 91 basis points, as a result of lower client activity and lower interest income. Net new money inflows of CHF 3.1 billion were recorded in the fourth quarter.

Business unit reporting

	As of or for the quarter ended				% change from		Year ended
CHF million, except where indicated	31.12.11	30.9.11		31.12.10	3Q11	4Q10	31.12.11	31.12.10
Net interest income	487	503		449	(3)	8	1,968	1,737

Net fee and commission income	955	988		1,193	(3)	(20)	4,363	4,964

Net trading income	216	272		154	(21)	40	878	647

Other income	14	415	[1]	(1)	(97)		425	(3)

Income	1,672	2,178	[1]	1,795	(23)	(7)	7,634	7,345

Credit loss (expense) / recovery	1	0		8		(88)	11	11

Total operating income	1,673	2,178	[1]	1,803	(23)	(7)	7,645	7,356

Personnel expenses	749	846		783	(11)	(4)	3,258	3,153

General and administrative expenses	316	296		402	7	(21)	1,192	1,264

Services (to) / from other business divisions	92	72		111	28	(17)	318	449

Depreciation of property and equipment	43	44		43	(2)	0	165	163

Amortization of intangible assets	3	31		3	(90)	0	37	19

Total operating expenses[2]	1,203	1,290		1,341	(7)	(10)	4,969	5,049

Business unit performance before tax	471	888	[1]	462	(47)	2	2,676	2,308

Key performance indicators[3]

Pre-tax profit growth (%)	(47.0)	32.1		(6.1)			15.9	1.2

Cost / income ratio (%)	71.9	59.2		74.7			65.1	68.7

Net new money (CHF billion)[4]	3.1	3.8		0.0			23.5	(12.1)

Gross margin on invested assets (bps)[5]	91	120		92	(24)	(1)	101	92

Swiss wealth management

Income	350	450	[1]	385	(22)	(9)	1,585	1,543

Net new money (CHF billion)[4]	(1.2)	(0.1)		1.1			1.1	0.8

Invested assets (CHF billion)	126	124		137	2	(8)

Gross margin on invested assets (bps)	112	141		112	(21)	0	121	112

International wealth management

Income	1,322	1,727	[1]	1,410	(23)	(6)	6,049	5,802

Net new money (CHF billion)[4]	4.2	3.9		(1.1)			22.4	(12.9)

Invested assets (CHF billion)	624	595		631	5	(1)

Gross margin on invested assets (bps)[5]	86	116		88	(26)	(2)	97	88

1  Includes revenues from the sale of our strategic investment portfolio: Wealth Management CHF 433 million, of which CHF 79 million relate to Swiss wealth management and CHF 354 million relate to International wealth management.  2  Operating expenses include restructuring provision releases of CHF 1 million in the fourth quarter of 2011 and restructuring charges of CHF 85 million in the third quarter of 2011 associated with our cost reduction program. Refer to “Note 15 Changes in organization” in the “Financial information” section of this report for more information.  3  For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2010.  4  Excludes interest and dividend income.   5  Excludes any effect on profit or loss from a property fund: a realized gain due to a partial repayment of fund shares of CHF 5 million in the fourth quarter of 2011 and negative valuation adjustments of CHF 27 million in the third quarter of 2011.

Wealth Management & Swiss Bank

Business unit reporting (continued)

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.11	30.9.11	31.12.10	3Q11	4Q10	31.12.11	31.12.10

Additional information

Average attributed equity (CHF billion)[1]	5.0	5.0	4.4	0	14

Return on attributed equity (RoaE) (%)						53.5	52.5

BIS risk-weighted assets, Basel II (CHF billion)[2]	16.6	16.7	16.9	(1)	(2)

BIS risk-weighted assets, Basel 2.5 (CHF billion)[2]	16.6	16.7		(1)

Return on risk-weighted assets, Basel II, gross (%)[2]						45.7	41.4

Goodwill and intangible assets (CHF billion)	1.4	1.4	1.5	0	(7)

Invested assets (CHF billion)	750	720	768	4	(2)

Client assets (CHF billion)	875	847	920	3	(5)

Loans, gross (CHF billion)	75.1	74.2	67.1	1	12

Due to customers (CHF billion)	170.2	163.8	156.8	4	9

Personnel (full-time equivalents)	15,904	16,244	15,663	(2)	2

Client advisors (full-time equivalents)	4,202	4,252	4,172	(1)	1

1  Refer to the “Capital management” section of this report for more information about the equity attribution framework.  2  Capital management data as of 31 December 2011 is disclosed in accordance with the Basel 2.5 framework. Comparative data under the new framework is not available for 31 December 2010. The comparative information under the Basel II framework is therefore provided. Refer to the “Capital management” section of this report for more information.

Results: 4Q11 vs 3Q11

Operating income

Total operating income was CHF 1,673 million compared with CHF 2,178 million. Adjusted for the abovementioned third-quarter gain on the sale of our strategic investment portfolio, operating income decreased 4%, reflecting a significant decline in client activity and the absence of interest income previously derived from the strategic investment portfolio.

è	Refer to the “Recent developments” section of our third quarter 2011 report for more information on the sale of our strategic investment portfolio and the resulting impact on income

Net interest income decreased 3% to CHF 487 million due to the absence of interest income previously derived from the strategic investment portfolio, which more than offset higher interest income resulting from growth in loan and deposit volumes, mainly due to the strengthening of the US dollar against the Swiss franc.

Net fee and commission income decreased 3% to CHF 955 million, largely due to lower transaction-based revenues. This reflected a decrease in client activity that was also reflected in a deterioration of trading volumes on major stock exchanges. In addition, the uncertain market environment prompted some clients to shift assets into lower-margin cash and cash-like products. Net trading income decreased 21% to CHF 216 million, mainly due to a third-quarter CHF 40 million reclassification of fee income to trading income which related to prior periods. In addition, fourth-quarter trading income was impacted by lower client foreign exchange trading activities.

è	Refer to the “Wealth Management” section of our third quarter 2011 report for more information on the reclassification of fee income

Other income was CHF 14 million compared with CHF 415 million, as the third quarter included the abovementioned gain on the sale of our strategic investment portfolio.

Operating expenses

Operating expenses decreased to CHF 1,203 million from CHF 1,290 million, as the third quarter included restructuring charges of CHF 85 million associated with our cost reduction program. Adjusted for restructuring charges in both quarters, operating expenses remained broadly flat.

Personnel expenses decreased to CHF 749 million from CHF 846 million in the previous quarter, primarily due to higher restructuring charges booked in the third quarter. Excluding these restructuring charges, personnel expenses decreased, mainly due to lower variable compensation accruals and the transfer of a middle and back office function to Retail & Corporate from Wealth Management. General and administrative expenses increased to CHF 316 million from CHF 296 million in the prior quarter. This was mainly related to increases in legal and professional fees and marketing expenses. Charges for services from other business divisions were CHF 92 million, up from CHF 72 million in the previous quarter, and were mainly related to the abovementioned middle and back office function transfer.

Amortization of intangible assets declined to CHF 3 million from CHF 31 million in the prior quarter, mainly reflecting the impairment of intangible assets on a past acquisition in the UK that was booked in the third quarter.

è

Refer to the “Recent developments” section of our third quarter 2011 report and “Note 15 Changes in Organization” for more information on restructuring charges associated with our cost reduction program

UBS business divisions and Corporate Center

Invested assets development: 4Q11 vs 3Q11

Net new money

Net new money inflows were CHF 3.1 billion compared with CHF 3.8 billion in the previous quarter, advantaged by several large inflows in the quarter.

International wealth management reported slightly higher net inflows of CHF 4.2 billion, as net inflows continued in Asia Pacific and emerging markets, as well as globally from ultra high net worth clients. In Europe, we reported small net new money inflows. The European onshore business reported net inflows despite being affected by outflows of CHF 0.6 billion related to the departure of client advisors who had joined our firm as part of a past acquisition in Germany. The net inflows in the European onshore business more than offset net outflows in the European offshore business, which came mainly from countries neighboring Switzerland.

Swiss wealth management reported net new money outflows of CHF 1.2 billion in the fourth quarter, compared with outflows of CHF 0.1 billion in the previous quarter, as the fourth quarter was affected by seasonal effects such as higher consumption-related withdrawals.

Invested assets

Invested assets were CHF 750 billion on 31 December 2011, up CHF 30 billion from 30 September 2011, with half of the improvement occurring towards the end of the quarter. This increase mainly reflected a recovery in global equity markets during the quarter, the depreciation of the Swiss franc against the US dollar and net new money inflows.

Gross margin on invested assets

The gross margin for the quarter was 91 basis points compared with 120 basis points in the prior quarter. However, when adjusted for the abovementioned gain on the sale of our strategic investment portfolio, the gross margin on invested assets declined by 6 basis points to 91 basis points from 97 basis points in the previous quarter. Excluding the sale of that portfolio, this decrease was mainly due to the abovementioned reduction in fee and trading income that resulted from lower client activity, as well as the shift of assets to lower-margin products. In addition, the interest income derived from the strategic investment portfolio accounted for approximately 2 basis points of the gross margin in the third quarter. The gross margin calculation excludes any effect on profit or loss from a property fund.

Personnel: 4Q11 vs 3Q11

Wealth Management employed 15,904 personnel on 31 December 2011, compared with 16,244 on 30 September 2011. The decline mainly reflects the impact of the announced cost reduction program and the aforementioned middle and back office personnel transfer.

At the end of the fourth quarter, the number of client advisors decreased by 50 to 4,202, partially as lower producing advisors were managed out of the firm. However, we continued to hire client advisors, primarily in the emerging markets and Asia Pacific.

Wealth Management & Swiss Bank

Retail & Corporate

Pre-tax profit was CHF 412 million in the fourth quarter of 2011 compared with CHF 683 million in the third quarter, which included a CHF 289 million gain from the sale of our strategic investment portfolio. The fourth quarter included CHF 8 million of restructuring charges associated with our cost reduction program compared with CHF 24 million in the prior quarter.

Business unit reporting

	As of or for the quarter ended				% change from		Year ended
CHF million, except where indicated	31.12.11	30.9.11		31.12.10	3Q11	4Q10	31.12.11	31.12.10
Net interest income	567	595		617	(5)	(8)	2,328	2,422

Net fee and commission income	288	291		284	(1)	1	1,175	1,178

Net trading income	70	106		71	(34)	(1)	333	249

Other income	15	307	[1]	23	(95)	(35)	350	97

Income	941	1,300	[1]	995	(28)	(5)	4,186	3,946

Credit loss (expense) / recovery	(13)	(81)		(63)	(84)	(79)	(101)	(76)

Total operating income	928	1,218	[1]	931	(24)	0	4,085	3,870

Personnel expenses	414	413		410	0	1	1,666	1,625

General and administrative expenses	210	194		217	8	(3)	834	836

Services (to) / from other business divisions	(144)	(106)		(124)	(36)	(16)	(470)	(509)

Depreciation of property and equipment	36	34		41	6	(12)	136	146

Amortization of intangible assets	0	0		0			0	0

Total operating expenses[2]	517	535		544	(3)	(5)	2,166	2,098

Business unit performance before tax	412	683	[1]	387	(40)	6	1,919	1,772

Key performance indicators[3]

Pre-tax profit growth (%)	(39.7)	62.2		(13.2)			8.3	8.8

Cost / income ratio (%)	54.9	41.2		54.7			51.7	53.2

Impaired loans portfolio as a % of total loans portfolio, gross (%)[4]	0.7	0.7		0.9

Additional information

Average attributed equity (CHF billion)[5]	5.0	5.0		4.6	0	9

Return on attributed equity (RoaE) (%)							38.4	38.5

BIS risk-weighted assets, Basel II (CHF billion)[6]	25.2	24.8		26.5	2	(5)

BIS risk-weighted assets, Basel 2.5 (CHF billion)[6]	25.2	24.8			2

Return on risk-weighted assets, Basel II, gross (%)[6]							16.5	13.7

Goodwill and intangible assets (CHF billion)	0.0	0.0		0.0

Invested assets (CHF billion)	134	130		136	3	(1)

Client assets (CHF billion)	848	834		879	2	(4)

Loans, gross (CHF billion)	135.3	136.6		134.8	(1)	0

Due to customers (CHF billion)	117.9	117.0		111.7	1	6

Personnel (full-time equivalents)	11,430	11,493		12,089	(1)	(5)

1  Includes revenues from the sale of our strategic investment portfolio of CHF 289 million.  2  Operating expenses include restructuring charges of CHF 8 million in the fourth quarter of 2011 and CHF 24 million in the third quarter of 2011 associated with our cost reduction program. Refer to “Note 15 Changes in organization” in the “Financial information” section of this report for more information.  3  For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2010.  4  Refer to the “Risk management and control” section of this report for more information on impairment ratios.  5  Refer to the “Capital management” section of this report for more information about the equity attribution framework.  6  Capital management data as of 31 December 2011 is disclosed in accordance with the Basel 2.5 framework. Comparative data under the new framework is not available for 31 December 2010. The comparative information under the Basel II framework is therefore provided. Refer to the “Capital management” section of this report for more information.

UBS business divisions and Corporate Center

Results: 4Q11 vs 3Q11

Operating income

Total operating income was CHF 928 million, down CHF 290 million, or 24%, from the prior quarter. Adjusted for the abovemen-tioned third-quarter gain from the sale of our strategic investment portfolio, operating income remained stable, as a decline in income was offset by lower credit loss expenses following a CHF 73 million increase in the collective loan loss provision in the third quarter.

è	Refer to the “Recent developments” section of our third quarter 2011 report for more information on the sale of strategic investment portfolio and the resulting impact on income

Net interest income was CHF 567 million, down 5% from the prior quarter, as the absence of interest income previously derived from our strategic investment portfolio more than offset higher income due to growth in average deposit volumes. Loan volumes in the fourth quarter decreased slightly compared with the third quarter, due to the reclassification of loans extended to one large client from Loans to Cash and balances with central banks. Both deposit and loan margins remained under pressure in the fourth quarter, constrained by low market interest rates and a competitive market environment. Low market interest rates also continued to impact income from our replication portfolio, resulting in lower interest income.

è	Refer to the “Interest rate and currency management” section of our Annual Report 2010 for more information on our replication portfolio

Net fee and commission income of CHF 288 million was virtually unchanged compared with the third quarter. Net trading income declined by CHF 36 million, or 34%. The fourth quarter included a loss related to credit default swaps to hedge certain loans, whereas the third quarter included a gain from these positions. Foreign exchange income was lower due to a decrease in client trading activity. Other income was CHF 15 million compared with CHF 307 million in the third quarter due to the abovementioned sale of our strategic investment portfolio, but decreased slightly when adjusted for the sale.

Credit loss expenses were CHF 13 million and related primarily to a small number of corporate clients. Credit loss expenses in the third quarter were CHF 81 million, which included an increase in collective loan loss provisions of CHF 73 million. Collective loan loss provisions were increased by CHF 3 million in the fourth quarter. A reassessment of the impact of the continuing strength of the Swiss franc resulted in a release of some collective loan provisions for private clients but a slight increase in those for corporate clients.

è	Refer to the “Risk management and control” section of the third quarter 2011 report for more information on the collective loan loss provision booked in the third quarter

Operating expenses

Operating expenses decreased to CHF 517 million from CHF 535 million in the third quarter, and included CHF 8 million of restructuring charges associated with our cost reduction program compared with CHF 24 million in the third quarter. Excluding restructuring charges, operating expenses were slightly down.

Personnel expenses remained virtually unchanged at CHF 414 million compared with CHF 413 million in the prior quarter. Excluding restructuring charges, personnel expenses increased CHF 12 million due to higher pension fund costs, lower releases of an accrual booked for untaken annual leave and the transfer of a middle and back office function to Retail & Corporate from Wealth Management. These increases were partially compensated for by lower variable compensation accruals. General and administrative expenses were CHF 210 million compared with CHF 194 million, mainly due to higher charges for litigation provisions. Charges for services to other business divisions increased to CHF 144 million from CHF 106 million in the previous quarter, mainly impacted by the aforementioned transfer of a middle and back office function. Depreciation at CHF 36 million was in line with the third quarter.

è

Refer to the “Recent developments” section of our third quarter 2011 report and “Note 15 Changes in Organization” for more information on restructuring charges associated with our cost reduction program

Personnel: 4Q11 vs 3Q11

Retail & Corporate employed 11,430 personnel on 31 December 2011, compared with 11,493 on 30 September 2011, mainly reflecting staff reductions due to our cost reduction program, partially offset by the abovementioned transfer of middle and back office personnel.

Wealth Management Americas

Wealth Management Americas

Pre-tax profit was CHF 114 million compared with CHF 139 million in the prior quarter. Operating income declined 5% in US dollar terms, reflecting lower asset-based fees and client activity, as well as a decrease in income from financial investments held in our available-for-sale portfolio. Operating expenses declined 3% in US dollar terms, reflecting lower personnel and non-personnel expenses, including lower restructuring charges and a decline in litigation provision charges. Net new money was CHF 1.9 billion compared with CHF 4.0 billion in the previous quarter.

Business division reporting

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.11	30.9.11	31.12.10	3Q11	4Q10	31.12.11	31.12.10
Net interest income	198	199	179	(1)	11	729	695

Net fee and commission income	985	951	1,066	4	(8)	3,973	4,244

Net trading income	123	108	127	14	(3)	450	570

Other income	24	37	9	(35)	167	103	56

Income	1,329	1,295	1,380	3	(4)	5,255	5,565

Credit loss (expense) / recovery	(5)	(1)	(1)	400	400	(6)	(1)

Total operating income	1,325	1,294	1,379	2	(4)	5,250	5,564

Personnel expenses	975	917	1,002	6	(3)	3,825	4,225

Financial advisor compensation[1]	509	478	517	6	(2)	1,967	2,068

Compensation commitments and advances related to recruited FAs[2]	142	129	141	10	1	536	599

Salaries and other personnel costs	323	311	344	4	(6)	1,322	1,558

General and administrative expenses	200	201	359	0	(44)	783	1,223

Services (to) / from other business divisions	(3)	(3)	(2)	0	(50)	(9)	(6)

Depreciation of property and equipment	26	27	39	(4)	(33)	99	198

Amortization of intangible assets	12	11	13	9	(8)	48	55

Total operating expenses[3]	1,211	1,154	1,411	5	(14)	4,745	5,694

Business division performance before tax	114	139	(32)	(18)		504	(130)

Key performance indicators[4]

Pre-tax profit growth (%)[5]	(18.0)	(0.7)	N/A			487.7	N/A

Cost/ income ratio (%)	91.1	89.1	102.2			90.3	102.3

Net new money (CHF billion)[6]	1.9	4.0	3.4			12.1	(6.1)

Net new money including interest and dividend income (CHF billion)[7]	7.9	8.0	8.9			30.4	13.0

Gross margin on invested assets (bps)	78	80	80	(3)	(3)	78	80

1  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors (FAs) and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.  2  Compensation commitments and advances related to recruited FAs represents costs related to compensation commitments and advances granted to financial advisors at the time of recruitment, which are subject to vesting requirements.  3  Operating expenses include restructuring charges of CHF 0 million in the fourth quarter of 2011 and CHF 19 million in the third quarter of 2011 associated with our cost reduction program. Refer to “Note 15 Changes in organization” in the “Financial information” section of this report for more information.  4  For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2010.  5  Not meaningful and not included if either the reporting period or the comparison period is a loss period.  6  Excludes interest and dividend income.  7  For purposes of comparison with US peers.

UBS business divisions and Corporate Center

Business division reporting (continued)

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.11	30.9.11	31.12.10	3Q11	4Q10	31.12.11	31.12.10

Additional information

Average attributed equity (CHF billion)[1]	8.0	8.0	8.0	0	0

Return on attributed equity (RoaE) (%)						6.3	(1.6)

BIS risk-weighted assets, Basel II (CHF billion)[2]	24.4	24.1	23.8	1	3

BIS risk-weighted assets, Basel 2.5 (CHF billion)[2]	26.1	25.5		2

Return on risk-weighted assets, Basel II, gross (%)[2]						22.1	23.8

Goodwill and intangible assets (CHF billion)	3.7	3.6	3.7	3	0

Invested assets (CHF billion)	709	651	689	9	3

Client assets (CHF billion)	746	686	738	9	1

Loans, gross (CHF billion)	27.9	26.2	22.5	6	24

Due to customers (CHF billion)	38.9	35.5	35.8	10	9

of which: deposit accounts (CHF billion)	28.5	25.8	26.0	10	10

Personnel (full-time equivalents)	16,207	16,246	16,330	0	(1)

Financial advisors (full-time equivalents)	6,967	6,913	6,796	1	3

Business division reporting excluding PaineWebber acquisition costs[3]

Business division performance before tax	135	161	(7)	(16)		590	(21)

Cost/ income ratio (%)	89.6	87.6	100.4			88.8	100.4

Average attributed equity (CHF billion)[1]	5.0	5.2	4.8	(4)	4

1  Refer to the “Capital management” section of this report for more information about the equity attribution framework.  2  Capital management data as of 31 December 2011 is disclosed in accordance with the Basel 2.5 framework. Comparative data under the new framework is not available for 31 December 2010. The comparative information under the Basel II framework is therefore provided. Refer to the “Capital management” section of this report for more information.  3  Acquisition costs represent goodwill and intangible assets funding costs and intangible asset amortization costs related to UBS’s 2000 acquisition of the PaineWebber retail brokerage business.

Results: 4Q11 vs 3Q11

Operating income

Operating income increased 2% to CHF 1,325 million from CHF 1,294 million. In US dollar terms, operating income decreased 5% as a result of lower fees and commissions as well as a decline in income related to our available-for-sale portfolio.

Net fee and commission income increased 4%, but decreased 4% in US dollar terms, primarily due to a 4% decrease in recurring fees, reflecting lower managed account fees which were calculated on the lower invested asset levels at the end of the third quarter. Transaction-based revenue decreased 5% in US dollar terms, reflecting lower client activity in equities and structured products. Net interest income decreased 1%, or 8% in US dollar terms, due to a third quarter adjustment reclassifying CHF 20 million from other comprehensive income relating to mortgage-backed securities in our available-for-sale portfolio. This decrease from the third quarter was partly offset by higher interest income related to higher client balances in securities-based lending and mortgages. Net trading income increased 14%, or 5% in US dollar terms, reflecting higher municipal trading income, partly offset by lower structured notes trading income. Other income decreased by CHF 13 million, primarily due to lower realized gains on sales of financial investments held in our available-for-sale portfolio of CHF 17 million compared with CHF 31 million in the prior quarter. Credit loss expense increased to CHF 5 million from CHF 1 million in the prior quarter.

Operating expenses

Total operating expenses increased 5% to CHF 1,211 million from CHF 1,154 million, but declined 3% in US dollar terms, due to decreases in both personnel and non-personnel expenses. The third quarter included CHF 13 million in net restructuring charges.

Personnel expenses increased 6% to CHF 975 million from CHF 917 million. In US dollar terms, personnel expenses decreased 2% from the prior quarter, mainly due to a decrease in financial advisor and variable compensation. Financial advisor compensation increased 6%, but decreased 2% in US dollar terms, corresponding to lower revenue production. Expenses for compensation commitments and advances related to recruited financial advisors increased 10%, but increased only 1% in US dollar terms. Compensation advance balances related to the recruitment of financial advisors increased 4% to CHF 3,584 million at the end of the quarter, but were relatively flat in US dollar terms. Salaries and other personnel costs increased 4%, but decreased 4% in US dollar terms, reflecting reductions to variable compensation and lower severance charges. Non-personnel expenses declined by CHF 1 million to CHF 236 million, but decreased 8% in US dollar

Wealth Management Americas

terms. General and administrative costs were relatively flat compared with the prior quarter, but decreased 8% in US dollar terms due to a decline in litigation provision charges from CHF 25 million to CHF 15 million, as well as decreases in legal fees and restructuring charges. Depreciation expenses decreased 4% or 9% in US dollar terms as the third quarter included restructuring charges of CHF 5 million associated with our cost reduction program.

è

Refer to the “Recent developments” section of our third quarter 2011 report and “Note 15 Changes in Organization” for more information on restructuring charges associated with our cost reduction program

Invested assets development: 4Q11 vs 3Q11

Net new money

Fourth quarter net new money was CHF 1.9 billion compared with CHF 4.0 billion in the prior quarter. Net recruiting of financial advisors drove net new money during the quarter, while net new money from financial advisors employed with UBS for more than one year was negligible. Including interest and dividend income, net new money inflows were CHF 7.9 billion compared with inflows of CHF 8.0 billion in the prior quarter.

Invested assets

Invested assets increased by CHF 58 billion, or 9%, to CHF 709 billion on 31 December 2011, reflecting positive market performance, the effect of the US dollar strengthening against the Swiss franc and net new money inflows. In US dollar terms, invested assets increased 5% from 30 September 2011. Managed account assets increased 9% to CHF 190 billion, or 6% in US dollar terms, and comprised 27% of total invested assets on 31 December 2011, as on 30 September 2011.

Gross margin on invested assets

The gross margin on invested assets in Swiss franc terms decreased by 2 basis points to 78 basis points, as income increased 3% compared with a 5% increase in average invested assets. In US dollar terms, the gross margin on invested assets decreased by 3 basis points to 80 basis points, reflecting a 5% decline in income compared with a 1% decline in average invested assets. In US dollar terms, declines in interest income and other income each contributed a decrease of 1 basis point, while lower fees and commissions contributed a decrease of 2 basis points, partly offset by a 1 basis point increase due to higher trading income.

Personnel: 4Q11 vs 3Q11

Wealth Management Americas employed 16,207 personnel as of 31 December 2011, down 39 from 30 September 2011. At the end of the fourth quarter, Wealth Management Americas employed 6,967 financial advisors, up 54 from the previous quarter, mainly reflecting the hiring of experienced financial advisors. The number of non-financial-advisor employees decreased by 93 to 9,240 due to a reduction in the number of shared services and operations personnel.

UBS business divisions and Corporate Center

Global Asset Management

Global Asset Management’s pre-tax profit in the fourth quarter of 2011 was CHF 118 million compared with CHF 79 million in the prior quarter. Net management fees were higher and performance fees were also higher primarily in alternative and quantitative investments. These revenue increases were partly offset by higher personnel expenses and restructuring charges associated with both our cost reduction program and the acquisition of the ING Investment Management business in Australia.

Business division reporting

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.11	30.9.11	31.12.10	3Q11	4Q10	31.12.11	31.12.10
Net management fees[1]	440	392	470	12	(6)	1,704	1,918

Performance fees	22	7	72	214	(69)	99	141

Total operating income	463	399	542	16	(15)	1,803	2,058

Personnel expenses	242	218	273	11	(11)	955	1,096

General and administrative expenses	90	91	109	(1)	(17)	375	400

Services (to) / from other business divisions	0	0	0			(1)	(5)

Depreciation of property and equipment	10	9	11	11	(9)	38	43

Amortization of intangible assets	3	1	2	200	50	8	8

Total operating expenses[2]	345	321	394	7	(12)	1,375	1,542

Business division performance before tax	118	79	148	49	(20)	428	516

Key performance indicators[3]

Pre-tax profit growth (%)	49.4	(26.9)	29.8			(17.1)	17.8

Cost / income ratio (%)	74.5	80.5	72.7			76.3	74.9

Information by business line

Income

Traditional investments	270	242	303	12	(11)	1,097	1,259

Alternative and quantitative investments	68	47	111	45	(39)	253	325

Global real estate	76	61	74	25	3	263	258

Infrastructure and private equity[4]	7	11	4	(36)	75	24	14

Fund services	42	39	49	8	(14)	165	202

Total operating income	463	399	542	16	(15)	1,803	2,058

Gross margin on invested assets (bps)

Traditional investments	23	21	25	10	(8)	23	25

Alternative and quantitative investments	88	59	126	49	(30)	76	88

Global real estate	80	66	81	21	(1)	72	68

Infrastructure and private equity[4]	43	147	154	(71)	(72)	83	130

Total gross margin	34	30	39	13	(13)	33	36

1  Net management fees include transaction fees, fund administration revenues (including interest and trading income from lending business and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs and other items that are not performance fees.  2  Operating expenses include restructuring charges of CHF 14 million, thereof CHF 8 million were associated with our cost reduction program in the fourth quarter of 2011. Third quarter restructuring charges associated with our cost reduction program were CHF 12 million. Refer to “Note 15 Changes in organization” in the “Financial information” section of this report for more information.  3  For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2010.  4  With effect from the third quarter of 2011, the Infrastructure and private equity fund of funds businesses were transferred from Alternative and quantitative investments to Infrastructure, which following the transfer was renamed Infrastructure and private equity. As the amounts were not material, prior periods were not restated.

Global Asset Management

Business division reporting (continued)

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.11	30.9.11	31.12.10	3Q11	4Q10	31.12.11	31.12.10

Net new money (CHF billion)[2]

Traditional investments	(2.2)	(2.3)	2.3			0.0	4.2

Alternative and quantitative investments	(1.0)	(0.7)	(1.5)			(0.8)	(3.2)

Global real estate	0.4	0.4	0.2			1.6	0.6

Infrastructure and private equity[1]	3.0	0.1	0.0			3.5	0.1

Total net new money	0.2	(2.6)	1.0			4.3	1.8

Net new money excluding money market flows	(0.5)	(1.2)	(0.3)			9.0	8.2

of which: from third parties	0.3	1.5	2.8			12.2	16.2

of which: from UBS’s wealth management businesses	(0.8)	(2.8)	(3.1)			(3.1)	(8.1)

Money market flows	0.7	(1.3)	1.2			(4.7)	(6.4)

of which: from third parties	0.8	(0.8)	1.0			0.2	2.0

of which: from UBS’s wealth management businesses	(0.2)	(0.5)	0.2			(5.0)	(8.3)

Invested assets (CHF billion)

Traditional investments	497	450	487	10	2

of which: money market funds	92	87	96	6	(4)

Alternative and quantitative investments	31	31	34	0	(9)

Global real estate	38	38	36	0	6

Infrastructure and private equity[1]	8	5	1	60	700

Total invested assets	574	524	559	10	3

Assets under administration by fund services

Assets under administration (CHF billion)[3]	375	369	390	2	(4)

Net new assets under administration (CHF billion)[4]	(4.1)	(9.6)	16.5			(5.5)	(0.8)

Gross margin on assets under administration (bps)	5	4	5	25	0	4	5

Additional information

Average attributed equity (CHF billion)[5]	2.5	2.5	2.5	0	0

Return on attributed equity (RoaE) (%)						17.1	20.6

BIS risk-weighted assets, Basel II (CHF billion)[6]	3.6	3.7	3.5	(3)	3

BIS risk-weighted assets, Basel 2.5 (CHF billion)[6]	3.6	3.8		(5)

Return on risk-weighted assets, Basel II, gross (%)[6]						50.6	56.8

Goodwill and intangible assets (CHF billion)	1.5	1.4	1.5	7	0

Personnel (full-time equivalents)	3,750	3,785	3,481	(1)	8

1  With effect from the third quarter of 2011, the Infrastructure and private equity fund of funds businesses were transferred from Alternative and quantitative investments to Infrastructure, which following the transfer was renamed Infrastructure and private equity. As the amounts were not material, prior periods were not restated.  2  Excludes interest and dividend income.  3  This includes UBS and third-party fund assets, for which the fund services unit provides legal fund set-up and registration services, valuation, accounting and reporting and shareholder services.  4  Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.  5  Refer to the “Capital management” section of this report for more information about the equity attribution framework.  6  Capital management data as of 31 December 2011 is disclosed in accordance with the Basel 2.5 framework. Comparative data under the new framework is not available for 31 December 2010. The comparative information under the Basel II framework is therefore provided. Refer to the “Capital management” section of this report for more information.

Results: 4Q11 vs 3Q11

Operating income

Total operating income was CHF 463 million compared with CHF 399 million. Net management fees increased due to higher average invested assets resulting from the depreciation of the Swiss franc and improved market valuations. Additional contributors to the increase in net management fees included CHF 9 million from the ING Investment Management business acquired in Australia and higher transaction fees in global real estate. Performance fees were higher by CHF 15 million, primarily in alternative and quantitative investments.

Operating expenses

Total operating expenses were CHF 345 million compared with CHF 321 million in the prior quarter. This increase was mostly due to

UBS business divisions and Corporate Center

higher personnel expenses, the depreciation of the Swiss franc and the ING Investment Management acquisition. Restructuring charges totaled CHF 14 million, of which CHF 8 million were associated with our cost reduction program (compared with CHF 12 million in the third quarter) and CHF 7 million with the acquisition.

Personnel expenses were CHF 242 million compared with CHF 218 million, reflecting a higher variable compensation charge due to improved profitability as well as increased personnel and severance costs related to the ING Investment Management acquisition. Overall, personnel expenses included CHF 13 million in restructuring charges, of which CHF 7 million related to our cost reduction program (compared with CHF 6 million in the third quarter) and CHF 5 million to the acquisition.

General and administrative expenses were CHF 90 million compared with CHF 91 million. Expenses were marginally higher across various categories, partly due to currency effects. These increases were largely offset by a reversal of previously recognized expenses of CHF 9 million related to a past business closure. The fourth quarter also included restructuring charges of CHF 1 million, largely related to the ING Investment Management acquisition, while the third quarter included CHF 5 million of restructuring charges that were associated with our cost reduction program.

è

Refer to the “Recent developments” section of our third quarter 2011 report and “Note 15 Changes in Organization” for more information on restructuring charges associated with our cost reduction program.

Invested assets development: 4Q11 vs 3Q11

Net new money

Excluding money market flows, net new money inflows from third parties were CHF 0.3 billion compared with CHF 1.5 billion in the third quarter. Net inflows were recorded in Europe and the Middle East, Switzerland and Asia Pacific, and net outflows were recorded in the Americas.

From clients of UBS’s wealth management businesses, net outflows excluding money market flows were CHF 0.8 billion compared with net outflows of CHF 2.8 billion. The majority of the outflows were recorded in booking center Switzerland and from alternative and quantitative investments. These outflows were partially offset by the transfer of investment management and research responsibilities for CHF 2.9 billion of private equity funds of funds from Wealth Management & Swiss Bank to Global Asset Management. It should be noted that these assets are reported as invested assets in both business divisions as Wealth Management & Swiss Bank continues to advise the clients of the funds.

    Money market net inflows from third parties were CHF 0.8 billion compared with net outflows of CHF 0.8 billion. Money market net outflows from clients of UBS’s wealth management businesses decreased to CHF 0.2 billion from CHF 0.5 billion.

Invested assets

Invested assets were CHF 574 billion on 31 December 2011 compared with CHF 524 billion on 30 September 2011. This increase included CHF 25 billion of invested assets from the ING Investment Management acquisition. However, under the terms of the acquisition agreement, part of the acquired business will be sold. That further transaction is expected to occur in the first quarter of 2012 and will impact approximately half of the acquired assets. Positive currency and market effects also contributed to the increase in invested assets in the fourth quarter.

On 31 December 2011, CHF 92 billion, or 16%, of the invested assets were money market assets compared with 17% on 30 September 2011. On a regional basis on 31 December 2011, 33% of invested assets related to clients serviced in Switzerland; 29% in the Americas; 18% in Europe, the Middle East and Africa; and 20% in Asia Pacific.

Gross margin on invested assets

Total gross margin was 34 basis points compared with 30 basis points in the prior quarter, primarily as a result of higher performance and transaction fees.

Results by business line: 4Q11 vs 3Q11

Traditional investments

Revenues were CHF 270 million compared with CHF 242 million, primarily due to higher average invested assets resulting from the depreciation of the Swiss franc, improved market valuations and the acquisition of the ING Investment Management business in Australia. The gross margin increased to 23 basis points from 21 basis points.

Excluding money market flows, net new money outflows were CHF 2.8 billion compared with CHF 1.0 billion of outflows in the prior quarter. Equities net outflows were CHF 1.4 billion, mainly from core / value equities, partially offset by net inflows in global and European equity indexed, compared with CHF 0.4 billion net outflows. Fixed income net inflows were CHF 1.4 billion, mainly into global bonds and emerging markets compared with net inflows of CHF 1.0 billion. Multi-asset net outflows were CHF 2.7 billion, mainly from convertibles and Canadian balanced strategies, compared with net outflows of CHF 1.6 billion.

Invested assets were CHF 497 billion on 31 December 2011 compared with CHF 450 billion on 30 September 2011. By mandate type, CHF 141 billion of invested assets related to equities, CHF 141 billion to fixed income, CHF 92 billion to money markets and CHF 123 billion to multi-asset mandates (including CHF 6 billion of alternative investments not managed by the alternative and quantitative investments, global real estate or infrastructure and private equity investment areas).

Alternative and quantitative investments

Revenues were CHF 68 million compared with CHF 47 million, mainly due to higher net management fees and higher performance fees particularly from O’Connor single manager funds. The gross margin increased to 88 basis points from 59 basis points due to higher performance fees.

27

Global Asset Management

Net new money outflows were CHF 1.0 billion, mainly in alternative investment solutions, compared with net outflows of CHF 0.7 billion.

Invested assets were CHF 31 billion on 31 December 2011, in line with the prior quarter end.

Global real estate

Revenues were CHF 76 million compared with CHF 61 million, mainly due to higher management fees and transaction fees. The gross margin was 80 basis points compared with 66 basis points.

Net new money inflows were CHF 0.4 billion, in line with the prior quarter.

Invested assets were CHF 38 billion on 31 December 2011, in line with the prior quarter end.

Infrastructure and private equity

Revenues were CHF 7 million compared with CHF 11 million. A one-time distribution fee from a co-investment in the UBS International Infrastructure Fund was received in the third quarter.

Net new money inflows were CHF 3.0 billion compared with CHF 0.1 billion. A CHF 2.9 billion transfer from Wealth Management & Swiss Bank covering investment management and research responsibilities for private equity funds of funds was received during the quarter.

Invested assets were CHF 8 billion on 31 December 2011 compared with CHF 5 billion on 30 September 2011, due to the abovementioned transfer.

Fund services

Revenues were CHF 42 million compared with CHF 39 million, mainly due to higher average assets under administration. The gross margin on assets under administration was 5 basis points, up from 4 basis points in the prior quarter.

Net new assets under administration outflows were CHF 4.1 billion compared with outflows of CHF 9.6 billion. The flows consisted of CHF 0.7 billion net inflows from third party funds (up from net outflows CHF 5.2 billion) and CHF 4.8 billion net outflows from UBS funds (slightly increased compared with net outflows of CHF 4.4 billion).

Total assets under administration were CHF 375 billion on 31 December 2011 compared with CHF 369 billion on 30 September 2011.

Personnel: 4Q11 vs 3Q11

The number of personnel on 31 December 2011 was 3,750 compared with 3,785 on 30 September 2011. While personnel were added due to the ING Investment Management acquisition, these additions were more than offset by headcount reductions as part of our cost reduction program.

Investment performance

The majority of our key equities strategies outperformed their benchmarks for the fourth quarter of 2011. Underperformance over one year in certain strategies reflected our less favorable positioning in the face of market stresses that dominated in the third quarter. Nevertheless, a number of those strategies that underperformed were in line with their peer averages as this was a challenging year for active managers generally. Our long-term performance in equities remained strong.

In fixed income, a majority of our key strategies outperformed their benchmarks for the quarter, but one year performance remained broadly lackluster due to the challenging environment in the middle of the year. Three year performance remained strong.

The performance of global investment solutions’ multi-asset strategies was close to benchmark for the fourth quarter and negative for the year, mostly due to a negative contribution from stock selection in strongly macro-driven markets. Business cycle-driven strategies (not shown in the key composites versus benchmark table) consolidated their positive track record with close-to-flat one year performance.

Among alternative strategies (not shown in the key composites versus benchmark table), real estate strategies generally continued to perform well in absolute terms and direct infrastructure returns were in line with disclosed target levels. Infrastructure and private equity funds of funds performed in line with expectations. In alternative and quantitative investments, core single manager funds achieved strong performance, while multi-manager funds of hedge funds had more mixed results.

Investment performance versus peers, as represented by a broad range of UBS wholesale funds, remained robust – across all asset classes and on an asset-weighted basis, 54% of funds ranked in the top two quartiles over one year, 68% over three years and 61% over five years.

UBS business divisions and Corporate Center

Investment performance – key composites versus benchmarks

The table below shows investment performance for approximately 35% of Global Asset Management’s CHF 298 billion actively-managed invested assets in traditional investments on 31 December 2011. This figure excludes CHF 92 billion in actively managed money market funds,

CHF 102 billion in passively managed investments and CHF 84 billion in alternatives (including alternative and quantitative investments, global real estate and infrastructure and private equity).

Annualized
	3 months	1 year	3 years	5 years
Equities

Global Equity Composite vs. MSCI World Equity (Free) Index	+	–	+	+

US Large Cap Equity Composite vs. Russell 1000 Index	–	–	–	–

Pan European Equity Composite vs. MSCI Europe Free Index	+	–	+	+

Swiss Equity Composite vs. SPI (Total Return) Index	+	–	+	+

Asian Equity Composite vs. MSCI All Country Asia ex Japan Index	+	+	+	+

Emerging Equity Composite vs. Emerging Markets Equity Index	+	+	+	+

Global Ex-US Growth Equity Composite vs. MSCI EAFE (Free) Index	+	–	–	–

US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	–	–	+	+

Fixed income

Global Bond Composite vs. Citigroup World Government Bond Index	–	–	+	–

US Bond Composite vs. Barclays Capital U.S. Aggregate Index	+	–	+	–

EUR Aggregate Bonds Composite vs. Barclays Capital Euro Aggregate 500mio+ Index	+	–	+	+

CHF Bonds Ausland Composite vs. Swiss Bond Foreign AAA-BBB (Total Return) Index	+	–	+	+

Australian Bond Composite vs. UBS Australian Composite Bond Index (0+ Yrs)	–	–	+	+

Emerging Bond Composite vs. Emerging Markets Debt Index[1]	+	–	+	–

Global investment solutions

Global Securities Composite vs. Global Securities Markets Index[1]	+	–	+	–

1  Customized benchmark

(+) above benchmark; (–) under benchmark; (=) equal to benchmark. All are before the deduction of investment management fees. Global composites are stated in US dollar terms; all others are in appropriate local currencies (unless otherwise stated). A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds.

Collective funds compared with peers

The table shows investment performance versus peers of UBS Swiss-, Luxembourg-, German- and Irish-domiciled wholesale funds available to clients of UBS’s wealth management businesses and also distributed through other wholesale intermediaries. The UBS fund universe includes all actively managed funds totaling CHF 93 billion on 31 December 2011.

The peer universe includes all funds registered in Europe, Middle East and Africa and Asia Pacific. In our third quarter report, this table covered only Swiss- and Luxembourg-domiciled UBS funds compared against Swiss- and Luxembourg-domiciled peer funds. Money market funds and passively-managed funds are excluded.

		Annualized
Percentage of fund assets ranking in first or second quartile	1 year	3 years	5 years
Equities	55	50	60

Fixed income	48	70	84

Multi-asset	55	77	64

Real estate	70	73	3

Alternative	53	68	48

Total	54	68	61

Source: ThomsonReuters LIM 2.7 (Lipper Investment Management) data extracted 6 January 2012 and analyzed by UBS Global Asset Management. Data shown is the asset-weighted percentage of funds achieving first or second quartile (i.e. above median) ranking in their peer group on a net of fees basis over each time period. Funds are included in the analysis for every time period for which they have a performance record.

Investment Bank

Investment Bank

A pre-tax loss of CHF 256 million was recorded in the fourth quarter of 2011, compared with a pre-tax profit of CHF 100 million in the fourth quarter of 2010. Excluding own credit, the pre-tax loss was CHF 186 million compared with a pre-tax profit of CHF 608 million at the end of the fourth quarter of 2010, reflecting lower revenues across all business areas amidst more challenging market conditions. During the fourth quarter of 2011, we continued to actively reduce risk-weighted assets, particularly in our fixed income, currencies and commodities business. Our risk-weighted assets on a Basel 2.5 basis decreased to CHF 156 billion at the end of the fourth quarter from CHF 198 billion at the end of the third quarter.

Business division reporting

	As of or for the quarter ended				% change from		Year ended
CHF million, except where indicated	31.12.11	30.9.11[1]	Excluding unauthorized trading incident 30.9.11[2]	31.12.10	3Q11	4Q10	31.12.11	31.12.10
Investment banking	280	215		910	30	(69)	1,371	2,414

Advisory revenues	254	201		264	26	(4)	964	846

Capital market revenues	268	302		757	(11)	(65)	1,329	1,994

Equities	119	120		461	(1)	(74)	574	1,020

Fixed income, currencies and commodities	149	182		296	(18)	(50)	755	974

Other fee income and risk management	(242)	(288)		(111)	16	(118)	(921)	(426)

Securities	1,518	1,303		1,884	17	(19)	8,136	10,144

Equities (excluding the unauthorized trading incident)	704	630		945	12	(26)	3,698	4,469

Fixed income, currencies and commodities	814	673		939	21	(13)	4,438	5,675

Total income	1,798	1,518		2,794	18	(36)	9,507	12,558

Credit loss (expense) / recovery[3]	3	(6)		(108)			12	0

Total operating income excluding own credit and unauthorized trading incident	1,800	1,512		2,686	19	(33)	9,519	12,558

Own credit[4]	(71)	1,765		(509)		86	1,537	(548)

Total operating income excluding unauthorized trading incident		3,277	3,277				11,056

Unauthorized trading incident		(1,849)					(1,849)

Total operating income as reported	1,730	1,428		2,177	21	(21)	9,207	12,010

Personnel expenses	1,084	1,347		1,256	(20)	(14)	5,818	6,743

General and administrative expenses	773	610		726	27	6	2,637	2,693

Services (to) / from other business divisions	54	36		12	50	350	161	64

Depreciation of property and equipment	64	78		75	(18)	(15)	254	278

Amortization of intangible assets	12	7		8	71	50	34	34

Total operating expenses[5]	1,986	2,078	2,078	2,078	(4)	(4)	8,903	9,813

Business division performance before tax	(256)	(650)	1,199	100	61		304	2,197

Business division performance before tax excluding own credit	(186)	(2,415)	(566)	608	92		(1,233)	2,745

1  Income and expenses related to the SNB StabFund investment management team, who are employed by UBS, were transferred from the Investment Bank to the Corporate Center. The impact on performance from continuing operations before tax is not material in the current or any prior period. Comparative prior periods have not been adjusted.   2  Excludes the impact from the unauthorized trading incident of CHF 1,849 million in the income statement, and its risk-weighted assets impact of CHF 11.4 billion on Basel II and CHF 29.6 billion on Basel 2.5. In the fourth quarter of 2011, the impact of the unauthorized trading incident was CHF 10.1 billion for both Basel II and Basel 2.5.   3  Includes credit loss (expense) / recovery on reclassified and acquired securities (4Q11: recovery of CHF 3 million; 3Q11: expense of CHF 10 million; and 4Q10: expense of CHF 82 million).   4  Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit gain for such debt held on 31 December 2011 amounts to CHF 1.9 billion. This gain has reduced the fair value of financial liabilities designated at fair value through profit or loss recognized on our balance sheet. Refer to “Note 11b Fair value of financial instruments” in the “Financial information” section of this report for more information.   5   Operating expenses include restructuring provision releases of CHF 13 million in the fourth quarter of 2011 and restructuring charges of CHF 238 million in the third quarter of 2011 associated with our cost reduction program. Refer to “Note 15 Changes in organization” in the “Financial information” section of this report for more information.

UBS business divisions and Corporate Center

Business division reporting (continued)

	As of or for the quarter ended				% change from		Year ended
CHF million, except where indicated	31.12.11	30.9.11[1]	Excluding unauthorized trading incident 30.9.11[2]	31.12.10	3Q11	4Q10	31.12.11	31.12.10

Key performance indicators[3]

Pre-tax profit growth (%)[4]	N/A	N/A	N/A	N/A			(86.2)	N/A

Cost / income ratio (%)	115.0	144.9	63.3	90.9			96.8	81.7

Return on attributed equity (RoaE) (%)							1.05/6.9[2]	8.7

Return on assets, gross (%)							0.95/1.1[2]	1.2

Average VaR (1-day, 95% confidence, 5 years of historical data)	36	113	51	66	(68)	(45)

Additional information

Total assets (CHF billion)[6]	1,073.8	1,100.9		966.9	(2)	11

Average attributed equity (CHF billion)[7]	32.0	32.0		27.0	0	19

BIS risk-weighted assets, Basel II (CHF billion)[8]	119.1	127.4	116.0	119.3	(7)	0

BIS risk-weighted assets, Basel 2.5 (CHF billion)[8]	155.7	197.5	167.9		(21)

Return on risk-weighted assets, Basel II, gross (%)[8]							7.45/9.1[2]	9.7

Goodwill and intangible assets (CHF billion)	3.2	3.1		3.2	3	0

Compensation ratio (%)	62.8	93.9		55.0			63.3	56.1

Impaired loans portfolio as a % of total loans portfolio, gross (%)[9]	3.8	5.8		7.2

Personnel (full-time equivalents)	17,256	17,878		16,860	(3)	2

1  Income and expenses related to the SNB StabFund investment management team, who are employed by UBS, were transferred from the Investment Bank to the Corporate Center. The impact on performance from continuing operations profit before tax is not material in the current or any prior period. Comparative prior periods have not been adjusted.   2  Excludes the impact from the unauthorized trading incident of CHF 1,849 million in the income statement, and its risk-weighted assets impact of CHF 11.4 billion on Basel II and CHF 29.6 billion on Basel 2.5. In the fourth quarter of 2011, the impact of the unauthorized trading incident was CHF 10.1 billion for both Basel II and Basel 2.5.   3  For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2010.   4   Not meaningful and not included if either the reporting period or the comparison period is a loss period.   5   Includes the impact from the unauthorized trading incident of CHF 1,849 million on an absolute basis.   6   Based on third-party view, i.e. without intercompany balances.   7  Refer to the “Capital management” section of this report for more information about the equity attribution framework.   8   Capital management data as of 31 December 2011 is disclosed in accordance with the Basel 2.5 framework. Comparative data under the new framework is not available for 31 December 2010. The comparative information under the Basel II framework is therefore provided. Refer to the “Capital management” section of this report for more information.   9   Refer to the “Risk management and control” section of this report for more information on impairment ratios.

Results: 4Q11 vs 4Q10

Total operating income as reported

We reported total operating income of CHF 1,730 million in the fourth quarter of 2011 compared with CHF 2,177 million in the fourth quarter of 2010, a decrease of 21%, or 15% in US dollar terms. This decline reflects weak market conditions due to the continued global economic slowdown, the slow recovery in the US economy and the deepening sovereign debt crisis in Europe. These conditions particularly impacted our capital markets business. The equities business was affected by lower volumes and subdued client activity. Within the fixed income business, the credit business was impacted by a lack of market liquidity though the increased market volatility benefited macro.

Credit loss expense / recovery

Net credit loss recoveries were CHF 3 million in the fourth quarter of 2011 compared with net credit loss expenses of CHF 108 million in the fourth quarter of 2010, which was impacted primarily by impairment charges on student loan auction rate securities.

è	Refer to the “Risk management and control” section of this report for more information on credit risk

Own credit

An own credit loss on financial liabilities designated at fair value of CHF 71 million was recorded in the fourth quarter of 2011. During the quarter, the own credit calculation was corrected for various items relating to prior periods. These adjustments contributed

Investment Bank

an own credit loss of CHF 44 million and an increase in equities revenues of CHF 66 million, resulting in an increase of performance before tax of CHF 22 million. The net own credit loss in the fourth quarter of 2011, excluding these adjustments, was mainly due to volume-related changes in the value of the underlying financial liabilities during the quarter. An own credit loss of CHF 509 million was recorded in the fourth quarter of 2010, due to a tightening of our credit spreads.

è	Refer to “Note 11b Fair value of financial instruments” in the “Financial information” section of this report for more information on own credit

Operating income by business area

In the first quarter of 2011, we implemented two structural changes in our business division, allocating risk management premiums from equities and FICC to investment banking, and transferring the commodities business that had been booked in equities to FICC. The changes were not material and therefore did not necessitate restatement at a divisional level. However, where relevant, we have made reference to them to aid explanation of the business area results.

è	Refer to the “Accounting and reporting structure changes” section of our first quarter of 2011 report for more information

Investment banking

In the fourth quarter of 2011, total revenues were CHF 280 million compared with CHF 910 million, a decrease of 69%, mainly due to a reduction in capital markets revenues, and the abovementioned revised allocation of the risk management premiums. In US dollar terms, revenues decreased 67%.

Advisory revenues decreased 4% to CHF 254 million from CHF 264 million. Advisory revenues in US dollar terms increased 3%.

Capital market revenues were CHF 268 million compared with CHF 757 million due to reduced capital market activity. Equities capital market revenues were CHF 119 million compared with CHF 461 million in the fourth quarter of 2010, in line with a 67% decline in global market fees in US dollar terms. Fixed income capital market revenues decreased to CHF 149 million from CHF 296 million, largely due to a low volume of leveraged capital market deals in which we limited our participation.

Other fee income and risk management revenues were negative CHF 242 million compared with negative CHF 111 million. This was largely due to the abovementioned revised allocation of risk management premiums.

Securities

Securities revenues decreased 19% to CHF 1,518 million from CHF 1,884 million in the fourth quarter of 2010. In US dollar terms, revenues decreased 14%.

Equities

Equities revenues decreased 26% to CHF 704 million from CHF 945 million. In US dollar terms, revenues decreased 21%. Equities revenues were positively affected by gains related to the aforementioned adjustments made to the calculation of own credit.

Cash revenues decreased to CHF 277 million from CHF 441 million. Revenues from commissions were impacted by a reduction in volumes across all regions. In addition, a strong trading performance in Asia Pacific was more than offset by weaker revenues in Europe, the Middle East and Africa, and in the Americas.

Derivatives and equity-linked revenues were lower at CHF 128 million compared with CHF 323 million. Within derivatives, all regions were affected by significantly reduced client activity, and the continued challenging market conditions, which impacted trading revenues. The equity-linked business was affected by reduced valuations and volumes in both the primary and secondary markets.

In the prime services business, revenues of CHF 240 million were in line with the fourth quarter of 2010.

Other equities revenues were CHF 59 million, due to revenues from proprietary trading. The improvement from fourth quarter 2010, when we reported negative other equity revenues of CHF 58 million, was also due to the aforementioned revised allocation of the risk management premium.

Fixed income, currencies and commodities

Fixed income, currencies and commodities (FICC) revenues decreased 13% to CHF 814 million from CHF 939 million in the fourth quarter of 2010. In US dollar terms, revenues decreased 8%. The combined revenues from credit, macro and emerging markets increased 27% to CHF 1,260 million from CHF 991 million. However, a strong performance in the macro business was offset by lower revenues in other FICC and credit. Instability in the eurozone, weak economic data and lack of liquidity continued to impact credit markets, while the macro businesses benefited from increased volatility and improved client activity. In addition, during the fourth quarter of 2011, we continued to actively reduce risk across our FICC business.

Credit revenues were CHF 316 million compared with CHF 510 million, impacted by ongoing market uncertainty and illiquidity as well as reduced client activity and our risk reduction efforts. Mark-to-market losses in flow trading across all regions were offset by positive contributions from structured credit, leveraged capital markets and corporate lending.

    Macro revenues more than doubled to CHF 851 million from CHF 392 million. High market volatility and favorable positioning in interest rates drove a fourfold increase in rates revenues. The foreign exchange business benefited from increased volumes from our electronic trading platform, and saw strong performances on precious metals due to large market moves. However, due to a change in our revenue sharing agreement with UBS Wealth Management implemented from 1 January 2011, foreign exchange revenues reported in the Investment Bank were lower overall compared with the fourth quarter of 2010.

Emerging markets revenues increased to CHF 93 million from CHF 90 million. Latin America saw good results in credit and structured products. Foreign exchange was the largest driver of

32

UBS business divisions and Corporate Center

revenues in Europe and Asia, stemming from eurozone-driven volatility, while rates suffered from severe dislocations in key markets.

Other FICC revenues were negative CHF 445 million compared with negative CHF 52 million. The fourth quarter of 2011 included a loss of CHF 163 million in our residual risk positions, which were impacted by credit spread tightening. We incurred a debit valuation adjustment loss of CHF 189 million on our derivatives portfolio. These losses were slightly offset by an increase in commodities revenues. The fourth quarter of 2010 included a gain of CHF 98 million from residual risk positions, which was more than offset by negative debit valuation adjustments on our derivatives portfolio and other items, including losses from counterparty exposure management.

è	Refer to “Transfer of legacy portfolio from the Investment Bank to the Corporate Center” sidebar in this report for more information

Operating expenses

Total operating expenses decreased 4% to CHF 1,986 million compared with CHF 2,078 million. In US dollar terms, total operating expenses increased 2%.

Personnel expenses were CHF 1,084 million compared with CHF 1,256 million due to lower variable compensation accruals, savings resulting from our cost reduction program and the favorable effect of the strengthening of the Swiss franc.

General and administrative expenses increased to CHF 773 million from CHF 726 million, mainly due to the UK bank levy of CHF 106 million and higher legal fees, partially offset by the favorable effect of the strengthening of the Swiss franc.

Personnel: 4Q11 vs 4Q10

The Investment Bank employed 17,256 personnel on 31 December 2011, an increase of 396 from 16,860 on 31 December 2010 but a decrease of 622 from 30 September 2011. As of the first quarter of 2011, a revised allocation methodology for Corporate Center personnel was implemented, resulting in 613 more personnel being allocated to the Investment Bank. Furthermore, the personnel increase includes new hires, partly offset by attrition and the transfer of approximately 280 personnel to Wealth Management & Swiss Bank as part of forming the Investment Products & Services unit in the first quarter of 2011 and the effect of our cost reduction program.

Corporate Center

Corporate Center

The pre-tax result in the fourth quarter of 2011 was a loss of CHF 273 million, compared with a loss of CHF 160 million in the previous quarter. This result was primarily due to a decline in the value of the option to acquire the SNB StabFund’s equity. The third quarter also included a gain of CHF 78 million on the sale of a property in Switzerland.

Corporate Center reporting

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.11	30.9.11[1]	31.12.10	3Q11	4Q10	31.12.11	31.12.10
Income	(152)	(105)	308	(45)		(97)	1,135

Credit loss (expense) / recovery	0	0	0			(1)	0

Total operating income	(152)	(105)	308	(45)		(97)	1,135

Personnel expenses	39	16	54	144	(28)	71	78

General and administrative expenses	63	19	81	232	(22)	139	168

Services (to) / from other business divisions	0	1	3	(100)	(100)	3	8

Depreciation of property and equipment	18	19	22	(5)	(18)	70	89

Amortization of intangible assets	0	0	0			0	0

Total operating expenses[2]	121	55	160	120	(24)	283	343

Performance from continuing operations before tax	(273)	(160)	149	(71)		(380)	793

Performance from discontinued operations before tax	0	0	0			0	2

Performance before tax	(273)	(160)	149	(71)		(380)	795

Additional information[3]

BIS risk-weighted assets, Basel II (CHF billion)[4]	9.7	10.5	8.9	(8)	9

BIS risk-weighted assets, Basel 2.5 (CHF billion)[4]	13.7	15.5		(12)

Personnel before allocations (full-time equivalents)	19,270	19,734	19,472	(2)	(1)

Allocations to business divisions (full-time equivalents)	(18,996)	(19,458)	(19,278)	2	1

Personnel after allocations (full-time equivalents)	274	276	194	(1)	41

Corporate Center expenses before service allocation to business divisions[3]

Personnel expenses	875	881	909	(1)	(4)	3,684	3,870

General and administrative expenses	852	858	954	(1)	(11)	3,351	3,523

Depreciation of property and equipment	187	204	207	(8)	(10)	728	809

Total operating expenses before service allocation to business divisions	1,913	1,943	2,070	(2)	(8)	7,762	8,202

Net allocations to business divisions	(1,792)	(1,889)	(1,910)	5	6	(7,479)	(7,859)

Total operating expenses	121	55	160	120	(24)	283	343

1  Income and expenses related to the SNB StabFund investment management team, who are employed by UBS, have been transferred from the Investment Bank to the Corporate Center. The impact on performance from continuing operations before tax is not material in the current or any prior period. Comparative prior periods have not been adjusted.   2  Operating expenses include restructuring charges of CHF 7 million in the fourth quarter of 2011 and CHF 16 million in the third quarter of 2011 associated with our cost reduction program. Refer to “Note 15 Changes in organization” in the “Financial information” section of this report for more information.   3  Please note that some of the comparative figures in this table may differ from those originally published in quarterly and annual reports (for example due to adjustments subsequent to organizational changes).   4 Capital management data as of 31 December 2011 is disclosed in accordance with the Basel 2.5 framework. Comparative data under the new framework is not available for 31 December 2010. The comparative information under the Basel II framework is therefore provided. Refer to the “Capital management” section of this report for more information.

UBS business divisions and Corporate Center

Results: 4Q11 vs. 3Q11

Operating income

The Corporate Center’s operating income was negative CHF 152 million in the fourth quarter of 2011 compared with negative CHF 105 million in the prior quarter. The revaluation of our option to acquire the SNB StabFund’s equity resulted in a loss of CHF 129 million in the current quarter, reflecting lower forecast cash flows and increased risk premia for the fund’s assets, compared with a loss of CHF 209 million in the third quarter of 2011.

è

Refer to the “Non-trading portfolios – valuation and sensitivity information by instrument category” section in the “Risk management and control” section of this report for more information on changes in the value of our option to acquire the SNB StabFund’s equity

Treasury income remaining in the Corporate Center after allocations to the business divisions amounted to a loss of CHF 13 million in the fourth quarter of 2011, compared with a gain of CHF 35 million in the prior quarter. The third quarter of 2011 included a gain of CHF 78 million from the sale of a property in Switzerland.

Operating expenses

On a gross basis before service allocations to the business divisions, the Corporate Center reported operating expenses of CHF 1,913 million, down from CHF 1,943 million in the prior quarter. The fourth quarter was impacted by unfavorable currency effects of CHF 97 million due to the appreciation of the US dollar and British pound against the Swiss franc. Further, the previous quarter was affected by CHF 176 million higher restructuring charges which were partly offset by a value-added tax provision release of CHF 31 million.

Personnel expenses decreased 1% to CHF 875 million, mainly reflecting lower personnel-related restructuring expenses associated with our cost reduction program, which were CHF 10 million compared with CHF 45 million in the third quarter. This de-

crease was partially offset by unfavorable currency effects of CHF 41 million.

General and administrative expenses decreased by CHF 6 million to CHF 852 million in the fourth quarter, and included unfavorable currency effects of CHF 47 million. The third quarter included restructuring charges of CHF 111 million due to the consolidation of our real estate portfolio as part of our cost reduction program, partially offset by a value-added tax provision release of CHF 31 million.

Depreciation expenses decreased by CHF 17 million to CHF 187 million in the fourth quarter, and included an impairment loss of CHF 12 million as well as unfavorable currency effects of CHF 9 million. The third quarter included CHF 31 million in restructuring charges mainly related to the abovementioned real estate consolidation.

The business divisions were charged net CHF 1,792 million for shared services, a decrease of CHF 97 million, reflecting the above-mentioned restructuring charges in general and administrative expenses and higher depreciation expenses in the third quarter, partly offset by unfavorable currency effects of CHF 91 million in the fourth quarter.

Total operating expenses remaining after allocations to the business divisions were CHF 121 million compared with CHF 55 million in the prior quarter. This increase was mainly due to a value-added tax provision release of CHF 22 million and a discretionary compensation accrual release of CHF 19 million in the third quarter. The fourth quarter included an impairment loss of CHF 12 million on a property which was not allocated to the business divisions.

Personnel

At the end of the fourth quarter, the Corporate Center employed 19,270 personnel, of which 18,996 were allocated to the business divisions based on the services used. The reduction of 464 personnel during the quarter was mainly related to the above-mentioned cost reduction program.

The remaining 274 personnel related to Group governance functions and other corporate items.

Risk and treasury

management

Management report

Risk management and control

Risk management and control

Our overall risk profile reduced during the quarter, particularly within the Investment Bank, consistent with our strategy presented at our Investor Day in November 2011. Residual risk exposures were further reduced following sales in our student loan auction rate securities portfolio. Our quarter-end value-at-risk decreased to CHF 36 million from CHF 41 million at the end of the prior quarter.

Our risk management and control framework is described in the “Risk and treasury management” section of our Annual Report 2010, including details on how we define, measure and manage credit, market and operational risks as well as risk concentrations.

Credit risk

The tables in this section provide an update on our credit risk exposures on 31 December 2011, including details of our allowances and provisions for credit losses and the composition and credit quality of our key banking products portfolios in Wealth Management & Swiss Bank, and of counterparty exposures booked within the Investment Bank from banking products and over-the-counter (OTC) derivative contracts.

è	Refer to the “Group results” section of this report for more information on credit loss expense / recovery in the fourth quarter

Gross banking products and impairments

The credit risk exposures reported in the table “Allowances and provisions for credit losses” represent the International Financial Reporting Standards (IFRS) balance sheet view of our gross banking products portfolio. This comprises the balance sheet line items Balances with central banks, Due from banks, and Loans as well as the off-balance sheet items Guarantees and Loan commitments. The table also shows the IFRS reported allowances and provisions for credit losses and impaired exposure.

Our gross loan exposure was unchanged during the quarter at CHF 267 billion. Our gross impaired loan portfolio, including reclassified and acquired securities, was CHF 2.1 billion at the end of the fourth quarter, compared with CHF 2.8 billion at the end of the third quarter. The ratio of the impaired loan portfolio to total gross loan portfolio improved to 0.8% on 31 December 2011 from 1.1% on 30 September 2011, mainly due to sales of impaired student loan auction rate securities. Excluding securities, the ratio decreased to 0.6% in the fourth quarter of 2011.

The total gross loan portfolio in the Investment Bank was CHF 29 billion on 31 December 2011, slightly down from CHF 30 billion on 30 September 2011. Included within this amount is CHF 1.2 billion of assets held at amortized cost on which protection was purchased from monoline insurers.

The Investment Bank’s gross impaired loan portfolio excluding securities decreased to CHF 569 million on 31 December 2011, from CHF 669 million on 30 September 2011.

In Wealth Management & Swiss Bank, the gross loan portfolio was CHF 210 billion on 31 December 2011, largely unchanged from the third quarter. The corresponding gross impaired loan exposure was CHF 1.0 billion on 31 December 2011.

Risk and treasury management

Allowances and provisions for credit losses

CHF million, except where indicated	IFRS exposure, gross		Impaired exposure[1]		Allowances and provisions for credit losses[2]		Estimated liquidation proceeds of collateral		Impairment ratio (%)
As of	31.12.11	30.9.11	31.12.11	30.9.11	31.12.11	30.9.11	31.12.11	30.9.11	31.12.11	30.9.11

Group

Balances with central banks	38,565	77,804							0.0	0.0

Due from banks	23,235	25,466	20	9	17	12			0.1	0.0

Loans	267,429	267,035	2,135	2,843	694	886	893	1,336	0.8	1.1

of which: related to reclassified securities[3]	4,996	5,919	450	829	68	152	389	697	9.0	14.0

of which: related to acquired securities	6,524	6,961	95	249	15	55	81	212	1.5	3.6

of which: related to other loans	255,909	254,155	1,589	1,765	611	679	423	427	0.6	0.7

Guarantees	18,905	17,216	94	84	87	85	3	1	0.5	0.5

Loan commitments	58,192	62,323	70	101	6	10	1	1	0.1	0.2

Banking products	406,326	449,845	2,318	3,037	804	993	897	1,338	0.6	0.7

Investment Bank

Balances with central banks	31,743	56,964							0.0	0.0

Due from banks	16,592	20,080	11		5				0.1	0.0

Loans	29,005	29,944	1,114	1,747	157	274	642	1,082	3.8	5.8

of which: related to reclassified securities[3]	4,996	5,919	450	829	68	152	389	697	9.0	14.0

of which: related to acquired securities	6,524	6,961	95	249	15	55	81	212	1.5	3.6

of which: related to other loans	17,485	17,064	569	669	74	67	172	173	3.3	3.9

Guarantees	6,572	5,330	69	55	61	58			1.1	1.0

Loan commitments	49,161	54,418	67	98	1	2			0.1	0.2

Banking products	133,073	166,735	1,261	1,900	223	335	642	1,082	0.9	1.1

Wealth Management & Swiss Bank

Balances with central banks	3,370	2,229							0.0	0.0

Due from banks	4,395	3,214	9	9	12	12			0.2	0.3

Loans	210,375	210,762	1,020	1,095	537	611	251	254	0.5	0.5

Guarantees	11,797	11,370	25	29	26	26	3	1	0.2	0.3

Loan commitments	7,955	6,869	3	3	5	8	1	1	0.0	0.0

Banking products	237,893	234,444	1,057	1,136	581	657	255	256	0.4	0.5

Wealth Management

Balances with central banks	1,165	1,596							0.0	0.0

Due from banks	555	535							0.0	0.0

Loans	75,056	74,154	45	103	42	101	6	7	0.1	0.1

Guarantees	2,641	2,611							0.0	0.0

Loan commitments	1,220	1,018							0.0	0.0

Banking products	80,637	79,913	45	103	42	101	6	7	0.1	0.1

Retail & Corporate

Balances with central banks	2,205	634							0.0	0.0

Due from banks	3,840	2,679	9	9	12	12			0.2	0.3

Loans	135,320	136,608	975	992	495	510	246	247	0.7	0.7

Guarantees	9,156	8,759	25	29	26	26	3	1	0.3	0.3

Loan commitments	6,735	5,851	3	3	5	8	1	1	0.0	0.0

Banking products	157,256	154,530	1,012	1,033	539	556	250	249	0.6	0.7

1  Excludes reclassified securities with adverse cash flow estimate revisions cumulatively below 5% of the carrying value at reclassification date, adjusted for redemptions.   2  Excludes CHF 131 million (30.9.11: CHF 128 million) in collective loan loss provisions.   3  Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report.

Risk management and control

Wealth Management & Swiss Bank – loan portfolio

The table “Wealth Management & Swiss Bank: composition of loan portfolio, gross” outlines the composition of the loan portfolio for Wealth Management & Swiss Bank shown in the “Allowances and provisions for credit losses” table.

The composition of Wealth Management & Swiss Bank's loan portfolio was largely unchanged over the quarter. On 31 December 2011, 93% of the portfolio was secured by collateral. Approximately 45% of the unsecured loan portfolio was rated investment grade based on our internal ratings. Furthermore, 67% of the unsecured portfolio related to cash flow-based lending to corporate counterparties, and 20% to lending to public authorities, mainly in Switzerland.

Investment Bank – banking products and OTC derivatives exposure

The table “Investment Bank: banking products and OTC derivatives exposure” shows the Investment Bank’s banking products (loans, guarantees and loan commitments) and OTC derivatives portfolios, gross and net of allowances, provisions, credit valuation adjustments (CVA) and credit hedges. Further breakdowns are provided within the table “Investment Bank: distribution of net banking products exposures, across UBS-Internal ratings and loss given default (LGD) buckets”.

In the fourth quarter, 67% of our net banking products exposures after the application of credit hedges are classified as investment grade based on our internal ratings. The vast majority of the sub-investment grade exposures have an estimated LGD of 0 – 50% taking into account both the characteristics of the counterparty and any credit mitigation such as collateral held.

Included in the Investment Bank’s total net banking products exposure is our loan to the RMBS Opportunities Master Fund, LP, a special purpose entity managed by BlackRock Financial Management, Inc. The outstanding balance of the loan, taking into account the amounts held in escrow, was USD 4.7 billion on 31 December 2011, compared with USD 4.9 billion on 30 September

2011. Developments during the fourth quarter have not altered our conclusion that the loan is not impaired.

è	Refer to the “Risk and treasury management” section of our Annual Report 2010 for more information on our loan to the RMBS Opportunities Master Fund, LP

Exposure to student loan auction rate securities

We continue to regard our inventory of student loan auction rate securities (ARS) as a “risk concentration”. The overall exposure decreased to USD 5.7 billion on 31 December 2011 from USD 7.1 billion on 30 September 2011, following sales during the fourth quarter.

In the fourth quarter, 77% of the collateral underlying the remaining student loan ARS inventory was currently backed by Federal Family Education Loan Program guaranteed collateral, which is reinsured by the US Department of Education for no less than 97% of principal and interest. All of our student loan ARS positions are held as Loans and receivables and are subject to a quarterly impairment test that includes a review of performance reports for each issuing trust.

è	Refer to the “Group results” section of this report for more information on credit loss expense / recovery in the fourth quarter
è	Refer to the “Risk and treasury management” section of our Annual Report 2010 for more information on risk concentrations

Exposure to monoline insurers

We continue to regard our exposure to monoline insurers as a “risk concentration”. The vast majority of this exposure arises from OTC derivative contracts, mainly credit default swap (CDS) protection purchased to hedge specific positions. The table “Exposure to monoline insurers, by rating” shows the CDS protection purchased from monoline insurers to hedge specific positions. Exposure to monoline insurers is calculated as the sum of the fair values of individual CDS after CVA.

On 31 December 2011, based on fair values, 41% of the assets were collateralized commercial mortgage-backed securities (CMBS), 31% were collateralized loan obligations (CLO), 21%

Wealth Management & Swiss Bank: composition of loan portfolio, gross

CHF million, except where indicated	31.12.11		30.9.11
Secured by residential property	124,639	59.2%	124,587	59.1%

Secured by commercial / industrial property	21,347	10.1%	21,620	10.3%

Secured by securities[1]	49,521	23.5%	48,707	23.1%

Unsecured loans	14,867	7.1%	15,848	7.5%

Total loans, gross	210,375	100.0%	210,762	100.0%

Total loans, net of allowances and credit hedges	209,572		209,878

1  Includes guarantees and other collateral.

Risk and treasury management

Investment Bank: banking products and OTC derivatives exposure1

	Banking products		OTC derivatives
CHF million	31.12.11	30.9.11	31.12.11	30.9.11
Total exposure, before deduction of allowances and provisions, CVA and hedges	75,380	77,791	45,759	51,550

Less: allowances, provisions and CVA	(93)	(89)	(2,750)	(3,012)

Less: credit protection bought (credit default swaps, notional)	(22,886)	(23,606)	(5,804)	(5,578)

Net exposure after allowances and provisions, CVA and hedges	52,401	54,096	37,205	42,960

1  Banking products: risk view, excludes balances with central banks, due from banks, reclassified and acquired securities and internal risk adjustments; OTC derivatives: net replacement value includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking Law.

Investment Bank: distribution of net banking products exposure, across UBS-internal rating and loss given default (LGD) buckets

CHF million, except where indicated			31.12.11						30.9.11
				LGD buckets				Weighted		Weighted
UBS-internal rating	Moody’s Investor Services equivalent	Standard & Poor’s equivalent	Exposure	0–25%	26–50%	51–75%	76–100%	average LGD (%)	Exposure	average LGD (%)
Investment grade	Aaa to Baa3	AAA to BBB–	35,017	10,426	15,269	4,101	5,221	43	33,938	41

Sub-investment grade			17,384	8,363	6,002	1,728	1,291	31	20,158	35

of which: 6–9	Ba1 to B1	BB+ to B+	9,717	4,406	2,852	1,322	1,137	35	9,790	39

of which: 10–12	B2 to Caa	B to CCC	7,121	3,544	3,073	357	146	27	9,680	32

of which: 13 & defaulted	Ca & lower	CC & lower	547	413	77	49	7	21	688	22

Net banking products exposure, after application of credit hedges[1]			52,401	18,790	21,271	5,829	6,511	39	54,096	39

1  Banking products: risk view, excludes balances with central banks, due from banks, reclassified and acquired securities and internal risk adjustments.

Student loan ARS inventory

	Carrying value
USD million	31.12.11		30.9.11
US student loan ARS	5,683	[1]	7,141

of which rated BB– and above	5,154		5,680

of which rated below BB–	529		1,461

1 Includes USD 2.9 billion (CHF 2.7 billion) at carrying value of student loan ARS that were reclassified to Loans and receivables from Held for trading in the fourth quarter of 2008. Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report for more information.

Exposure to monoline insurers, by rating1

	31.12.11
	Notional amount[3]	Fair value of underlying assets		Fair value of CDS prior to credit valuation adjustment	Credit valuation adjustment	Fair value of CDS after credit valuation adjustment
USD million	Column 1	Column 2		Column 3 (=1–2)	Column 4	Column 5 (=3–4)
Credit protection on US sub-prime residential mortgage-backed securities (RMBS) CDO high grade, from monolines rated sub-investment grade (BB and below)[2]	726	188		538	380	159

Credit protection on other assets[2]	4,392	2,585	[4]	1,807	824	982

of which: from monolines rated investment grade (BBB and above)	658	483		175	48	127

of which: from monolines rated sub-investment grade (BB and below)	3,734	2,103		1,631	776	856

Total 31.12.11	5,118	2,773		2,345	1,204	1,141

Total 30.9.11	5,174	2,861		2,313	1,301	1,012

1  Excludes the benefit of credit protection purchased from unrelated third parties.   2  Categorization based on the lowest insurance financial strength rating assigned by external rating agencies.   3  Represents gross notional amount of credit default swaps (CDS) purchased as credit protection.   4   Includes USD 1.2 billion (CHF 1.1 billion) at fair value / USD 1.2 billion (CHF 1.2 billion) at carrying value that were reclassified to Loans and receivables from Held for trading in the fourth quarter of 2008. Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report for more information.

Risk management and control

were other asset-backed securities (ABS) and 7% were ABS high grade collateralized debt obligations (CDO) of US sub-prime RMBS.

The total fair value of CDS protection purchased from mono-line insurers was USD 1.1 billion after cumulative CVA of USD 1.2 billion. The changes reported in the table “Exposure to monoline insurers, by rating” do not equal the profit or loss associated with this portfolio in the fourth quarter as a significant portion of the underlying assets are classified as Loans and receivables for accounting purposes.

In addition to credit protection purchased on the positions detailed in the table, UBS held direct derivative exposure to mono-line insurers of USD 264 million after CVA of USD 216 million on 31 December 2011.

è	Refer to “Non-trading portfolios – valuation and sensitivity information by instrument category” for more information
è	Refer to the “Risk and treasury management” section of our Annual Report 2010 for more information on risk concentrations

Exposures to selected European countries

The table “Exposures to selected European countries” includes all eurozone countries rated lower than AAA / Aaa by at least one of the major rating agencies. The overview provides an internal risk view of exposures split by sovereign, local government, bank, and other counterparties. The “sovereign” category includes agencies and central banks. Corporates, insurance companies and funds are included within the “other” category. The exposures to Andorra, Cyprus, Estonia, Malta, Monaco, Montenegro, San Marino, Slovakia, and Slovenia are grouped into “other” and total CHF 185 million on 31 December 2011.

Product categories

The presentation of exposures follows our risk view without recognizing any expected recovery values.

Banking products are loans (at amortized cost), unfunded loan commitments (notional basis) and financial guarantees (notional basis) and include an immaterial amount of available-for-sale debt and equity positions (at fair value).

Traded products include the counterparty risk arising from OTC derivatives and securities financing transactions, presented at net positive replacement value (RV) based on master netting agreements.

Trading inventory includes securities such as bonds and equities, as well as the risk relating to the underlying reference assets for derivative positions, including those linked to credit protection we buy or sell. Trading inventory exposures represent the change in fair value, if the value of a security or, in the case of derivatives, the underlying reference asset, fell instantaneously to zero. As we manage the trading inventory on a net basis, we also net the value of long positions against short positions with the same underlying issuer. This is a conservative approach as the reported sum of net long exposures per legal entity does not recognize the offsetting benefit of certain hedges and short positions across issuers. This is especially relevant when estimating the potential exposure to moves in general country credit spreads.

è	Refer to the “Risk and treasury management” section of our Annual Report 2010 for more information on country risk

Country allocation methodology

The basis for the presentation of the country exposure from banking products or traded products exposures is our internal risk domicile view. In general, the country of domicile of the legal entity (parent or subsidiary) that is our contractual counterparty determines the country against which the exposure is shown. For example, a loan to a bank domiciled in country X would be shown against country X, while the exposure to a Y-domiciled subsidiary of that bank would be shown against country Y.

Risk and treasury management

Exposures to selected European countries

CHF million	Total		Banking products (loans, unfunded commitments, guarantees) Net of collateral			Traded products (counterparty risk from deriva- tives and securities financing) Net of collateral and master netting agreements		Trading inventory (securities and potential benefits/ remaining exposure from derivatives)
31.12.11		Net of hedges[1]	Exposure before hedges	Net of hedges[1]	of which: unfunded	Exposure before hedges	Net of hedges	Net long per issuer
France	11,505	9,861	3,147	1,714	659	3,524	3,312	4,834

Sovereign, agencies and central banks	3,732	3,611	73	73		784	663	2,874

Local governments	78	78	59	59		1	1	18

Banks	1,499	1,499	627	627		730	730	143

Other	6,197	4,673	2,389	956		2,009	1,918	1,799

Italy	6,993	3,652	1,429	996	544	4,311	1,404	1,252

Sovereign, agencies and central banks	3,836	951	4	4		3,832	947	0

Local governments	129	113	0	0		89	74	40

Banks	1,474	1,467	589	589		156	149	729

Other	1,554	1,121	837	403		234	234	484

Spain	4,414	3,517	2,692	1,991	168	381	186	1,341

Sovereign, agencies and central banks	6	6	5	5		0	0	0

Local governments	19	19	0	0		18	18	0

Banks	2,084	2,084	1,825	1,825		77	77	182

Other	2,305	1,409	861	160		286	91	1,158

Austria	1,867	1,586	169	133	84	1,325	1,081	372

Sovereign, agencies and central banks	1,104	859	0	0		1,101	857	3

Local governments	15	15	0	0		15	15	0

Banks	553	553	59	59		178	178	315

Other	195	159	110	74		31	31	54

Ireland [2]	1,585	1,584	581	581	30	532	532	471

Sovereign, agencies and central banks	0	0	0	0		0	0	0

Local governments	0	0	0	0		0	0	0

Banks	541	541	429	429		38	38	74

Other	1,044	1,043	152	152		495	494	397

Belgium	876	841	312	312	35	528	493	36

Sovereign, agencies and central banks	443	409	0	0		443	409	0

Local governments	0	0	0	0		0	0	0

Banks	291	291	227	227		59	59	5

Other	141	141	85	85		25	25	31

Portugal	363	266	112	15	45	12	12	239

Sovereign, agencies and central banks	0	0	0	0		0	0	0

Local governments	1	1	0	0		0	0	1

Banks	29	29	11	11		4	4	13

Other	334	236	101	3		8	8	225

Greece	141	104	57	19	18	47	47	38

Sovereign, agencies and central banks	37	37	0	0		5	5	32

Local governments	0	0	0	0		0	0	0

Banks	34	34	19	19		16	16	0

Other	70	32	38	0		26	26	6

Other	185	185	92	92	9	45	45	49

1  Not deducted from the “Net” exposures are total allowances and provisions of CHF 25 million (of which: Austria CHF 15 million and France CHF 8 million).    2  The majority of the Ireland exposure relates to funds and foreign bank subsidiaries.

Risk management and control

For some counterparties whose economic substance in terms of assets or source of revenues is primarily located in a different country, the exposure is allocated to the risk domicile of that different country. This is the case, for example, with legal entities incorporated in financial offshore centers, which have their main assets and revenue streams outside the country of domicile. The same principle applies to exposures for which we hold third-party guarantees or collateral. In such cases, we report the exposure against the country of domicile of either the guarantor or the issuer of the underlying security, or against the country where pledged physical assets are located.

Special rules apply for banking products exposures (money market deposits, loans) to branches of financial institutions which are located in a country other than that of the domicile of the legal entity. In such cases, exposures are recorded in full against the country of domicile of the firm, and additionally in full against the country in which the branch is located.

For derivative exposures, we show the counterparty risk against the country of (risk) domicile of the counterparty within traded products. In addition, we reflect the benefits / liabilities arising from changes in fair value of the derivative due to changes in the value of the underlying reference asset against the (risk) domicile of the legal entity which issued the relevant reference asset, within trading inventory. As a basic example: if a CDS protection for a notional value of 100 bought from a counterparty domiciled in country X referencing debt of an issuer domiciled in country Y has a positive replacement value of 20, we record: (i) the fair value of the CDS (20) against country X (within traded products) and (ii) the hedge benefit (notional minus fair value) of the CDS (100 – 20 = 80) against country Y (within trading inventory). In the example of protection bought, the 80 hedge benefit would offset against any exposure arising from securities held and issued by the same entity as the reference asset, floored at zero per issuer. In the case of protection sold, this would be reflected as a risk exposure of 80 in addition to any exposure arising from securities held and issued by the same entity as the reference asset.

Country risk in relation to securities held within trading inventory is allocated based on our internal risk domicile view. In general, the country of domicile of issuer determines the country against which the exposure is shown. For example, an equity issued by a company domiciled in country X would be shown against country X, independent of the exchange on which it is registered. In some cases where the economic substance of an issuer is primarily located in a different country, or in the case where we hold third-party guarantees, the same principles apply to trading inventory exposures as described above for banking products.

Risk mitigants

The risk-reducing effect of collateral, either in the form of cash or portfolios of diversified marketable securities is taken into account when determining the “Exposure before hedges”.

Within banking products and trading products, the risk-reducing effect of any credit protection is taken into account on a notional basis when determining the “Net of hedges” exposures.

è	Refer to the “Risk and treasury management” section of our Annual Report 2010 for more information on country risk

Market risk

Most of our market risk originates from the Investment Bank’s trading activities. Additionally, Group Treasury assumes foreign

Risk and treasury management

exchange and interest rate risk in connection with its balance sheet, profit and loss and capital management responsibilities. Our wealth and asset management operations also take limited market risk in support of client business.

Trading portfolios

For the purposes of our disclosure, the one-day, 95% level of confidence risk management value-at-risk (VaR), which includes all positions subject to internal management VaR limits, is used to quantify market risk exposures in our trading portfolio.

Value-at-risk

VaR is a statistical measure of market risk, representing the market risk losses that could potentially be realized over a set time horizon at an established level of confidence. This assumes no change in the firm’s trading positions over the relevant time period.

Actual realized market risk losses may differ from those implied by our VaR for a variety of reasons. For example, the five years historical period used in creating our VaR measure may include fluctuations in market rates and prices that differ from those in the future; our VaR measure is calibrated to a 95% level of confidence and may not indicate potential losses beyond this level and the impact on revenue of a market move may differ from that assumed by our VaR model. All VaR measures are subject to limitations and must be interpreted accordingly and used in conjunction with other risk measures.

As a complement to VaR, we run macro stress scenarios bringing together various combinations of macro-economic and market moves to reflect the most common types of potential stress events, and more targeted stress tests for concentrated exposures and vulnerable portfolios.

As part of a regular update of time series data used within VaR, an improved source of credit spread time series, based on a more comprehensive coverage population and more closely tracking external benchmark series was introduced in the third quarter. The RWA impact is discussed within the capital management section of this report.

The tables show our risk management VaR for the Group and the Investment Bank. Positional risks relating to the unauthorized trading incident have been included within the VaR figures shown for the third quarter 2011. Average and maximum Group VaR in the fourth quarter were CHF 38 million and CHF 45 million, respectively, lower than the corresponding third quarter figures of CHF 53 million and CHF 87 million, excluding the unauthorized trading incident. This reduction reflects reduced credit spread risk within the Investment Bank trading portfolio which, however, continued to be one of the dominant components of our VaR. Interest rate risk has become an additional significant component of our VaR as a result of the reduced dominance of credit spread risk.

Backtesting

Backtesting compares 1-day 99% level of confidence regulatory VaR calculated on positions at the close of each business day with the revenues generated by those positions on the following business day. Backtesting revenues exclude non-trading revenues, such as fees and commissions, and estimated revenues from intraday trading. A backtesting exception occurs when backtesting revenues are negative and the absolute value of those revenues is greater than the previous day’s VaR. We did not have any Group backtesting exceptions in the fourth quarter of 2011.

Risk management and control

Group: value-at-risk (1-day, 95% confidence, 5 years of historical data)

	For the quarter ended 31.12.11				For the quarter ended 30.9.11
CHF million, except where indicated	Min.	Max.	Average	31.12.11	Min.	Max.	Average	30.9.11
Business divisions and Corporate Center

Investment Bank	30	43	36	34	40	219	113	41

Wealth Management & Swiss Bank	0	0	0	0	0	0	0	0

Wealth Management Americas	1	2	2	2	1	2	1	1

Global Asset Management	0	0	0	0	0	0	0	0

Corporate Center	4	10	6	4	4	14	7	4

Diversification effect	[1]	[1]	(6)	(4)	[1]	[1]	(7)	(4)

Total management VaR, Group	31	45	38	36	41	222	115	41

Diversification effect (%)			(14)	(9)			(6)	(10)

Total management VaR, Group, excluding the effect of unauthorized trading incident					38	87	53	41

1  As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.

Investment Bank: value-at-risk (1-day, 95% confidence, 5 years of historical data)

	For the quarter ended 31.12.11				For the quarter ended 30.9.11
CHF million, except where indicated	Min.	Max.	Average	31.12.11	Min.	Max.	Average	30.9.11
Risk type

Equities	10	17	12	13	14	205	92	14

Interest rates	17	26	21	19	13	28	20	20

Credit spreads	26	38	32	26	37	57	47	37

Foreign exchange	3	11	5	4	4	14	9	6

Energy, metals and commodities	2	8	4	3	2	10	4	6

Diversification effect	[1]	[1]	(38)	(32)	[1]	[1]	(58)	(42)

Total management VaR, Investment Bank	30	43	36	34	40	219	113	41

Diversification effect (%)			(51)	(49)			(34)	(51)

1  As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

Non-trading portfolios

For the purpose of our disclosure, the market risks associated with our non-trading portfolios are quantified using sensitivity analysis. This includes an aggregate measure of our exposures to interest rate risk in the banking book, which can be found within our Annual Reports and semi-annual Pillar 3 reports. Additionally, specific sensitivity information for certain significant instrument categories that are not captured within in our management VaR or that are not captured within the aggregate measure of our exposures to interest rate risk are discussed below.

Non-trading portfolios – valuation and sensitivity information by instrument category

Credit valuation adjustments on monoline credit protection

Included within our residual risk positions are negative basis trades,

whereby we purchased CDS protection from monolines against UBS-held underlyings, including RMBS CDO and commercial mortgage-backed securities (CMBS) CDO, transactions with CLO, and ABS CDO. Since the start of the financial crisis, the CVA relating to these monoline exposures have been a source of valuation uncertainty, given market illiquidity and the contractual terms of these exposures relative to other monoline-related instruments.

CVA amounts related to monoline credit protection are based on a methodology that uses CDS spreads on the monolines as a key input in determining an implied level of expected loss. Where a monoline has no observable CDS spread, a judgment is made on the most comparable monoline or combination of monolines and the corresponding spreads are used instead. For RMBS CDO, CMBS CDO and CLO asset categories, cash flow projections are used in conjunction with current fair values of the underlying assets to provide estimates of expected future exposure levels. For

Risk and treasury management

other asset categories, future exposure is derived from current exposure levels.

To assess the sensitivity of the monoline CVA calculation to alternative assumptions, the impact of a 10% increase in monoline credit default swap spreads (e.g. from 1,000 basis points to 1,100 basis points for a specific monoline) was considered. On 31 December 2011, such an increase would have resulted in an increase in the monoline CVA of USD 39 million (CHF 37 million; 30 September 2011: USD 35 million or CHF 32 million).

The sensitivity of the monoline CVA to a decrease of 1 percentage point in the monoline recovery rate assumptions (e.g. from 30% to 29% for a specific monoline, conditional on default occurring) is estimated to result in an increase of approximately USD 11 million (CHF 10 million; 30 September 2011: USD 14 million or CHF 13 million) in the CVA. The sensitivity to credit spreads and recovery rates is substantially linear.

US reference-linked notes

The US reference-linked notes (RLN) consist of a series of transactions whereby we purchased credit protection, predominantly in note form, on a notional portfolio of fixed income assets. The referenced assets are comprised of USD ABS. These are primarily CMBS and subprime RMBS and/or corporate bonds and loans across all rating categories. While the assets in the portfolio are marked-to-market, the credit protection embodied in the RLN is fair valued using a market standard approach to the valuation of portfolio credit protection (Gaussian copula). This approach is intended to effectively simulate correlated defaults within the portfolio, where the expected losses and defaults of the individual assets are closely linked to the observed market prices (spread levels) of those assets. Key assumptions of the model include correlations and recovery rates. We apply fair value adjustments related to potential uncertainty in each of these parameters, which are only partly observable. In addition, we apply fair value adjustments for uncertainties associated with the use of observed spread levels as the primary inputs. These fair value adjustments are calculated by applying shocks to the relevant parameters and revaluing the credit protection. These shocks for correlation, recovery and spreads are set to various levels depending on the asset type and/or region and may vary over time depending on the best judgment of the relevant trading and control personnel. Correlation and recovery shocks are generally in the reasonably possible range of 5 to 15 percentage points. Spread shocks vary more widely and depend on whether the underlying protection is funded or unfunded to reflect cash or synthetic basis effects.

On 31 December 2011, the fair value of the US RLN credit protection was approximately USD 319 million (CHF 299 million; 30 September 2011: USD 396 million or CHF 359 million). This fair value includes fair value adjustments calculated by applying the shocks described above of approximately USD 22 million (CHF 21 million; 30 September 2011: USD 25 million or CHF 23 million). The fair value adjustments may also be considered a measurement of sensitivity.

Non-US reference-linked notes

The same valuation model and the same approach to calculation of fair value adjustments are applied to the non-US RLN credit protection and the US RLN credit protection as described above, except that the spread is shocked by 10% for European corporate names.

On 31 December 2011, the fair value of the non-US RLN credit protection was approximately USD 468 million (CHF 439 million; 30 September 2011: USD 540 million or CHF 489 million). This fair value includes fair value adjustments calculated by applying the shocks described above of approximately USD 46 million (CHF 43 million; 30 September 2011: USD 52 million or CHF 48 million). This adjustment may also be considered a measurement of sensitivity.

Option to acquire equity of the SNB StabFund

Our option to purchase the SNB StabFund’s equity is recognized on the balance sheet as a derivative at fair value (positive replacement values) with changes to fair value recognized in profit or loss. On 31 December 2011, the fair value (after adjustments) of the call option held by UBS was approximately USD 1,736 million (CHF 1,629 million; 30 September 2011: USD 1,875 million or CHF 1,699 million). The decline in the value of the option reflected lower forecast cash flows and increased risk premia for the fund’s assets.

The model incorporates cash flow projections for all assets within the fund across various scenarios. It is calibrated to market levels by setting the spread above one-month LIBOR rates used to discount future cash flows, such that the model-generated price of the underlying asset pool equals our assessed fair value of the asset pool. The model incorporates a model reserve (fair value adjustment) to address potential uncertainty in this calibration. On 31 December 2011, this adjustment was USD 131 million or CHF 123 million. This compares with USD 144 million or CHF 131 million on 30 September 2011, where the decline in the reserve amount reflects greater convergence of valuations across the scenarios, consistent with lesser dependence of the valuation on projections of future cash flows.

On 31 December 2011, a 100-basis-point increase in the discount rate would have decreased the option value by approximately USD 139 million (CHF 130 million; 30 September 2011: USD 147 million or CHF 133 million), and a 100-basis-point decrease would have increased the option value by approximately USD 155 million (CHF 145 million; 30 September 2011: USD 162 million or CHF 147 million).

Balance sheet

Balance sheet

On 31 December 2011, our balance sheet assets stood at CHF 1,419 billion, CHF 28 billion lower than on 30 September 2011, mainly due to lower positive replacement values. Our funded assets, which exclude positive replacement values, rose by CHF 23 billion to CHF 933 billion, mainly due to the strengthening of the US dollar against the Swiss franc. Excluding currency effects, funded assets increased by CHF 5 billion due to higher collateral trading assets, largely offset by reduced balances at central banks and lower trading portfolio assets.

Balance sheet positions disclosed in this section represent quarter-end positions. Intra-quarter balance sheet positions may be different.

è	Refer to the table “FINMA leverage ratio” in the “Capital management” section of this report for our average month-end balance sheet size for the quarter

Assets

Product category view

Replacement values (RV) decreased by similar amounts on both sides of the balance sheet, with positive replacement values down 9%, or CHF 51 billion, and negative replacement values down 10%, or CHF 55 billion. These decreases were mainly due to foreign exchange contracts. Lending assets dropped by CHF 40 billion as we redeployed some of our cash and balances at central banks, which were at a record high over third quarter 2011, into other asset classes. Specifically we shifted from deposits at central banks into highly liquid reverse repurchase agreements (included in collateral trading) and high quality financial investments available-for-sale.

Trading portfolio assets decreased by CHF 24 billion to CHF 182 billion, as the Investment Bank reduced certain debt instrument positions and increased liquid collateral trading investments.

Accordingly, our collateral trading portfolio rose by CHF 84 billion to CHF 272 billion. The increase was due to the aforementioned trading activities in the Investment Bank as well as the shift from deposits at central banks. Other assets increased by CHF 3 billion, mainly related to higher financial investments available-for-sale following the shift from deposits at central banks, partially offset by lower current accounts arising from cash collateral receivables on derivative instruments and reduced prime brokerage balances.

Divisional view

Most of our total asset decrease occurred in the Investment Bank, as the abovementioned change in positive replacement values contributed significantly to its balance sheet decrease of CHF 27 billion to CHF 1,074 billion. Corporate Center fell by CHF 10 billion to CHF 27 billion, as the sale proceeds of the strategic investment portfolio were redeployed into reverse repurchase agreements and financial investments available-for-sale in the Investment

Fourth quarter of 2011 asset development

Balance sheet development – assets

Bank. The balance sheet sizes of Retail & Corporate (CHF 149 billion), Wealth Management (CHF 101 billion), Wealth Management Americas (CHF 54 billion) and Global Asset Management (CHF 15 billion) remained relatively stable.

Risk and treasury management

Liabilities

Secured funding (collateral trading) increased by CHF 22 billion to CHF 111 billion due to the abovementioned trading activities in the Investment Bank. Unsecured funding (borrowing) rose by CHF 13 billion to CHF 602 billion, largely due to the strengthening of the US dollar against the Swiss franc. Our customer deposits grew by CHF 10 billion to CHF 342 billion, or by CHF 6 billion on a currency-adjusted basis, as Wealth Management & Swiss Bank and Wealth Management Americas continued to attract additional client deposits, with increases during the quarter of CHF 7 billion (currency-adjusted by CHF 4 billion) and CHF 3 billion (currency-adjusted CHF 2 billion), respectively. The balance of debt issued increased by CHF 7 billion to CHF 141 billion, mainly due to higher commercial paper issuances, while financial liabilities designated at fair value grew by CHF 5 billion to CHF 89 billion on higher equity-linked and rates-linked notes issuances. The short-term interbank deposits decrease of CHF 8 billion to CHF 30 billion stemmed equally from Wealth Management & Swiss Bank and Investment Bank.

è	Refer to the “Liquidity and funding” section of this report for more information

Equity

Equity attributable to UBS shareholders rose by CHF 1.7 billion to CHF 53.6 billion due to i) positive net effects of CHF 0.9 billion recognized in other comprehensive income related to foreign currency translation effects of CHF 0.7 billion and fair value gains of CHF 0.3 billion on interest rate swaps designated as cash flow hedges; ii) the quarterly net profit of CHF 0.4 billion; and iii) a net increase of CHF 0.3 billion in share premium, mainly related to equity compensation plans.

è

Refer to the “Statement of changes in equity” in the “Financial information” section, and to “Comprehensive income attributable to UBS shareholders: 4Q11 vs 3Q11” in the “Group results” section of this report for more information

Fourth quarter of 2011 liabilities and equity development

Balance sheet development – liabilities and equity

Liquidity and funding

Liquidity and funding

We continued to maintain a sound liquidity position and a diversified portfolio of funding sources. The increase in our funded balance sheet assets was financed by a combination of secured and unsecured funding sources, and we continued to experience increased cash inflows from wealth management customers, even after adjusting for currency effects such as the strengthening of the US dollar versus the Swiss franc. Throughout the quarter, bond spreads remained volatile and widened towards the end of the quarter. The volume of new long-term debt issued by major financial institutions was limited.

Market liquidity overview: the fourth quarter of 2011

Credit markets remained unsettled throughout the fourth quarter of 2011 as concerns surrounding the eurozone debt crisis continued despite stabilization steps taken by central banks. These steps included coordinated action by six major central banks to provide additional liquidity support to the global financial system, as well as benchmark rate cuts and the European Central Bank’s extended three-year long-term refinancing operation. In October, new public senior unsecured and covered bond issuances by financial institutions increased. However, continuing uncertainty surrounding the eurozone debt crisis greatly reduced issuance activities in November and December.

Bank bond spreads and credit default swaps (CDS) were volatile throughout the quarter. After reaching their highs for the year at the beginning of October, both CDS and secondary market bond spreads for UBS tightened in line with peers. However, these levels substantially widened in November before tightening again somewhat in December to end the year at similar levels to the prior quarter-end.

As reported in third quarter 2011 report, on 13 October 2011, Fitch Ratings downgraded our long-term issuer default rating from “A+” to “A”, based on changes in assumptions that are part of Fitch’s rating methodology for banks.

On 29 November 2011, Standard & Poor’s (S&P) announced rating changes for 37 of the largest rated banks as a consequence of significant changes to its rating methodology for banks. UBS’s long-term rating was lowered to ‘A’ from ‘A+’ as a result of this exercise.

The aforementioned ratings actions by Fitch Ratings and S&P had no discernible impact on our overall liquidity and funding position.

Liquidity

We continuously monitor our liquidity position and asset / liability profile. This involves modeling cash flow maturity profiles under both contractual and behavioral expectations and projecting our liquidity exposures under various stress scenarios. The results are then factored into our overall contingency plans. The underlying assumptions used for our analysis include high investor risk aversion, dislocation of the money markets and a substantial reduction of market liquidity for all but a few select asset classes. The severity of the assumptions underlying our current stress scenario analysis generally reflects – and in some cases exceeds – our experience during the 2007 – 2009 financial crisis.

We continue to maintain a substantial multi-currency portfolio of unencumbered, high-quality, short-term assets and seek to preserve a prudent liquidity and funding profile, a balanced asset / liability profile and robust contingency planning processes at all times. Our available liquidity, which includes a high-quality, multi-currency portfolio of unencumbered assets, excess cash at major central banks and unutilized collateralized borrowing capacity, remained at 23% of our funded balance sheet assets.

Funding

Our liability portfolio is broadly diversified by market, product and currency. Our wealth management businesses represent a significant, cost-efficient and reliable source of funding. In addition, we have numerous short-, medium- and long-term funding programs that issue senior unsecured and structured notes. These programs allow institutional and private investors in Europe, the US and Asia Pacific to customize their investments in UBS. We also generate

Risk and treasury management

UBS asset funding

1 Including compound debt instruments – OTC

long-term funding by pledging a portion of our portfolio of Swiss residential mortgages as collateral for the Swiss Pfandbriefe and our own covered bond program. A short-term secured funding program sources funding globally, generally for the highest quality assets. Collectively, these broad product offerings, and the global scope of our business activities, underpin our funding stability.

The change in our funded assets composition impacted the percentage diversification of funding sources. Despite the increase in customer deposits, the relative funding composition shifted from unsecured funding to secured funding during the quarter, as the percentage funding contribution of repurchase agreements and securities lending increased from 11.3% to 13.5% (as shown in the “UBS: funding by product and currency” table). The increase in secured funding mainly related to higher business activities in our Investment Bank. Our overall customer deposits increased by CHF 10 billion to CHF 342 billion, while re-

maining stable at 42% of our total funding sources. This increase reflects CHF 4 billion in customer deposits due to foreign exchange currency movements. Deposits from our Wealth Management & Swiss Bank business contributed CHF 288 billion of the total customer deposits (shown in the “UBS asset funding” graph). Client deposits from both our wealth management business divisions represented approximately 95% of our total customer deposits, unchanged from the third quarter of 2011. Our short-term interbank deposits decreased by CHF 8 billion, offset by our outstanding money market paper issuances, which rose by CHF 8 billion, mainly due to higher commercial paper issuances.

Our outstanding long-term debt, including financial liabilities at fair value, increased by CHF 3 billion during the quarter to CHF 158 billion, mainly on higher equity-linked and rates-linked notes issuances (long-term debt represents 17% of our balance sheet liabilities and total equity, excluding negative replacement values, or 19% of our funding sources as shown in the “UBS: funding by

Liquidity and funding

UBS: funding by product and currency

	All currencies		CHF		EUR		USD		Others
In %[1]	31.12.11	30.9.11	31.12.11	30.9.11	31.12.11	30.9.11	31.12.11	30.9.11	31.12.11	30.9.11
Securities lending	1.0	0.9	0.0	0.0	0.2	0.2	0.6	0.5	0.2	0.2

Repurchase agreements	12.5	10.4	0.0	0.0	1.7	3.0	10.0	6.4	0.9	1.0

Interbank	3.7	4.9	0.7	1.3	0.5	0.6	0.9	1.1	1.7	1.9

Money market paper	8.7	8.1	0.2	0.3	1.4	1.3	6.0	5.8	1.0	0.7

Retail savings / deposits	14.0	14.0	9.7	9.9	0.7	0.8	3.5	3.3	0.0	0.0

Demand deposits	16.7	17.0	6.2	6.6	2.9	3.1	5.0	4.8	2.6	2.6

Fiduciary	3.5	3.6	0.1	0.1	1.0	1.1	1.9	1.9	0.5	0.5

Time deposits	7.8	7.9	0.3	0.3	1.4	1.3	3.5	3.6	2.7	2.7

Long-term debt	19.4	19.8	2.4	2.7	7.1	7.5	7.1	7.1	2.7	2.6

Cash collateral payables on derivative instruments	8.2	8.5	0.3	0.3	3.7	3.4	3.4	3.9	0.9	0.9

Prime brokerage payables	4.5	4.8	0.1	0.1	0.5	0.6	3.0	3.3	0.9	0.8

Total	100.0	100.0	20.1	21.5	21.1	22.8	44.8	41.7	14.0	13.9

1  As a percent of total funding sources defined as the CHF 817 billion and the CHF 781 billion respectively on the balance sheet as of 31 December and 30 September 2011, comprising repurchase agreements, securities lending against cash collateral received, due to banks, money market paper issued, due to customers, long-term debt (including financial liabilities at fair value) and cash collateral on derivative transactions and prime brokerage payables.

product and currency” table). In the fourth quarter, we raised term funds through medium-term note issuances and private placements. In addition, we redeemed CHF 0.5 billion of Swiss Pfandbriefe and CHF 0.45 billion of unsecured public bonds matured. In January 2012, we successfully issued covered bonds (EUR 1.5 billion 2.25% 5-year and USD 1.5 billion 1.875% 3-year) as well as EUR 1.5 billion 3.125% 4-year senior unsecured public bonds.

As of 31 December 2011, our coverage ratio of customer deposits to our outstanding loan balance increased to 128%, compared with 125% as of 30 September 2011.

In terms of secured financing (i.e. repurchase agreements and securities lent against cash collateral received) at the close of the fourth quarter, we borrowed CHF 162 billion less cash on a col-

lateralized basis than we lent, an increase of CHF 62 billion when compared with the third quarter-end balance of CHF 99 billion. This was mainly due to increases in the volume of reverse repurchase agreements following the shift from deposits at central banks and higher trading activities in the Investment Bank.

Basel III liquidity regulation

At the end of the fourth quarter, our provisional Net Stable Funding Ratio (NSFR) and Liquidity Coverage Ratio (LCR) remained generally in line with the minimum Basel III requirements. Given that the precise definitions of these ratios have yet to be finalized, other banks may use different interpretations in their estimated calculations compared with UBS. We believe we have adopted conservative assumptions in our estimations of these ratios.

Capital management

Capital management

Our Basel 2.5 tier 1 capital increased by CHF 0.9 billion from the prior quarter-end and our Basel 2.5 risk-weighted assets declined significantly to CHF 241 billion as of 31 December 2011, improving our Basel 2.5 tier 1 capital ratio to 16.0% from 13.2% on 30 September 2011. Our Basel II tier 1 capital ratio improved from 18.4% to 19.7%.

In line with the Bank for International Settlement (BIS) transition requirement, from 31 December 2011 UBS capital disclosures fall under the revised Basel II market risk framework, commonly referred to as Basel 2.5. These revisions primarily introduce new capital requirements to incorporate the effects of stressed markets. They lower our BIS tier 1 and total capital and lead to higher BIS risk-weighted assets (RWA) compared with the previous Basel II framework. For the purposes of comparison, Basel II capital figures are disclosed in the following graph and tables.

Basel 2.5 capital ratios

On 31 December 2011, our tier 1 capital ratio stood at 16.0% (compared with 13.2% on 30 September 2011), and our core tier 1 capital ratio stood at 14.1% (up from 11.7% on 30 September 2011). Our tier 1 capital rose by CHF 0.9 billion to CHF 38.4 billion, while RWA decreased by CHF 42.9 billion to CHF 241.0 billion. Our total capital ratio was 17.3% on 31 December 2011, up from 14.2% on 30 September 2011.

Capital ratios and RWA

Basel 2.5 risk-weighted assets

From 31 December 2011, we publish RWA according to the Basel 2.5 market risk framework. However, our RWA for supervisory purposes are based on Swiss Financial Market Supervisory Authority (FINMA) regulations, and are higher than under the Basel 2.5 guidelines. The differences relate to the FINMA surcharge on credit risk RWA for exposures treated under the standardized approach, a surcharge for non-counterparty-related assets and additional requirements for market risk. Further, the RWA as of 30 September 2011 are disclosed according to Basel 2.5 to allow comparability with the 31 December 2011 amounts.

Basel 2.5 RWA were CHF 42.9 billion lower at CHF 241.0 billion in the fourth quarter compared to the third quarter due to a decrease in market risk RWA of CHF 52.9 billion, partly offset by a small increase in credit risk RWA of CHF 0.4 billion, and an increase in operational risk RWA of CHF 9.5 billion, mainly due to the unauthorized trading incident. Non-counterparty-related risk RWA remained relatively flat.

The decrease in market risk RWA of CHF 52.9 billion was composed of:

–

a reduction in stressed VaR requirements taking into account a one-year observation period relating to significant losses (CHF 23.9 billion of RWA, of which CHF 17.1 billion was attributable to the unauthorized trading incident);

–	a reduction in VaR (CHF 16.7 billion, of which CHF 12.5 billion was attributable to the unauthorized trading incident in the previous quarter);
–	a reduction in incremental risk charge, which accounts for default and rating migration risk of trading book positions (CHF 6.7 billion of RWA); and
–	a reduced comprehensive risk measure requirement for the correlation portfolio based on market moves and lower risk positions (CHF 5.5 billion of RWA).

An update to the VaR credit spread time series source discussed in the risk management and control section resulted in a RWA reduction of CHF 5.6 billion in the fourth quarter, whereof CHF 3.8 billion can be attributed to stressed VaR.

Capital management

Basel 2.5 eligible capital

Basel 2.5 tier 1 capital

The CHF 0.9 billion increase in tier 1 capital reflects the CHF 0.4 billion fourth quarter net profit recognized under IFRS. The remaining net increase in tier 1 capital of CHF 0.5 billion is mostly attributable to foreign currency fluctuations, the sale of securitization exposures (mainly student loan auction rate securities) which had previously been deducted from capital, own share related components and a reversal of own credit related losses. This was partially offset by an accrual for dividends expected to be paid in 2012.

Basel 2.5 tier 2 capital

Our BIS tier 2 capital increased by a net CHF 0.5 billion to CHF 3.2 billion. This increase was mainly due to the sale of securitization positions previously deducted from tier 2 capital and due to foreign currency effects.

FINMA leverage ratio

FINMA requires a minimum leverage ratio of 3% at Group level, with the expectation that the ratio will exceed this level during normal times. These targets are to be achieved by 1 January 2013 at the latest. The leverage ratio remained stable at 5.4% for the fourth quarter of 2011.

Equity attribution

Our equity attribution framework aims to guide each business towards activities that appropriately balance profit potential, risk and capital usage. The design of the framework, which includes some forward-looking elements, enables us to calculate and assess return on attributed equity (RoaE) in each of our business divisions, and integrates Group-wide capital management activities with those at business division level.

è	Refer to the "Capital management" section of our Annual Report 2010 for further information

The amount of equity attributed to each of our business divisions and the Corporate Center was unchanged from third-quarter levels. The "Average attributed equity" table indicates that the average equity attributed to our business divisions and the Corporate Center totaled CHF 56.5 billion in the fourth quarter. Equity attributable to UBS shareholders averaged CHF 52.7 billion during the quarter, which resulted in a difference of CHF 3.8 billion.

UBS shares

We hold our own shares primarily to hedge employee share and option participation plans. A smaller number are held by the Investment Bank in its capacity as a market-maker in UBS shares and related derivatives. Total UBS shares issued increased by 40,889 shares in the fourth quarter due to the exercise of employee options.

Treasury shares held by the bank decreased by 6,309,951 shares in the fourth quarter, mainly due to lower holdings by the Investment Bank, partially due to hedge expirations.

Capital adequacy

CHF million, except where indicated	Basel 2.5 31.12.11	Basel 2.5 30.9.11	Basel II 31.12.11	Basel II 30.9.11	Basel II 31.12.10
BIS core tier 1 capital	34,093	33,219	34,702	33,794	30,420

BIS tier 1 capital	38,449	37,546	39,059	38,121	35,323

BIS total capital	41,643	40,276	42,862	41,426	40,542

BIS core tier 1 capital ratio (%)	14.1	11.7	17.5	16.3	15.3

BIS tier 1 capital ratio (%)	16.0	13.2	19.7	18.4	17.8

BIS total capital ratio (%)	17.3	14.2	21.6	20.0	20.4

BIS risk-weighted assets	240,962	283,843	198,494	207,257	198,875

of which: credit risk[1]	126,804	126,477	124,337	123,543	119,919

of which: non-counterparty related risk	6,050	5,924	6,050	5,924	6,195

of which: market risk	49,241	102,114	9,240	28,462	20,813

of which: operational risk	58,867	49,328	58,867	49,328	51,948

1  Includes securitization exposures and equity exposures not part of the trading book and capital requirements for settlement risk (failed trades).

Risk and treasury management

Reconciliation IFRS equity to BIS capital

CHF million	Basel 2.5 31.12.11	Basel 2.5 30.9.11	Basel II 31.12.11	Basel II 30.9.11	Basel II 31.12.10
IFRS equity attributable to UBS shareholders	53,551	51,817	53,551	51,817	46,820

Treasury shares at cost / Equity classified as obligation to purchase own shares	1,198	1,290	1,198	1,290	708

Own credit, net of tax[1]	(1,842)	(1,883)	(1,842)	(1,883)	(205)

Unrealized gains from Financial investments available-for-sale[1]	(228)	(242)	(228)	(242)	(181)

Unrealized (gains) / losses from Cash flow hedges[1]	(2,600)	(2,315)	(2,600)	(2,315)	(1,063)

Other[2]	(823)	(162)	(823)	(162)	286

BIS core tier 1 capital prior to deductions	49,256	48,505	49,256	48,505	46,365

of which: paid-in share capital	383	383	383	383	383

of which: share premium, retained earnings, currency translation differences and other elements	48,873	48,122	48,873	48,122	45,982

Less: treasury shares / deduction for own shares[3]	(2,131)	(2,145)	(2,131)	(2,145)	(2,993)

Less: goodwill & intangible assets	(9,695)	(9,393)	(9,695)	(9,393)	(9,822)

Less: securitization exposures[4]	(2,627)	(3,077)	(2,017)	(2,502)	(2,385)

Less: other deduction items[5]	(711)	(671)	(711)	(671)	(744)

BIS core tier 1 capital	34,093	33,219	34,702	33,794	30,420

Hybrid tier 1 capital	4,356	4,327	4,356	4,327	4,903

of which: non-innovative capital instruments	1,490	1,481	1,490	1,481	1,523

of which: innovative capital instruments	2,866	2,845	2,866	2,845	3,380

BIS tier 1 capital	38,449	37,546	39,059	38,121	35,323

Upper tier 2 capital	388	406	388	406	110

Lower tier 2 capital	6,145	6,072	6,145	6,072	8,239

Less: securitization exposures[4]	(2,627)	(3,077)	(2,017)	(2,502)	(2,385)

Less: other deduction items[5]	(711)	(671)	(711)	(671)	(744)

BIS total capital	41,643	40,276	42,862	41,426	40,542

1 IFRS equity components which are not recognized for capital purpose, adjusted for changes in foreign exchange.   2  Consists of: i) qualifying non-controlling interests; ii) the netted impact of the change in scope of consolidation; and iii) other adjustments due to reclassifications and revaluations of participations, prudential valuation and anticipated dividend payment (pro rata where applicable).   3  Consists of: i) net long position in own shares held for trading purposes; ii) own shares bought for unvested or upcoming share awards; and iii) accruals built for upcoming share awards.   4   Includes a 50% deduction of the fair value of our option to acquire the SNB StabFund’s equity (CHF 1,629 million on 31.12.11 and CHF 1,699 million on 30.9.11).   5   Positions to be deducted as 50% from tier 1 and 50% from total capital mainly consist of: i) net long position of non-consolidated participations in the finance sector; ii) expected loss on advanced internal ratings-based portfolio less general provisions (if difference is positive); and iii) expected loss for equities (simple risk weight method).

Capital management

Regulatory developments

Consultations on ordinances implementing the “too-big-to-fail” law and Basel III in Switzerland

After the approval of the Swiss “too-big-to-fail” law by the Swiss parliament in September 2011, the Swiss Federal Department of Finance (FDF) consulted on proposed changes to the banking ordinance and capital adequacy ordinance. The rules will apply to the large banks in Switzerland (currently UBS and Credit Suisse) and contain provisions regarding emergency plans for systemically important functions, recovery and resolution planning, intervention measures, risk-based capital requirements and the leverage ratio. The consultation closed on 16 January 2012. The Swiss Federal Council will present the ordinances to the Swiss parliament for approval; the ordinances are expected to come into force on 1 January 2013.

The Swiss Federal Department of Finance also published a consultation on the changes to the capital adequacy ordinance to implement Basel III in Switzerland. These rules will apply to all Swiss banks and do not specifically relate to the “too-big-to-fail” law. The consultation lasted until 16 January 2012. The new rules are expected to enter into force on 1 January 2013.

Proposals for the introduction of macroprudential measures in Switzerland

In November 2011, the FDF issued a consultation for the introduction of a counter-cyclical capital buffer in Switzerland. According to the proposal, the buffer shall apply in principle to all risk-weighted positions in Switzerland, but its scope can be limited to certain sectors of the economy, such as for example to credit positions related to the Swiss mortgage market. It would be capped at 2.5% of the risk-weighted positions in Switzerland. It would be the Swiss National Bank’s responsibility to request activation of the buffer, spelling out its scope and the size of the buffer, in percentage terms, applicable to each affected category of risk-weighted positions. The Federal Council would have to take the ultimate decision on any proposed activation. The FDF estimates the impact for Swiss large banks (as opposed to domestically oriented banks) in terms of additional capital requirements to be between 0.1% and 0.6% of RWA, depending on the scope and size of the buffer. These capital requirements would be in addition to all other capital requirements to which banks in Switzerland are subject and would have to be satisfied with tier 1 common equity. Following the FDF’s review of the various consultation responses, the effective date of implementation – not synonymous with its potential activation date – could be in the first quarter of 2012.

Separately, the FDF issued a consultation paper outlining proposed changes to the capital adequacy ordinance focusing on increased capital requirements for mortgage loans secured by residential properties. The proposal includes higher risk-weights for residential mortgages under the Basel standard approach, where the loan to value or income coverage ratio exceed prudent standards. For banks using the advanced internal-ratings based approach, the FDF proposes the introduction of an additional capital charge that corresponds to the difference between the determined RWA and an amount that corresponds to 80% of the RWA that the bank would report, if it adopted the standard approach.

G20 endorses policy framework for Systemically Important Financial Institutions (SIFI)

In November 2011, the Heads of States at the G20 Summit in November 2011 endorsed a series of measures developed by the Basel Committee on Banking Supervision (BCBS) and the Financial Stability Board (FSB) to address the “too-big-to-fail” issue. The measures comprise the following:

1.

A methodology to identify global systemically important banks (G-SIB) and additional loss absorption requirements for G-SIB. The methodology is based on an indicator-based measurement approach. Banks identified as G-SIB would be required to hold additional capital requirements of 1% to 2.5% in the form of common equity tier 1 over and above the Basel III international standards. An additional (currently empty) bucket with requirements of 3.5% has been created to discourage banks from increasing their systemic relevance further. These additional loss absorbency requirements will be phased-in between 2016 and 2018, becoming fully effective on 1 January 2019.

2.

The FSB’s “Key attributes of effective resolution regimes for financial institutions” which are intended to set minimum international standards that will enable authorities to resolve financial institutions in the case of insolvency, while maintaining the continuation of their vital economic functions and without exposing tax payers to losses.

3.

More intensive and effective supervision of SIFI, including through stronger supervisory mandates, resources and powers, and higher supervisory expectations for risk management functions, data aggregation capabilities, risk governance and internal controls.

Based on the G-SIB methodology put forward by the BCBS, an initial list of 29 G-SIFI was published by the FSB. The list includes UBS. The additional loss absorption measures referred to above are not expected to affect UBS, given that UBS will be subject in any case to the elevated capital requirements to be imposed by FINMA.

Risk and treasury management

FINMA leverage ratio

CHF billion, except where indicated	Average 4Q11	Average 3Q11	Average 4Q10
Total balance sheet assets (IFRS)[1]	1,393.0	1,337.3	1,398.5

Less: netting of replacement values[2]	(436.6)	(404.9)	(410.1)

Less: loans to Swiss clients (excluding banks)[3]	(163.6)	(163.9)	(161.6)

Less: cash and balances with central banks	(65.8)	(57.9)	(20.1)

Less: other[4]	(12.8)	(12.4)	(12.4)

Total adjusted assets	714.2	698.2	794.2

FINMA tier 1 capital (at quarter end)[5]	38.4	37.5	35.3

FINMA leverage ratio (%)	5.4	5.4	4.4

1 Total assets are calculated as the average of the month-end values for the three months in the calculation period.   2  Includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking Law, based on the IFRS scope of consolidation.   3  Includes mortgage loans to international clients for properties located in Switzerland.   4  Refer to the “Reconciliation IFRS equity to BIS capital” table for more information on deductions of assets from FINMA tier 1 capital corresponding to Basel 2.5 tier 1 capital on 31 December and 30 September 2011, respectively, and to Basel II tier 1 capital on 31 December 2010.   5  FINMA tier 1 capital corresponds to Basel 2.5 tier 1 capital as of 31 December and 30 September 2011, respectively, and to Basel II tier 1 capital as of 31 December 2010.

Average attributed equity

CHF billion	4Q11		3Q11	4Q10
Wealth Management	5.0		5.0	4.4

Retail & Corporate	5.0		5.0	4.6

Wealth Management & Swiss Bank	10.0		10.0	9.0

Wealth Management Americas	8.0		8.0	8.0

Global Asset Management	2.5		2.5	2.5

Investment Bank	32.0	[1]	32.0	27.0

Corporate Center	4.0		4.0	3.0

Average equity attributed to the business divisions and Corporate Center	56.5		56.5	49.5

Difference	(3.8)		(7.0)	(2.2)

Average equity attributable to UBS shareholders	52.7		49.5	47.3

1  Approximately CHF 4.5 billion of attributed equity was earmarked for the legacy portfolio upon its transfer from the Investment Bank to the Corporate Center before the end of the year.

UBS shares

	31.12.11	30.9.11	change from 30.9.11
Shares outstanding

Ordinary shares issued	3,832,121,899	3,832,081,010	40,889

of which: employee share and share option plans			40,889

Treasury shares	84,955,551	91,265,502	(6,309,951)

Shares outstanding	3,747,166,348	3,740,815,508	6,350,840

Shareholders equity (CHF million)

Equity attributable to UBS shareholders	53,551	51,817	1,734

Less: goodwill and intangible assets	9,695	9,393	302

Tangible shareholders equity	43,856	42,424	1,432

Book value per share (CHF)

Total book value per share	14.29	13.85	0.44

Tangible book value per share	11.70	11.34	0.36

Financial

information

Unaudited

	000	000

	Financial information (unaudited)

61	Income statement
62	Statement of comprehensive income
63	Balance sheet
64	Statement of changes in equity
64	Preferred securities

	Notes

66	1	Basis of accounting
67	2	Segment reporting
69	3	Net interest and trading income
71	4	Net fee and commission income
71	5	Other income
72	6	Personnel expenses
72	7	General and administrative expenses
73	8	Earnings per share (EPS) and shares outstanding
74	9	Income taxes
74	10	Trading portfolio
75	11	Fair value of financial instruments
77	12	Reclassification of financial assets
78	13	Other assets and liabilities
78	14	Provisions and contingent liabilities
86	15	Changes in organization
86	16	Currency translation rates

Financial information

Financial information (unaudited)

Income statement

		For the quarter ended			% change from		Year ended
CHF million, except per share data	Note	31.12.11	30.9.11	31.12.10	3Q11	4Q10	31.12.11	31.12.10

Continuing operations

Interest income	3	4,139	4,372	4,591	(5)	(10)	17,969	18,872

Interest expense	3	(2,395)	(2,512)	(2,888)	(5)	(17)	(11,143)	(12,657)

Net interest income	3	1,745	1,861	1,703	(6)	2	6,826	6,215

Credit loss (expense) / recovery		(14)	(89)	(164)	(84)	(91)	(84)	(66)

Net interest income after credit loss expense		1,731	1,771	1,539	(2)	12	6,742	6,149

Net fee and commission income	4	3,498	3,557	4,444	(2)	(21)	15,174	17,160

Net trading income	3	610	(28)	785		(22)	4,510	7,471

Other income	5	128	1,111	373	(88)	(66)	1,467	1,214

Total operating income		5,967	6,412	7,141	(7)	(16)	27,893	31,994

Personnel expenses	6	3,503	3,758	3,777	(7)	(7)	15,593	16,920

General and administrative expenses	7	1,652	1,411	1,894	17	(13)	5,959	6,585

Depreciation of property and equipment		198	212	231	(7)	(14)	761	918

Amortization of intangible assets		29	51	26	(43)	12	127	117

Total operating expenses		5,383	5,432	5,928	(1)	(9)	22,441	24,539

Operating profit from continuing operations before tax		584	980	1,214	(40)	(52)	5,453	7,455

Tax expense / (benefit)	9	189	(40)	(469)			952	(381)

Net profit from continuing operations		395	1,019	1,683	(61)	(77)	4,500	7,836

Discontinued operations

Profit from discontinued operations before tax		0	0	0			0	2

Tax expense		0	0	0			0	0

Net profit from discontinued operations		0	0	0			0	2

Net profit		395	1,019	1,683	(61)	(77)	4,501	7,838

Net profit attributable to non-controlling interests		2	2	21	0	(90)	268	304

from continuing operations		2	2	21	0	(90)	268	303

from discontinued operations		0	0	0			0	1

Net profit attributable to UBS shareholders		393	1,018	1,663	(61)	(76)	4,233	7,534

from continuing operations		393	1,018	1,663	(61)	(76)	4,232	7,533

from discontinued operations		0	0	0			0	1

Earnings per share (CHF)

Basic earnings per share	8	0.10	0.27	0.44	(63)	(77)	1.12	1.99

from continuing operations		0.10	0.27	0.44	(63)	(77)	1.12	1.99

from discontinued operations		0.00	0.00	0.00			0.00	0.00

Diluted earnings per share	8	0.10	0.27	0.43	(63)	(77)	1.10	1.96

from continuing operations		0.10	0.27	0.43	(63)	(77)	1.10	1.96

from discontinued operations		0.00	0.00	0.00			0.00	0.00

Financial information

Statement of comprehensive income

	For the quarter ended					Year ended
CHF million	31.12.11			30.9.11	31.12.10	31.12.11	31.12.10
	Total	UBS shareholders	Non- controlling interests	Total	Total	Total	Total
Net profit	395	393	2	1,019	1,683	4,501	7,838

Other comprehensive income

Foreign currency translation

Foreign currency translation movements, before tax	784	801	(17)	1,415	(932)	995	(951)[2]

Foreign exchange amounts reclassified to the income statement from equity	(3)	(3)		0	225	8	237

Income tax relating to foreign currency translation movements	(105)	(105)		83	126	(6)	121

Subtotal foreign currency translation movements, net of tax[1]	676	693	(17)	1,498	(581)	998	(593)[2]

Financial investments available-for-sale

Net unrealized gains / (losses) on financial investments available-for-sale, before tax	17	17		1,011	(593)	1,458	(499)

Impairment charges reclassified to the income statement from equity	3	3		32	8	39	72

Realized gains reclassified to the income statement from equity	(62)	(62)		(788)	(83)	(950)	(357)

Realized losses reclassified to the income statement from equity	2	2		2	27	24	153

Income tax relating to net unrealized gains / (losses) on financial investments available-for-sale	(3)	(3)		(80)	36	(76)	13

Subtotal net unrealized gains / (losses) on financial investments available-for-sale, net of tax[1]	(43)	(43)	0	178	(605)	495	(618)

Cash flow hedges

Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	670	670		1,899	(1,221)	3,093	927

Net realized (gains) / losses reclassified to the income statement from equity	(307)	(307)		(17)	(259)	(1,140)	(1,108)

Income tax effects relating to cash flow hedges	(78)	(78)		(396)	305	(417)	38

Subtotal changes in fair value of derivative instruments designated as cash flow hedges[1]	285	285		1,486	(1,175)	1,537	(143)

Total other comprehensive income	918	935	(17)	3,162	(2,361)	3,030	(1,354)[2]

Total comprehensive income	1,313	1,328	(15)	4,181	(678)	7,531	6,484 [2]

Total comprehensive income attributable to non-controlling interests	(15)			89	(251)	560	609 [2]

Total comprehensive income attributable to UBS shareholders	1,328			4,092	(427)	6,970	5,875

1 Other comprehensive income attributable to UBS shareholders related to foreign currency translations was positive CHF 1,410 million in the third quarter of 2011 and negative CHF 311 million in the fourth quarter of 2010. Other comprehensive income attributable to UBS shareholders related to financial investments available-for-sale was positive CHF 178 million in the third quarter of 2011 and negative CHF 603 million in the fourth quarter of 2010. Other comprehensive income related to cash flow hedges was attributable to UBS shareholders for all periods presented.   2   Presentational changes with regards to the redemption of preferred securities have been made to comparatives since the Annual Report 2010. Foreign currency translation movements, before tax was changed from negative CHF 2,044 million to negative CHF 951 million. Total comprehensive income attributable to non-controlling interests was changed from negative CHF 484 million to positive CHF 609 million. Refer to “Note 1 Basis of accounting” of our third quarter 2011 report for more information.

Financial information

Balance sheet

					% change from
CHF million	Note	31.12.11	30.9.11	31.12.10	30.9.11	31.12.10

Assets

Cash and balances with central banks		40,638	79,752	26,939	(49)	51

Due from banks		23,218	25,454	17,133	(9)	36

Cash collateral on securities borrowed		58,763	53,630	62,454	10	(6)

Reverse repurchase agreements		213,501	134,171	142,790	59	50

Trading portfolio assets	10	141,589	144,416	167,463	(2)	(15)

Trading portfolio assets pledged as collateral	10	39,936	61,414	61,352	(35)	(35)

Positive replacement values		486,751	537,318	401,146	(9)	21

Cash collateral receivables on derivative instruments		41,322	46,972	38,071	(12)	9

Financial assets designated at fair value		10,336	9,487	8,504	9	22

Loans		266,604	266,021	262,877	0	1

Financial investments available-for-sale		53,174	42,421	74,768	25	(29)

Accrued income and prepaid expenses		6,327	6,401	5,466	(1)	16

Investments in associates		795	761	790	4	1

Property and equipment		5,688	5,462	5,467	4	4

Goodwill and intangible assets		9,695	9,393	9,822	3	(1)

Deferred tax assets		8,510	8,672	9,522	(2)	(11)

Other assets	13	12,465	15,100	22,681	(17)	(45)

Total assets		1,419,313	1,446,845	1,317,247	(2)	8

Liabilities

Due to banks		30,201	38,265	41,490	(21)	(27)

Cash collateral on securities lent		8,136	7,005	6,651	16	22

Repurchase agreements		102,429	81,495	74,796	26	37

Trading portfolio liabilities	10	39,480	48,313	54,975	(18)	(28)

Negative replacement values		473,400	528,223	393,762	(10)	20

Cash collateral payables on derivative instruments		67,114	66,296	58,924	1	14

Financial liabilities designated at fair value		88,982	84,453	100,756	5	(12)

Due to customers		342,409	331,956	332,301	3	3

Accrued expenses and deferred income		6,850	7,046	7,738	(3)	(11)

Debt issued		140,617	134,051	130,271	5	8

Other liabilities	13, 14	61,739	63,466	63,719	(3)	(3)

Total liabilities		1,361,356	1,390,570	1,265,384	(2)	8

Equity

Share capital		383	383	383	0	0

Share premium		34,644	34,330	34,393	1	1

Cumulative net income recognized directly in equity, net of tax		(3,955)	(4,890)	(6,693)	(19)	(41)

Retained earnings		23,677	23,284	19,444	2	22

Equity classified as obligation to purchase own shares		(39)	(50)	(54)	(22)	(28)

Treasury shares		(1,160)	(1,239)	(654)	(6)	77

Equity attributable to UBS shareholders		53,551	51,817	46,820	3	14

Equity attributable to non-controlling interests		4,406	4,458	5,043	(1)	(13)

Total equity		57,956	56,275	51,863	3	12

Total liabilities and equity		1,419,313	1,446,845	1,317,247	(2)	8

Financial information

Statement of changes in equity

CHF million	Share capital	Share premium	Treasury shares	Equity classified as obligation to purchase own shares
Balance at 31 December 2009	356	34,824	(1,040)	(2)

Issuance of share capital	27

Acquisition of treasury shares			(1,574)

Disposition of treasury shares			1,960

Treasury share gains / (losses) and net premium / (discount) on own equity derivative activity, net of tax		(43)

Premium on shares issued and warrants exercised		(27)

Employee share and share option plans		(104)

Tax benefits / (expenses) from deferred compensation awards		(8)

Transaction costs related to share issuances, net of tax		(113)

Dividends[1]

Equity classified as obligation to purchase own shares – movements				(52)

Preferred securities

New consolidations and other increases		(136)

Deconsolidations and other decreases

Total comprehensive income for the period recognized in equity

Balance at 31 December 2010	383	34,393	(654)	(54)

Issuance of share capital

Acquisition of treasury shares			(2,455)

Disposition of treasury shares			1,949

Treasury share gains / (losses) and net premium / (discount) on own equity derivative activity, net of tax		201

Premium on shares issued and warrants exercised		10

Employee share and share option plans		36

Tax benefits / (expenses) from deferred compensation awards		9

Transaction costs related to share issuances, net of tax

Dividends[1]

Equity classified as obligation to purchase own shares – movements				15

Preferred securities

New consolidations and other increases		(5)

Deconsolidations and other decreases

Total comprehensive income for the period recognized in equity

Balance at 31 December 2011	383	34,644	(1,160)	(39)

1  Includes dividend payment obligations for preferred securities.   2  In the fourth quarter of 2011, we adjusted the opening balance of retained earnings by a credit of CHF 159 million and foreign currency translation by a corresponding debit of CHF 159 million to reflect a change in accounting policy. Refer to “Note 1 Basis of accounting” for more information.   3  Presentational changes with regards to the redemption of preferred securities have been made to comparatives since the Annual Report 2010. Preferred securities was changed from negative CHF 1,529 million to negative CHF 2,622 million, while Total comprehensive income for the period recognized in equity was changed from negative CHF 484 million to positive CHF 609 million. Refer to “Note 1 Basis of accounting” of our third quarter 2011 report for more information.

Preferred securities[1]
	For the year ended
CHF million	31.12.11	31.12.10
Balance at the beginning of the year	4,907	7,254

Redemptions	(882)	(2,622)[3]

Foreign currency translation[2]	334	275	[3]

Balance at the end of the year	4,359	4,907

1  Represents equity attributable to non-controlling interests. Increases and offsetting decreases of equity attributable to non-controlling interests due to dividends are excluded from this table.   2  In 2011, foreign currency translation losses of CHF 121 million were offset by the positive impact from the derecognition of foreign currency translation losses of CHF 455 million related to the redemption of trust preferred securities.   3  Presentational changes with regards to the redemption of preferred securities have been made to comparatives since the Annual Report 2010. Redemptions was changed from negative CHF 1,529 million to negative CHF 2,622 million, while Foreign currency translation was changed from negative CHF 818 million to positive CHF 275 million. Refer to “Note 1 Basis of accounting” of our third quarter 2011 report for more information.

Financial information

Retained earnings[2]	Foreign currency translation[2]	Financial investments available-for-sale	Cash flow hedges	Total equity attributable to UBS shareholders	Non- controlling interests	Total equity
11,910	(6,604)	364	1,206	41,013	7,620	48,633

				27		27

				(1,574)		(1,574)

				1,960		1,960

				(43)		(43)

				(27)		(27)

				(104)		(104)

				(8)		(8)

				(113)		(113)

				0	(305)	(305)

				(52)		(52)

				0	(2,622)[3]	(2,622)

				(136)	6	(130)

				0	(264)	(264)

7,534	(909)	(607)	(143)	5,875	609 [3]	6,484

19,444	(7,513)	(243)	1,063	46,820	5,043	51,863

				0		0

				(2,455)		(2,455)

				1,949		1,949

				201		201

				10		10

				36		36

				9		9

				0		0

				0	(269)	(269)

				15		15

				0	(882)	(882)

				(5)	1	(4)

				0	(47)	(47)

4,233	706	495	1,537	6,970	560	7,531

23,677	(6,807)	252	2,600	53,551	4,406	57,956

Notes

Notes

Note 1 Basis of accounting

Our consolidated financial information (Financial information) is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and stated in Swiss francs (CHF).

In preparing the interim Financial information, the same accounting principles and methods of computation have been applied as in the financial statements on 31 December 2010 and for the year then ended, except for the changes set out below and in “Note 1 Basis of accounting’ in the “Financial information” section of our first, second and third quarter 2011 reports.

This interim Financial information is not fully in accordance with IAS 34 Interim Financial Reporting, as it does not include a statement of cash flows and certain explanatory notes, which will be included in the annual financial statements 2011 to be published on 15 March 2012. The interim Financial information is unaudited. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and results of operations for the interim periods have been made. This interim Financial information should be read in conjunction with the audited financial statements included in UBS’s Annual Report 2010.

Interests in consolidated investment funds

In the fourth quarter of 2011, UBS changed its accounting policy for investments in consolidated investment funds that are not considered equity instruments as defined in IAS 32. Effective this quarter, foreign currency gains and losses from translation of our investments in such funds are recorded in the income statement on the basis that the investment interests are financial liabilities of the consolidated investment fund. Up to and including the third quarter 2011, foreign currency translation gains and losses from these investments were presented in Foreign currency translation within Other comprehensive income on the basis that the investment interests represented a right to the residual assets and were therefore previously considered non-monetary items.

The revised accounting policy is considered more relevant as it better aligns the treatment of the foreign currency differences arising on the investments in the subsidiaries with the treatment of the investment interests.

This change in accounting policy was applied retrospectively, resulting in an adjustment to the opening balance sheet as of 1 January 2010. Foreign currency translation within Cumulative net income recognized directly in equity, net of tax was debited by CHF 159 million and Retained earnings was credited by CHF 159 million, with a corresponding impact on the statement of changes in equity. There was no impact on the reported net profit of 2010 and 2011.

Interests in non-consolidated investment funds

In connection with the above change in accounting policy, the classification of investments in non-consolidated funds in Note 10 Trading portfolio has been amended to align to the criteria in IAS 32 Financial instruments: presentation. The reclassification of these interests from equity instruments to debt instruments has no impact on UBS’s income statement and balance sheet. Prior periods in Note 10 have been restated accordingly.

IAS 32 Financial Instruments: Presentation and

IFRS 7 Financial Instruments: Disclosures1

In December 2011, the IASB amended the accounting requirements and disclosures related to offsetting financial assets and financial liabilities by issuing amendments to IAS 32 Financial Instruments: Presentation and IFRS 7 Financial Instruments: Disclosures.

The amendments to IAS 32 change current practice by requiring that, to achieve offsetting on the balance sheet, an arrangement must be legally enforceable in the event of default, bankruptcy or insolvency in addition to the normal course of business. Further, it must be demonstrated that the right of offset is reciprocal among all parties. The amendments also provide incremental guidance for determining when gross settlement systems effectively achieve the functional equivalent of net settlement.

Additionally, the IASB simultaneously issued disclosure requirements intended to enable users to assess the effect (or potential effect) of offsetting arrangements on a company’s financial position. The amendments to IFRS 7 Financial Instruments: Disclosures require that entities report both gross and net amounts associated with master netting agreements and similar arrangements, including the effects of financial collateral, whether or not presented net on the face of the balance sheet.

We are currently assessing the impact of the revised standards on our financial statements. The amendments to IAS 32 are effective for annual periods beginning on or after 1 January 2014. The amendments to IFRS 7 are effective for annual periods beginning on or after 1 January 2013.

IFRS 9 Financial Instruments1

In December 2011, the IASB issued amendments to IFRS 9 Financial Instruments that defer the mandatory effective date from 1 January 2013 to 1 January 2015. The amendments also provide relief from the requirement to restate comparative financial statements for the effect of applying IFRS 9. This relief was originally only available to companies that chose to apply IFRS 9 prior to 2012. Early application of IFRS 9 is still permitted. We are currently assessing the impact of the new standard on our financial statements.

1 These standards and interpretations relevant to UBS have been issued in the fourth quarter of 2011.

Financial information

Note 2 Segment reporting

Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are reflected in the performance of each segment. Revenue-sharing agreements are used to allocate external client revenues to a segment and cost-allocation agreements are used to allocate shared costs between the segments.

	Wealth Management & Swiss Bank		Wealth Management Americas	Global Asset Management	Investment Bank	Corporate Center[1]	UBS
CHF million	Wealth Management	Retail & Corporate

For the year ended 31 December 2011

Net interest income	1,968	2,328	729	(15)	1,933	(117)	6,826

Non-interest income	5,666	1,858	4,526	1,817	7,263	20	21,151

Income[2]	7,634	4,186	5,255	1,803	9,196	(97)	27,977

Credit loss (expense) / recovery	11	(101)	(6)	0	12	(1)	(84)

Total operating income	7,645	4,085	5,250	1,803	9,207	(97)	27,893

Personnel expenses	3,258	1,666	3,825	955	5,818	71	15,593

General and administrative expenses	1,192	834	783	375	2,637	139	5,959

Services (to) / from other business divisions	318	(470)	(9)	(1)	161	3	0

Depreciation of property and equipment	165	136	99	38	254	70	761

Amortization of intangible assets	37	0	48	8	34	0	127

Total operating expenses	4,969	2,166	4,745	1,375	8,903	283	22,441

Performance from continuing operations before tax	2,676	1,919	504	428	304	(380)	5,453

Performance from discontinued operations before tax						0	0

Performance before tax	2,676	1,919	504	428	304	(380)	5,453

Tax expense / (benefit) on continuing operations							952

Tax expense / (benefit) on discontinued operations							0

Net profit							4,501

As of 31 December 2011
Total assets3, [4]	100,598	148,697	54,150	15,352	1,073,757	26,759	1,419,313

1  Certain cost allocations to the business divisions are based on periodically agreed flat fees charged to the business divisions on a monthly basis. This could lead to a difference between actually incurred Corporate Center costs and charges to the business divisions.   2  The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.   3  The segment assets are based on a third-party view and this basis is in line with the internal reporting to management, i.e. the amounts do not include inter-company balances.   4  On 30 December 2011, an agreement was reached to transfer the legacy portfolio from the Investment Bank to Corporate Center. The legacy portfolio will be presented as a reportable segment within Corporate Center beginning in the first quarter of 2012, when all necessary internal reporting changes have been put into place.

Notes

Note 2 Segment reporting (continued)

	Wealth Management & Swiss Bank		Wealth Management Americas	Global Asset Management	Investment Bank	Corporate Center[1]	UBS
CHF million	Wealth Management	Retail & Corporate

For the year ended 31 December 2010

Net interest income	1,737	2,422	695	(17)	2,235	(858)	6,215

Non-interest income	5,608	1,524	4,870	2,075	9,775	1,993	25,845

Income[2]	7,345	3,946	5,565	2,058	12,010	1,135	32,060

Credit loss (expense) / recovery	11	(76)	(1)	0	0	0	(66)

Total operating income	7,356	3,870	5,564	2,058	12,010	1,135	31,994

Personnel expenses	3,153	1,625	4,225	1,096	6,743	78	16,920

General and administrative expenses	1,264	836	1,223	400	2,693	168	6,585

Services (to) / from other business units	449	(509)	(6)	(5)	64	8	0

Depreciation of property and equipment	163	146	198	43	278	89	918

Amortization of intangible assets	19	0	55	8	34	0	117

Total operating expenses	5,049	2,098	5,694	1,542	9,813	343	24,539

Performance from continuing operations before tax	2,308	1,772	(130)	516	2,197	793	7,455

Performance from discontinued operations before tax						2	2

Performance before tax	2,308	1,772	(130)	516	2,197	795	7,457

Tax expense / (benefit) on continuing operations							(381)

Tax expense / (benefit) on discontinued operations							0

Net profit							7,838

As of 31 December 2010

Total assets[3]	94,056	153,101	50,071	15,894	966,945	37,180	1,317,247

1  Certain cost allocations to the business divisions are based on periodically agreed flat fees charged to the business divisions on a monthly basis. This could lead to a difference between actually incurred Corporate Center costs and charges to the business divisions.   2  The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.   3  The segment assets are based on a third-party view and this basis is in line with the internal reporting to management, i.e. the amounts do not include inter-company balances.

Financial information

Note 3 Net interest and trading income

The “Breakdown by businesses” table below analyzes net interest and trading income according to the businesses that drive it: Net income from trading businesses includes both interest and trading income generated by the Investment Bank, including its lending activities, and trading income generated by the other business divisions. Net income from interest margin businesses comprises interest income from the loan portfolios of Wealth Management & Swiss Bank and Wealth Management Americas. Net income from treasury activities and other reflects all income from the Group’s centralized treasury function.

	For the quarter ended			% change from		Year ended
CHF million	31.12.11	30.9.11	31.12.10	3Q11	4Q10	31.12.11	31.12.10

Net interest and trading income

Net interest income	1,745	1,861	1,703	(6)	2	6,826	6,215

Net trading income	610	(28)	785		(22)	4,510	7,471

Total net interest and trading income	2,355	1,833	2,488	28	(5)	11,336	13,686

Breakdown by businesses

Net income from trading businesses[1]	1,185	633	987	87	20	6,131	7,508

Net income from interest margin businesses	1,217	1,257	1,189	(3)	2	4,874	4,624

Net income from treasury activities and other	(48)	(57)	311	(16)		332	1,554

Total net interest and trading income	2,355	1,833	2,488	28	(5)	11,336	13,686

Net interest income

Interest income

Interest earned on loans and advances[2]	2,549	2,409	2,492	6	2	9,925	10,603

Interest earned on securities borrowed and reverse repurchase agreements	416	445	393	(7)	6	1,716	1,436

Interest and dividend income from trading portfolio	990	1,275	1,453	(22)	(32)	5,466	6,015

Interest income on financial assets designated at fair value	91	50	72	82	26	248	262

Interest and dividend income from financial investments available-for-sale	93	193	182	(52)	(49)	615	557

Total	4,139	4,372	4,591	(5)	(10)	17,969	18,872

Interest expense

Interest on amounts due to banks and customers[3]	533	510	469	5	14	2,040	1,984

Interest on securities lent and repurchase agreements	317	327	323	(3)	(2)	1,352	1,282

Interest and dividend expense from trading portfolio	291	561	698	(48)	(58)	2,851	3,794

Interest on financial liabilities designated at fair value	501	423	593	18	(16)	1,993	2,392

Interest on debt issued	752	691	805	9	(7)	2,907	3,206

Total	2,395	2,512	2,888	(5)	(17)	11,143	12,657

Net interest income	1,745	1,861	1,703	(6)	2	6,826	6,215

1  Includes lending activities of the Investment Bank.   2  Includes interest income on Cash collateral receivables on derivative instruments.   3  Includes interest expense on Cash collateral payables on derivative instruments.

Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.

Notes

Note 3 Net interest and trading income (continued)

	For the quarter ended			% change from		Year ended
CHF million	31.12.11	30.9.11	31.12.10	3Q11	4Q10	31.12.11	31.12.10

Net trading income[1]

Investment Bank equities	340	(1,274)	335		1	601	2,356

Investment Bank fixed income, currencies and commodities	(8)	925	(144)		(94)	2,350	2,000

Other business divisions	279	321	593	(13)	(53)	1,559	3,115

Net trading income	610	(28)	785		(22)	4,510	7,471

of which: net gains/(losses) from financial liabilities designated at fair value[2]	(1,198)	8,252	(1,669)		(28)	7,437	(1,001)

1  Refer to the table “Net interest and trading income” on the previous page for the Net income from trading businesses (for an explanation, refer to the corresponding introductory comment).   2  Financial liabilities designated at fair value are to a large extent economically hedged with derivatives and other instruments whose change in fair value is also reported in Net trading income. For more information on own credit refer to “Note 11b Own credit on financial liabilities designated at fair value”. The fourth quarter 2011 net gains / (losses) from financial liabilities designated at fair value include a CHF 0.3 billion net loss in Investment Bank equities related to prior periods. This is broadly offset by a credit to other trading income, also in Investment Bank equities.

Net trading income in the fourth quarter of 2011 included a gain of CHF 86 million from credit valuation adjustments for monoline credit protection reflected in the Investment Bank’s fixed income, currencies and commodities business, compared with a CHF 397 million loss in the third quarter of 2011 and a CHF 212 million gain in the fourth quarter of 2010.

è	Refer to the “Risk management and control” section of this report for more information on exposure to monolines

Net trading income in the fourth quarter of 2011 included a loss of CHF 129 million from the valuation of our option to acquire the SNB StabFund’s equity reflected in other business divisions, compared with a CHF 209 million loss in the third quarter of 2011 and a CHF 153 million gain in the fourth quarter of 2010.

è	Refer to the “Risk management and control” section of this report for more information on the valuation of our option to acquire the SNB StabFund’s equity

Net trading income in the third quarter of 2011 included a loss of CHF 1,849 million due to the unauthorized trading incident reflected in Investment Bank equities.

Financial information

Note 4 Net fee and commission income

	For the quarter ended			% change from		Year ended
CHF million	31.12.11	30.9.11	31.12.10	3Q11	4Q10	31.12.11	31.12.10
Equity underwriting fees	129	110	477	17	(73)	626	1,157

Debt underwriting fees	100	113	164	(12)	(39)	537	755

Total underwriting fees	230	223	642	3	(64)	1,163	1,912

M&A and corporate finance fees	262	214	265	22	(1)	992	857

Brokerage fees	837	1,058	1,187	(21)	(29)	4,169	4,930

Investment fund fees	825	814	957	1	(14)	3,532	3,898

Portfolio management and advisory fees	1,372	1,330	1,486	3	(8)	5,551	5,959

Insurance-related and other fees	85	86	88	(1)	(3)	368	361

Total securities trading and investment activity fees	3,610	3,725	4,626	(3)	(22)	15,775	17,918

Credit-related fees and commissions	118	94	115	26	3	438	448

Commission income from other services	219	198	213	11	3	827	850

Total fee and commission income	3,947	4,018	4,953	(2)	(20)	17,040	19,216

Brokerage fees paid	202	239	266	(15)	(24)	933	1,093

Other	247	222	243	11	2	933	964

Total fee and commission expense	449	461	509	(3)	(12)	1,866	2,057

Net fee and commission income	3,498	3,557	4,444	(2)	(21)	15,174	17,160

of which: net brokerage fees	635	818	921	(22)	(31)	3,236	3,837

Note 5 Other income

	For the quarter ended			% change from		Year ended
CHF million	31.12.11	30.9.11	31.12.10	3Q11	4Q10	31.12.11	31.12.10
Associates and subsidiaries

Net gains / (losses) from disposals of consolidated subsidiaries[1]	3	0	(3)			(18)	(7)

Net gains / (losses) from disposals of investments in associates	7	0	78		(91)	20	256

Share of net profits of associates	12	8	12	50	0	42	81

Total	22	8	87	175	(75)	44	331

Financial investments available-for-sale

Net gains / (losses) from disposals	60	786	56	(92)	7	926	204

Impairment charges	(3)	(32)	(8)	(91)	(63)	(39)	(72)

Total	58	754	48	(92)	21	887	132

Net income from properties[2]	8	8	12	0	(33)	38	53

Net gains / (losses) from investment properties[3]	3	1	3	200	0	9	8

Other[4]	37	340	223	(89)	(83)	490	690

Total other income	128	1,111	373	(88)	(66)	1,467	1,214

1  Includes foreign exchange gains / losses reclassified from equity upon disposal or deconsolidation of subsidiaries.   2  Includes net rent received from third parties and net operating expenses.   3  Includes unrealized and realized gains / losses from investment properties at fair value and foreclosed assets.   4  Includes net gains / losses from disposals of loans and receivables and own-used property.

In the fourth quarter of 2011, the line Other included gains of CHF 19 million from disposals of loans and receivables, including sales of student loan auction rate securities, compared with CHF 245 million in the third quarter. The third quarter gains were mainly due to the sale of collateralized loan obligations, which were largely offset by related hedge termination losses recorded in Net trading income.

Net gains from disposals of Financial investments available-for-sale in the third quarter of 2011 included a gain of CHF 722 million on the sale of our strategic investment portfolio.

Notes

Note 6 Personnel expenses

	For the quarter ended			% change from		Year ended
CHF million	31.12.11	30.9.11	31.12.10	3Q11	4Q10	31.12.11	31.12.10
Salaries and variable compensation[1]	2,249	2,566	2,487	(12)	(10)	10,582	11,345

Contractors	48	55	68	(13)	(29)	217	232

Social security	165	154	204	7	(19)	745	826

Pension and other post-employment benefit plans	209	210	182	0	15	788	724

Wealth Management Americas: Financial advisor compensation[2]	651	607	658	7	(1)	2,503	2,667

Other personnel expenses[1]	181	166	178	9	2	758	1,127

Total personnel expenses[3]	3,503	3,758	3,777	(7)	(7)	15,593	16,920

1  In the fourth quarter of 2011, we reclassified the costs related to our voluntary employee share ownership plan (Equity Plus) from Salaries and variable compensation to Other personnel expenses. Prior periods were adjusted for this change. As a result, Other personnel expenses were increased by CHF 7 million, CHF 15 million and CHF 80 million for the third quarter of 2011, the fourth quarter of 2010 and the year ended 31 December 2010, respectively, with a corresponding decrease in Salaries and variable compensation.   2  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure and other variables. It also includes costs related to compensation commitments and advances granted to financial advisors at the time of recruitment, which are subject to vesting requirements.   3  The fourth quarter of 2011 includes restructuring charges of CHF 9 million associated with our cost reduction program (3Q11: CHF 253 million). Refer to “Note 15 Changes in organization” for more information.

Note 7 General and administrative expenses

	For the quarter ended			% change from		Year ended
CHF million	31.12.11	30.9.11	31.12.10	3Q11	4Q10	31.12.11	31.12.10
Occupancy	267	251	290	6	(8)	1,059	1,252

Rent and maintenance of IT and other equipment	111	98	147	13	(24)	429	555

Telecommunications and postage	161	140	154	15	5	616	664

Administration[1]	254	117	200	117	27	631	669

Marketing and public relations	124	104	122	19	2	393	339

Travel and entertainment	127	107	134	19	(5)	470	466

Professional fees	264	193	232	37	14	822	754

Outsourcing of IT and other services	298	270	334	10	(11)	1,151	1,078

Litigation and regulatory matters[2]	28	46	270	(39)	(90)	266	631

Other[3]	18	84	11	(79)	64	122	175

Total general and administrative expenses	1,652	1,411	1,894	17	(13)	5,959	6,585

1  The fourth quarter of 2011 includes a charge of CHF 109 million related to the UK bank levy.   2  Reflects the net increase / release of provisions for Litigation and regulatory matters recognized in the income statement and recoveries from third parties.   3  The fourth quarter of 2011 includes real estate related restructuring charges of CHF 3 million associated with our cost reduction program (3Q11: CHF 111 million). Refer to “Note 15 Changes in organization” for more information.

Financial information

Note 8 Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			% change from		Year ended
	31.12.11	30.9.11	31.12.10	3Q11	4Q10	31.12.11	31.12.10

Basic earnings (CHF million)

Net profit attributable to UBS shareholders	393	1,018	1,663	(61)	(76)	4,233	7,534

from continuing operations	393	1,018	1,663	(61)	(76)	4,232	7,533

from discontinued operations	0	0	0			0	1

Diluted earnings (CHF million)

Net profit attributable to UBS shareholders	393	1,018	1,663	(61)	(76)	4,233	7,534

Less: (profit) / loss on equity derivative contracts	(1)	(5)	(3)	(80)	(67)	(3)	(2)

Net profit attributable to UBS shareholders for diluted EPS	392	1,013	1,660	(61)	(76)	4,230	7,532

from continuing operations	392	1,013	1,660	(61)	(76)	4,229	7,531

from discontinued operations	0	0	0			0	1

Weighted average shares outstanding

Weighted average shares outstanding for basic EPS	3,746,558,486	3,759,881,515	3,794,872,701	0	(1)	3,774,036,437	3,789,732,938

Potentially dilutive ordinary shares resulting from unvested exchangeable shares, in-the-money options and warrants outstanding[1]	53,577,481	55,522,658	54,855,259	(4)	(2)	61,259,378	48,599,111

Weighted average shares outstanding for diluted EPS	3,800,135,967	3,815,404,173	3,849,727,960	0	(1)	3,835,295,815	3,838,332,049

Earnings per share (CHF)

Basic	0.10	0.27	0.44	(63)	(77)	1.12	1.99

from continuing operations	0.10	0.27	0.44	(63)	(77)	1.12	1.99

from discontinued operations	0.00	0.00	0.00			0.00	0.00

Diluted	0.10	0.27	0.43	(63)	(77)	1.10	1.96

from continuing operations	0.10	0.27	0.43	(63)	(77)	1.10	1.96

from discontinued operations	0.00	0.00	0.00			0.00	0.00

Shares outstanding

Ordinary shares issued	3,832,121,899	3,832,081,010	3,830,840,513	0	0

Treasury shares	84,955,551	91,265,502	38,892,031	(7)	118

Shares outstanding	3,747,166,348	3,740,815,508	3,791,948,482	0	(1)

Exchangeable shares	509,243	516,527	580,261	(1)	(12)

Shares outstanding for EPS	3,747,675,591	3,741,332,035	3,792,528,743	0	(1)

1  Total equivalent shares outstanding on out-of-the-money options that were not dilutive for the respective periods but could potentially dilute earnings per share in the future were 252,516,489; 285,849,194 and 241,740,330 for the quarters ended 31 December 2011, 30 September 2011 and 31 December 2010, respectively, and 244,151,646 and 241,320,185 for the years ended 31 December 2011 and 31 December 2010, respectively. An additional 100 million ordinary shares (“contingent share issue”) related to the SNB transaction were not dilutive for any periods presented, but could potentially dilute earnings per share in the future.

Notes

Note 9 Income taxes

We recorded a net income tax expense in the income statement of CHF 189 million. This includes tax expenses of CHF 99 million with respect to the amortization of deferred tax assets previously recognized in relation to Swiss tax losses carried forward to offset taxable profits for the quarter. It also includes expenses of CHF 61 million reflecting a further writedown of deferred tax assets for Swiss tax losses incurred in previous years, following the third quarter re-measurement made for interim reporting purposes. In addition, it includes tax expenses of CHF 41 million relating to the downward re-measurement of deferred tax assets for Japan, following a change in statutory tax rates and loss offset rules, and other tax expenses of CHF 105 million with respect to the taxable profits of Group entities. These tax expenses were partly offset by a tax benefit of CHF 117 million arising from the write-up of deferred tax assets for US tax losses incurred in previous years, following the abovementioned third quarter re-measurement.

In addition, a tax charge of CHF 189 million was recorded directly in equity. This mainly reflects a reduction in Swiss deferred tax assets of CHF 98 million as losses were offset against profits of an equity nature in the quarter (mainly foreign currency translation profits) and also an increase in a Swiss deferred tax liability for cash flow hedges of CHF 78 million in relation to fair value gains in the period.

Note 10 Trading portfolio

CHF million	31.12.11	30.9.11	31.12.10

Trading portfolio assets

Debt instruments

Government and government agencies	62,118	84,866	83,952

Banks	10,597	12,502	14,711

Corporates and other[1]	36,330	40,653	48,818

Total debt instruments[1]	109,045	138,021	147,481

Equity instruments[1]	37,400	34,733	44,335

Financial assets for unit-linked investment contracts	16,376	16,076	18,056

Financial assets held for trading	162,821	188,830	209,873

Precious metals and other commodities	18,704	17,001	18,942

Total trading portfolio assets	181,525	205,830	228,815

Trading portfolio liabilities

Debt instruments

Government and government agencies	18,913	25,330	29,628

Banks	1,913	2,468	3,107

Corporates and other[1]	4,716	5,596	5,474

Total debt instruments[1]	25,542	33,394	38,209

Equity instruments[1]	13,937	14,919	16,765

Total trading portfolio liabilities	39,480	48,313	54,975

1  Effective from fourth quarter 2011, investment fund units have been classified as Corporates and other debt instruments; previously these investment fund units were classified as equity instruments. Comparative periods have been adjusted accordingly; refer to “Note 1 Basis of accounting” for more information.

Financial information

Note 11 Fair value of financial instruments

a) Fair value hierarchy

All financial instruments at fair value are categorized into one of three fair value hierarchy levels at quarter end, based upon the lowest level input that is significant to the product’s fair value measurement in its entirety:

–	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;
–	Level 2 – valuation techniques for which all significant inputs are market observable, either directly or indirectly; and
–	Level 3 – valuation techniques which include significant inputs that are not based on observable market data.

Determination of fair values from quoted market prices or valuation techniques[1]
	31.12.11				30.9.11
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets held for trading[2]	66.2	49.4	7.3	122.9	65.2	54.1	8.2	127.4

Financial assets held for trading pledged as collateral	33.2	6.2	0.5	39.9	49.7	11.3	0.3	61.4

Positive replacement values	3.4	469.2	14.1	486.8	4.4	519.6	13.4	537.3

Financial assets designated at fair value	0.7	6.9	2.7	10.3	0.7	7.0	1.8	9.5

Financial investments available-for-sale	34.8	17.7	0.6	53.2	26.2	15.5	0.8	42.4

Total assets	138.4	549.5	25.2	713.1	146.1	607.4	24.5	778.1

Trading portfolio liabilities	30.4	8.4	0.6	39.5	36.5	11.6	0.3	48.3

Negative replacement values	3.5	459.1	10.8	473.4	4.3	513.2	10.7	528.2

Financial liabilities designated at fair value	0.0	76.9	12.1	89.0	0.0	74.7	9.7	84.5

Other liabilities – amounts due under unit-linked investment contracts		16.4		16.4		16.1		16.1

Total liabilities	34.0	560.8	23.5	618.2	40.8	615.6	20.8	677.1

1  Bifurcated embedded derivatives, which are presented on the same balance sheet lines as their host contracts, are excluded from this table. As of 31 December 2011, net bifurcated embedded derivative assets held at fair value, totaling CHF 1.0 billion (of which CHF 0.8 billion were net level 3 assets and CHF 0.2 billion net level 2 assets) were recognized on our balance sheet within Debt issued. As of 30 September 2011, net bifurcated embedded derivative assets held at fair value, totaling CHF 0.5 billion (of which CHF 0.9 billion were net level 3 assets and CHF 0.4 billion net level 2 liabilities) were recognized on our balance sheet within Debt issued.   2  Financial assets held for trading do not include precious metals and commodities.

b) Valuation information

Own credit on financial liabilities designated at fair value

Own credit changes are calculated based on a funds transfer price (FTP) curve, which provides a single level of discounting for uncollateralized funded instruments within UBS. The FTP curve is used to value uncollateralized and partially uncollateralized funding transactions designated at fair value, and for relevant tenors is set by reference to the level at which UBS medium term notes (MTN) are priced. The FTP curve spread is considered to be representative of the credit risk which reflects the premium that market participants require to purchase UBS MTN.

Amounts for the quarter represent the change during the quarter, and life-to-date amounts reflect the cumulative change since initial recognition. The change in own credit for the period can be analyzed in two components: (i) changes in fair value that are attributable to the change in our credit spreads during the period, and (ii) the effect of “volume changes”, which is the change in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay, changes in the interest rates and changes in the value of reference instruments issued by third parties. The own credit amounts are also impacted by foreign currency movements.

An own credit loss on financial liabilities designated at fair value of CHF 71 million was recorded in the fourth quarter of 2011, of which CHF 44 million related to the correction of prior period errors.

Own credit on financial liabilities designated at fair value
	As of or for the quarter ended			Year ended
CHF million	31.12.11	30.9.11	31.12.10	31.12.11	31.12.10
Total gain / (loss) for the period ended	(71)	1,765	(509)	1,537	(548)

of which: credit spread related only	24	1,591	(386)	1,526	(471)

Life-to-date gain	1,934	1,985	237

Notes

Note 11 Fair value of financial instruments (continued)

c) Deferred day 1 profit or loss

The table reflects the activity in deferred profit or loss for financial instruments for which fair value is determined using valuation models where not all significant inputs are market observable. Such financial instruments are initially recognized at their transaction price, even if the values obtained from the relevant valuation model on day 1 differ. Day 1 reserves are released and profit is recorded in trading profit or loss as either the underlying parameters become observable, the transaction is closed out or by an appropriate amortization methodology. The table shows the aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance (movement of deferred day 1 profit or loss).

	For the quarter ended
CHF million	31.12.11	30.9.11	31.12.10
Balance at the beginning of the period	464	505	543

Deferred profit / (loss) on new transactions	31	43	101

Recognized (profit) / loss in the income statement	(81)	(111)	(51)

Foreign currency translation	19	27	(28)

Balance at the end of the period	433	464	565

Financial information

Note 12 Reclassification of financial assets

In 2008 and the first quarter of 2009, financial assets with fair values on their reclassification dates of CHF 26 billion and CHF 0.6 billion, respectively, were reclassified from “Trading portfolio assets” to “Loans”. The table below shows the carrying values and fair values of these financial assets.

Trading portfolio assets reclassified to loans
CHF billion	31.12.11	30.9.11	31.12.10
Carrying value	5.3	6.1	11.9

Fair value	4.9	5.9	12.1

Pro forma fair value gain / (loss)	(0.4)	(0.2)	0.2

In the fourth quarter of 2011, carrying values and pro-forma fair values decreased by CHF 0.8 billion and CHF 1.0 billion respectively, mainly due to sales.

The table below provides notional values, fair values, and carrying values by product category, as well as the ratio of carrying value to notional value.

Reclassified assets
	31.12.11
CHF billion	Notional value	Fair value	Carrying value	Ratio of carrying to notional value
US student loan and municipal auction rate securities	3.3	2.7	3.0	92%

Monoline-protected assets	1.4	1.1	1.2	85%

Leveraged finance	0.5	0.4	0.4	78%

US reference-linked notes	0.3	0.2	0.2	69%

Other assets	0.6	0.5	0.5	83%

Total (excluding CMBS interest-only strips)	5.9	4.8	5.2	88%

CMBS interest-only strips		0.1	0.1

Total reclassified assets	5.9	4.9	5.3

Reclassified financial assets impacted our income statement as presented in the table below.

Contribution of the reclassified assets to the income statement
	For the quarter ended		Year ended
CHF million	31.12.11	30.9.11	31.12.11
Net interest income	57	67	381

Credit loss (expense) / recovery	2	9	36

Other income[1]	15	241	306

Impact on operating profit before tax	74	318	723

1  Includes net gains on the disposal of reclassified assets.

Notes

Note 13 Other assets and liabilities

CHF million	31.12.11	30.9.11	31.12.10

Other assets

Prime brokerage receivables	6,103	8,561	16,395

Deferred pension expenses	3,300	3,279	3,174

Other	3,062	3,259	3,112

Total other assets	12,465	15,100	22,681

Other liabilities

Prime brokerage payables	36,746	37,769	36,383

Amounts due under unit-linked investment contracts	16,481	16,216	18,125

Current and deferred tax liabilities	584	630	847

Provisions	1,616	1,766	1,704

Other	6,312	7,086	6,661

Total other liabilities	61,739	63,466	63,719

Note 14 Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks[1]	Litigation and regulatory matters[2]	Restructuring	Contingent claims	Other[3]	Total provisions
Balance at 30 June 2011	59	530	197	97	600	1,483

Increase in provisions recognized in the income statement	13	74	369	0	7	464

Release of provisions recognized in the income statement	(2)	(24)	(2)	(3)	(68)	(99)

Provisions used in conformity with designated purpose	(12)	(115)	(16)	(5)	(18)	(167)

Foreign currency translation / Unwind of discount	2	50	14	4	13	84

Balance at 30 September 2011	60	515	562	94	534	1,766

Additions from acquired companies	0	0	0	0	2	2

Increase in provisions recognized in the income statement	17	79	22	0	30	149

Release of provisions recognized in the income statement	(2)	(31)	(22)	(0)	(25)	(81)

Provisions used in conformity with designated purpose	(21)	(116)	(63)	(0)	(29)	(229)

Reclassifications	0	0	(49)[4]	(3)	0	(52)

Foreign currency translation / Unwind of discount	3	26	17	2	14	62

Balance at 31 December 2011	58	472	467	93	525	1,616

1  Includes provisions for litigation resulting from security risks and transaction processing risks.   2  Includes litigation resulting from legal, liability and compliance risks. Additionally, includes a provision established in connection with demands for repurchase of US mortgage loans sold or securitized by UBS as described in section c) of this note.   3  Includes reinstatement costs for leasehold improvements, provisions for onerous lease contracts and provisions for employee benefits (service anniversaries and sabbatical leave).   4  Reflects a reclassification to share premium related to share-based compensation.

Financial information

Note 14 Provisions and contingent liabilities (continued)

b) Litigation and regulatory matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, UBS (which for purposes of this note may refer to UBS AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations. Such cases are subject to many uncertainties, and the outcome is often difficult to predict, including the impact on operations or on the financial statements, particularly in the earlier stages of a case. In certain circumstances, to avoid the expense and distraction of legal proceedings, UBS may, based on a cost-benefit analysis, enter into a settlement even though denying any wrongdoing. The Group makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reliably estimated.

Certain potentially significant legal proceedings or threatened proceedings as of 31 December 2011 are described below. In some cases we provide the amount of damages claimed, the size of a transaction or other information in order to assist investors in considering the magnitude of any potential exposure. We are unable to provide an estimate of the possible financial effect of particular claims or proceedings (where the possibility of an outflow is more than remote) beyond the level of current reserves established. Doing so would require us to provide speculative legal assessments as to claims and proceedings which involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. In many cases a combination of these factors impedes our ability to estimate the financial effect of contingent liabilities. We also believe that such estimates could seriously prejudice our position in these matters.

1. Municipal bonds

On 4 May 2011, UBS announced a USD 140.3 million settlement with the US Securities and Exchange Commission (SEC), the Antitrust Division of the US Department of Justice (DOJ), the Internal Revenue Service (IRS) and a group of state attorneys general relating to the investment of proceeds of municipal bond issuances and associated derivative transactions. The settlement resolves the investigations by those regulators which had commenced in November 2006. Several related putative class actions, which were filed in Federal District Courts against UBS and numerous other firms, remain pending. However, approximately USD 63 million of the regulatory settlement will be made available to potential claimants through a settlement fund, and payments made through the fund should reduce the total monetary amount at issue in the class actions for UBS. In December 2010, three former UBS employees were indicted in connection with the Federal criminal antitrust investigation; those individual matters also remain pending.

2. Auction rate securities

In late 2008, UBS entered into settlements with the SEC, the New York Attorney General (NYAG) and the Massachusetts Securities Division whereby UBS agreed to offer to buy back Auction Rate Securities (ARS) from eligible customers, and to pay penalties of USD 150 million (USD 75 million to the NYAG and USD 75 million to the other states). UBS has since settled with the majority of states and is finalizing settlements with the rest. The settlements resolved investigations following the industry-wide disruption in the markets for ARS and related auction failures beginning in mid-February 2008. The SEC continues to investigate individuals affiliated with UBS regarding the trading in ARS and disclosures. UBS was also named in several putative class actions and is the subject of other pending arbitration and litigation claims by investors and issuers relating to ARS, including a pending consequential damages claim by a former customer for damages of USD 76 million and a claim asserted by an issuer under state common law and a state racketeering statute seeking approximately USD 40 million in compensatory damages, plus exemplary and treble damages.

3. Inquiries regarding cross-border wealth management businesses

Following the disclosure and the settlement of the US cross-border matter, tax and regulatory authorities in a number of countries have made inquiries and served requests for information located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. UBS is cooperating with these requests within the limits of financial privacy obligations under Swiss and other applicable laws.

4. Matters related to the credit crisis

UBS is responding to a number of governmental inquiries and investigations and is involved in a number of litigations, arbitrations and disputes related to the credit crisis and in particular mortgage-related securities and other structured transactions and derivatives. In particular, the SEC is investigating UBS’s valuation of super senior tranches of collateralized debt obligations (CDO) during the third quarter of 2007, UBS’s structuring and underwriting of certain CDOs during the first and second quarters of 2007, and UBS’s reclassification of financial assets pursuant to amendments to IAS 39 during the fourth quarter of 2008. UBS has provided documents and testimony to the SEC and is continuing to cooperate with the SEC in its investigations. UBS has also communicated with and has responded to other inquiries by various governmental and regulatory authorities, including the Swiss Financial Market Supervisory Authority (FINMA), the UK Financial Services Authority (FSA), the SEC, the US Financial Industry Regulatory Authority (FINRA), the Financial Crisis Inquiry Commission (FCIC), the New York Attorney General, and the US Department

79

Notes

Note 14 Provisions and contingent liabilities (continued)

of Justice, concerning various matters related to the credit crisis. These matters concern, among other things, UBS’s (i) disclosures and writedowns, (ii) interactions with rating agencies, (iii) risk control, valuation, structuring and marketing of mortgage-related instruments, and (iv) role as underwriter in securities offerings for other issuers.

5. Lehman principal protection notes

From March 2007 through September 2008, UBS Financial Services Inc. (UBSFS) sold approximately USD 1 billion face amount of structured notes issued by Lehman Brothers Holdings Inc. (Lehman), a majority of which were referred to as “principal protection notes,” reflecting the fact that while the notes’ return was in some manner linked to market indices or other measures, some or all of the investor’s principal was an unconditional obligation of Lehman as issuer of the notes. UBSFS has been named along with other defendants in a putative class action alleging materially misleading statements and omissions in the prospectuses relating to these notes and asserting claims under US securities laws. UBSFS has also been named in numerous individual civil suits and customer arbitrations (some of which have resulted in settlements or adverse judgments), was named in a proceeding brought by the New Hampshire Bureau of Securities which was settled for USD 1 million, and is responding to investigations by other state regulators relating to the sale of these notes to UBSFS’s customers. The customer litigations and regulatory investigations relate primarily to whether UBSFS adequately disclosed the risks of these notes to its customers. In April 2011, UBSFS entered into a settlement with FINRA related to the sale of these notes, pursuant to which UBSFS agreed to pay a USD 2.5 million fine and approximately USD 8.25 million in restitution and interest to a limited number of investors in the US.

6. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through about 2007, UBS was a substantial underwriter and issuer of US residential mortgage-backed securities (RMBS). UBS has been named as a defendant relating to its role as underwriter and issuer of RMBS in a large number of lawsuits relating to approximately USD 45 billion in original face amount of RMBS underwritten or issued by UBS. Many of the lawsuits are in their early stages, and have not advanced beyond the motion to dismiss phase; others are in varying stages of discovery. Of the original face amount of RMBS at issue in these cases, approximately USD 9 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-sponsored RMBS). The remaining USD 36 billion of RMBS to which these cases relate was issued by third parties in securitiza-tions in which UBS acted as underwriter (third-party RMBS). In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS.

These lawsuits include an action brought by the Federal Housing Finance Authority (FHFA), as conservator for the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation (collectively, the GSEs) in connection with the GSEs’ investments in USD 4.5 billion in original face amount of UBS-Sponsored RMBS and USD 1.8 billion in original face amount of Third-Party RMBS. These suits, which were initially filed in July 2011 and then amended in September 2011, assert claims for damages and rescission under federal and state securities laws and state common law and allege losses of approximately USD 1.2 billion. The FHFA also filed suits in September 2011 against UBS and other financial institutions relating to their role as underwriter of third-party RMBS purchased by the GSEs asserting claims under various legal theories, including violations of the federal and state securities laws and state common law. Additionally, UBS is named as a defendant in three lawsuits brought by insurers of RMBS seeking recovery of insurance paid to RMBS investors. These insurers allege that UBS and other RMBS underwriters aided and abetted misrepresentations and fraud by RMBS issuers, and claim equitable and contractual subrogation rights.

On 29 September 2011 a federal court in New Jersey dismissed on statute of limitation grounds a putative class action lawsuit that asserted violations of the federal securities laws against various UBS entities, among others, in connection with USD 2.6 billion in original face amount of UBS-Sponsored RMBS. The plaintiff filed an amended complaint on 31 October 2011 which UBS has again moved to dismiss on statute of limitation grounds, among others.

As described below under “c) Other contingent liabilities”, UBS has also received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust.

    On 2 February 2012, Assured Guaranty Municipal Corp. (Assured Guaranty), a financial guaranty insurance company, filed suit against UBS Real Estate Securities Inc. (RESI) in New York State Court asserting claims for breach of contract and declaratory relief based on RESI’s alleged failure to repurchase allegedly defective mortgage loans with an original principal balance of at least USD 997 million that serve as collateral for UBS-sponsored RMBS insured by Assured Guaranty. Assured Guaranty also claims that RESI breached representations and warranties concerning the mortgage loans and breached certain obligations under commitment letters. Assured Guaranty seeks unspecified damages that include payments on current and future claims made under Assured Guaranty insurance policies totaling approximately USD 308 million to date, compensatory and consequential losses, fees, expenses and pre-judgment interest.

7. Claims related to UBS disclosure

A putative consolidated class action has been filed in the United States District Court for the Southern District of New York against

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Financial information

Note 14 Provisions and contingent liabilities (continued)

UBS, a number of current and former directors and senior officers and certain banks that underwrote UBS’s May 2008 Rights Offering (including UBS Securities LLC) alleging violation of the US securities laws in connection with UBS’s disclosures relating to UBS’s positions and losses in mortgage-related securities, UBS’s positions and losses in auction rate securities, and UBS’s US cross-border business. In September 2011, the court dismissed all claims based on purchases or sales of UBS ordinary shares made outside of the US. On 15 December 2011, Defendants moved to dismiss the claims based on purchases or sales of UBS ordinary shares made in the US for failure to state a claim. UBS, a number of senior officers and employees and various UBS committees have also been sued in a putative consolidated class action for breach of fiduciary duties brought on behalf of current and former participants in two UBS Employee Retirement Income Security Act (ERISA) retirement plans in which there were purchases of UBS stock. In March 2011, the court dismissed the ERISA complaint. The plaintiffs have sought leave to file an amended complaint.

8. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including FINMA and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established under offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. Between February and May 2009, UBS (Luxembourg) SA responded to criticisms made by the CSSF in relation to its responsibilities as custodian bank and demonstrated to the satisfaction of the CSSF that it has the infrastructure and internal organization in place in accordance with professional standards applicable to custodian banks in Luxembourg. UBS (Luxembourg) SA and certain other UBS subsidiaries are also responding to inquiries by Luxembourg investigating authorities, without however being named as parties in those investigations. In December 2009 and March 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. The amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals have been filed against the March 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In the US, the BMIS Trustee has filed claims against UBS entities, amongst others, in relation to the two Luxembourg funds and one of the offshore funds. A claim was filed in November 2010 against 23 defendants including UBS entities, the Luxembourg and offshore funds concerned and various individuals, including current and former UBS employees. The total amount claimed against all defendants was not less than USD 2 billion. A second claim was filed in December 2010 against 16 defendants including UBS entities and the Luxembourg fund concerned. The total amount claimed against all defendants was not less than USD 555 million. Following a motion by UBS, in November 2011 the District Court dismissed all of the Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the Trustee lacks standing to bring such claims. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds.

9. Transactions with City of Milan and other Italian public sector entities

In January 2009, the City of Milan filed civil proceedings against UBS Limited, UBS Italia SIM Spa and three other international banks in relation to a 2005 bond issue and associated derivatives transactions entered into with the City between 2005 and 2007. The claim is to recover alleged damages in an amount which will compensate for terms of the related derivatives which the City claims to be objectionable. In the alternative, the City seeks to recover alleged hidden profits asserted to have been made by the banks in an amount of approximately EUR 88 million (of which UBS Limited is alleged to have received approximately EUR 16 million) together with further damages of not less than EUR 150 million. The claims are made against all of the banks on a joint and several basis. The case is currently stayed following a petition filed by the four banks to the Italian Court of Cassation challenging the jurisdiction of the Italian courts. In addition, two current UBS employees and one former employee, together with employees from other banks, a former City officer and a former adviser to the City, are facing a criminal trial for alleged “aggravated fraud” in relation to the City’s 2005 bond issue and the execution, and subsequent restructuring, of certain related derivative transactions. The primary allegation is that

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Notes

Note 14 Provisions and contingent liabilities (continued)

UBS Limited and the other international banks obtained hidden and/or illegal profits by entering into the derivative contracts with the City. In the criminal proceedings, the banks also face an administrative charge of failing to have in place a business organizational model to avoid the alleged misconduct by employees, the sanctions for which could include a limitation on activities in Italy. The City has separately asserted claims for damages against UBS Limited and UBS individuals in those proceedings. A number of transactions with other public entity counterparties in Italy have also been called into question or become the subject of legal proceedings and claims for damages and other awards. These include derivative transactions with the Regions of Calabria, Tuscany, Lombardy and Lazio and the City of Florence. Florence and Tuscany have also attempted to invoke Italian administrative law remedies which purport to allow a public entity to challenge its own decision to enter into the relevant contracts and avoid their obligations thereunder. UBS is resisting these attempts.

UBS has itself issued proceedings before the English courts against the City of Milan and certain other Italian public entities in connection with various derivative transactions with Italian public entities. These proceedings are aimed at obtaining declaratory judgments as to the validity and enforceability of UBS’s English law contractual arrangements with its counterparties and, to the extent relevant, the legitimacy of UBS’s conduct in respect of those counterparties.

10. HSH Nordbank AG (HSH)

HSH has filed an action against UBS in New York State court relating to USD 500 million of notes acquired by HSH in a synthetic CDO transaction known as North Street Referenced Linked Notes, 2002-4 Limited (NS4). The notes were linked through a credit default swap between the NS4 issuer and UBS to a reference pool of corporate bonds and asset-backed securities. HSH alleges that UBS knowingly misrepresented the risk in the transaction, sold HSH notes with “embedded losses”, and improperly profited at HSH’s expense by misusing its right to substitute assets in the reference pool within specified parameters. HSH is seeking USD 500 million in compensatory damages plus pre-judgment interest. The case was initially filed in 2008. Following orders issued in 2008 and 2009, in which the court dismissed most of HSH’s claims and its punitive damages demand and later partially denied a motion to dismiss certain repleaded claims, the claims remaining in the case are for fraud, breach of contract and breach of the implied covenant of good faith and fair dealing. Both sides have appealed the court’s most recent partial dismissal order, and a decision on the appeal is pending.

11. Kommunale Wasserwerke Leipzig GmbH (KWL)

In 2006 and 2007, KWL entered into a series of Credit Default Swap (CDS) transactions with bank swap counterparties, including UBS. Under the CDS contracts between KWL and UBS, the last of which were terminated by UBS in October 2010, a net sum of approximately USD 138 million has fallen due from KWL but not been paid. In January 2010, UBS issued proceedings in the English High Court against KWL seeking various declarations from the English court, in order to establish that the swap transaction between KWL and UBS is valid, binding and enforceable as against KWL. In October 2010, the English court ruled that it has jurisdiction and will hear the proceedings, and UBS issued a further claim seeking declarations concerning the validity of its early termination of the remaining CDS transactions with KWL. KWL withdrew its appeal from that decision and the civil dispute is now proceeding before the English court. UBS has served Particulars of Claim and KWL has served its Defence and Counterclaim which also joins UBS Limited and another bank to the proceedings.

In March 2010, KWL issued proceedings in Leipzig, Germany, against UBS and other banks involved in these contracts, claiming that the swap transactions are void and not binding on the basis of KWL’s allegation that KWL did not have the capacity or the necessary internal authorization to enter into the transactions and that the banks knew this. Upon and as a consequence of KWL withdrawing its appeal on jurisdiction in England, KWL has also withdrawn its civil claims against UBS and one of the other banks in the German courts and no civil claim will proceed against either of them in Germany. The proceedings brought by KWL against the third bank are now proceeding before the German courts. The Leipzig court has ruled that it is for the London court and not the Leipzig court to determine the validity and effect of a Third Party Notice served by Landesbank Baden-Wurttemberg on UBS in the Leipzig proceedings.

The other two banks that entered into CDS transactions with KWL entered into back-to-back CDS transactions with UBS. In April 2010, UBS issued separate proceedings in the English High Court against those bank swap counterparties seeking declarations as to the parties’ obligations under those transactions. The back-to-back CDS transactions were terminated in April and June 2010. The aggregate amount that UBS contends is outstanding under those transactions is approximately USD 189 million plus interest. The stay of the court proceedings against one of the bank swap counterparties has been terminated by UBS, and UBS has added a money claim to the proceedings. The other swap counterparty has terminated the stay of the proceedings brought against it by UBS Limited and has added a claim against KWL to those proceedings, which will now proceed.

In January 2011, the former managing director of KWL and two financial advisers were convicted on criminal charges related to certain KWL transactions, including swap transactions with UBS and other banks.

   In November 2011, the SEC commenced an inquiry regarding the KWL transactions and UBS is providing information to the SEC relating to those transactions.

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Financial information

Note 14 Provisions and contingent liabilities (continued)

12. Puerto Rico

The SEC has been investigating UBS’s secondary market trading and associated disclosures involving shares of closed-end funds managed by UBS Asset Managers of Puerto Rico, principally in 2008 and 2009. In November 2010, the SEC issued a “Wells notice” to two UBS subsidiaries, advising them that the SEC staff is considering whether to recommend that the SEC bring a civil action against them relating to these matters. UBS is engaged in settlement discussions with the SEC staff; however, there is no assurance that a settlement will be reached. UBS and several unrelated parties were also sued in Puerto Rico superior court in October 2011 in a purported civil derivative action seeking to bring claims on behalf of the Employee Retirement System of Puerto Rico related to, among other things, the issuance of the bonds underwritten by UBS and the investment of the proceeds of those bond issuances.

13. LIBOR

Several government agencies, including the SEC, the US Commodity Futures Trading Commission, the DOJ and the FSA, are conducting investigations regarding submissions with respect to British Bankers’ Association LIBOR rates. We understand that the investigations focus on whether there were improper attempts by UBS (among others), either acting on our own or together with others, to manipulate LIBOR rates at certain times. In addition, the Swiss Competition Commission (WEKO) has announced that it has commenced an investigation of numerous banks and financial intermediaries concerning possible collusion relating to LIBOR and TIBOR reference rates and certain derivative transactions.

    On 16 December 2011, the Japan Financial Services Agency (JFSA) issued an administrative action against UBS Securities Japan Ltd (UBS Securities Japan) based on findings by the Japan Securities and Exchange Surveillance Commission (SESC) that (i) a trader of UBS Securities Japan engaged in inappropriate conduct relating to Euroyen TIBOR (Tokyo Interbank Offered Rate) and Yen LIBOR, including approaching UBS AG, Tokyo Branch, and other banks to ask them to submit TIBOR rates taking into account requests from the trader for the purpose of benefiting trading positions; and (ii) serious problems in the internal controls of UBS Securities Japan resulted in its failure to detect this conduct. Based on the findings, the JFSA issued a Business Suspension Order requiring UBS Securities Japan to suspend trading in derivatives transactions related to Yen LIBOR and Euroyen TIBOR from 10 January 2012 to 16 January 2012 (excluding transactions required to perform existing contracts). The JFSA also issued a Business Improvement Order that requires UBS Securities Japan to (i) develop a plan to ensure compliance with its legal and regulatory obligations and to establish a control framework that is designed to prevent recurrences of the conduct identified in the JFSA’s administrative action, and (ii) provide periodic written reports to the JFSA regarding the company’s implementation of the measures required by the order. On the same day the JFSA also issued an administrative action against UBS AG, Tokyo Branch, based on a finding that an employee of the Tokyo branch “continuously received approaches” from an employee of UBS Securities Japan regarding Euroyen TIBOR rate submissions, which was determined to be an inappropriate practice that was not reported to the branch’s management. Pursuant to this administrative action, the JFSA issued an order under the Japan Banking Act which imposes requirements similar to those imposed under the Business Improvement Order directed to UBS Securities Japan.

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and WEKO, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential antitrust or competition law violations related to submissions for Swiss franc LIBOR and certain transactions related to Swiss franc LIBOR. As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in connection with the matters we reported to those authorities, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims against us. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint-and-several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

A number of putative class actions and other actions have been filed in federal courts in the US against UBS and numerous other banks on behalf of certain parties who transacted in LIBOR-based derivatives. The complaints allege manipulation, through various means, of the US dollar LIBOR rate and prices of US dollar LIBOR-based derivatives in various markets. Claims for damages are asserted under various legal theories, including violations of the US Commodity Exchange Act and antitrust laws.

14. SinoTech Energy Limited

Since August 2011, multiple putative class action complaints have been filed, and have since been consolidated, in the United States District Court for the Southern District of New York against Sino-Tech Energy Limited (SinoTech), its officers and directors, its auditor at the time of the offering, and its underwriters, including UBS, alleging, among other claims, that the registration statement and prospectus issued in connection with SinoTech’s

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Note 14 Provisions and contingent liabilities (continued)

3 November 2010 USD 168 million initial public offering of American Depositary Shares contained materially misleading statements and omissions, in violation of the US federal securities laws. UBS underwrote seventy percent of the offering. Plaintiffs seek unspecified compensatory damages, among other relief.

15. Swiss retrocessions

The Zurich High Court decided in January 2012, in a test case, that fees received by a bank for the distribution of financial products issued by third parties should be considered to be “retrocessions” unless they are received by the bank for genuine distribution services. Fees considered to be retrocessions would have to be disclosed to the affected clients and, absent specific client consent, surrendered to them. If the holding in this case is not reversed on appeal and is followed in other cases, UBS (like other banks in Switzerland) could be subject to reimbursement claims by certain clients for fees retained in the past.

16. Unauthorized trading incident

FINMA and the FSA have been conducting a joint investigation of the unauthorized trading incident that occurred in the Investment Bank and was announced in September 2011. In addition, FINMA and the FSA have announced that they have commenced enforcement proceedings against UBS in relation to this matter.

c) Other contingent liabilities

Demands related to sales of mortgages and RMBS

For several years prior to the crisis in the US residential mortgage loan market, we sponsored securitizations of US residential mortgage-backed securities (RMBS) and were a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007 UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued. The overall market for privately issued US RMBS during this period was approximately USD 3.9 trillion.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

We were not a significant originator of US residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in

US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

When we acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. We have been notified by certain institutional purchasers and insurers of mortgage loans and RMBS, including a GSE, that possible breaches of representations may entitle the purchasers to require that UBS repurchase the loans or to other relief. We have tolling agreements with some of these institutional purchasers and insurers concerning their potential claims. The table below summarizes repurchase demands received by UBS and UBS’s repurchase activity from 2006 through 31 January 2012.

Loan repurchase demands by year received – original principal balance of loans
USD million	2006-2008	2009	2010	2011	through 31 January 2012	Total
Actual or agreed loan repurchases / make whole payments by UBS	11.7	1.4	47.7			60.8

Demands resolved or expected to be resolved directly by third-party originators		77.4	30.8	142.1	0.6	250.9

Demands resolved in litigation	0.6	20.7				21.4

Demands rebutted by UBS but not yet rescinded by counterparty[1]		26.0	253.7	426.9	12.1	718.6

Demands rescinded by counterparty	110.2	103.9	19.4	8.1		241.6

Demands in review by UBS		3.4	21.0	516.0	82.4	622.8

Total	122.5	232.8	372.5	1,093.1	95.1	1,916.1

1  Includes demands that were not pursued by the counterparty following rebuttal by UBS.

As of 31 December 2011, our balance sheet reflects a provision of USD 93 million (unchanged from 30 September 2011) based on our best estimate of the loss arising from certain loan repurchase demands received from 2006 through 2011 to which we have agreed or which remain unresolved, and for certain anticipated loan repurchase demands of which we have been informed. Assured Guaranty advised UBS earlier in 2011 that it intends to make loan repurchase demands that were estimated to be at least USD 900

Financial information

Note 14 Provisions and contingent liabilities (continued)

million in original principal balance. Of the USD 588 million (by original principal balance) of purported loan repurchase demands received in the fourth quarter of 2011 and through 31 January 2012, approximately USD 489 million of such demands were received from Assured Guaranty. As described above under “b) Litigation and regulatory matters”, Assured Guaranty filed a lawsuit against RESI on 2 February 2012 relating to these repurchase demands. It is not clear when or to what extent additional demands will be made by Assured Guaranty or others. UBS also cannot reli-ably estimate when or to what extent the provision will be utilized in connection with actual loan repurchases or payments for liquidated loans, because both the submission of loan repurchase demands and the timing of resolution of such demands are uncertain.

Payments made by UBS to date to resolve repurchase demands have been for liquidated adjustable rate mortgages that provide the borrower with a choice of monthly payment options (Option ARM loans). These payments were equivalent to approximately 62% of the original principal balance of the Option ARM loans. The corresponding percentages for other loan types can be expected to vary. With respect to unliquidated Option ARM loans that UBS has agreed to repurchase, UBS expects severity rates will be similar to payments made for liquidated loans. Actual losses upon repurchase will reflect the estimated value of the loans in question at the time of repurchase as well as, in some cases, partial repayment by the borrowers or advances by servicers prior to repurchase. It is not possible to predict future indemnity rates or percentage losses upon repurchase for reasons including timing and market uncertainties as well as possible differences in the characteristics of loans that may be the subject of future demands compared with those that have been the subject of past demands.

In most instances in which we would be required to repurchase loans or indemnify against losses due to misrepresentations, we would be able to assert demands against third-party loan originators who provided representations when selling the related loans to UBS. However, many of these third parties are insolvent or no longer exist. We estimate that, of the total original principal balance of loans sold or securitized by UBS from 2004 through 2007, less than 50% was purchased from surviving third-party originators. In connection with approximately 60% of the loans (by original principal balance) for which UBS has made payment or agreed to make payment in response to demands received in 2010 and 2011, UBS has in turn asserted indemnity or repurchase demands against originators. Only a small number of our demands have been resolved, and we have not recognized any asset in respect of the unresolved demands. UBS has also advised certain surviving originators of repurchase demands made against UBS for which UBS would be entitled to indemnity and has asserted that such demands should be resolved directly by the originator and the party making the demand.

We cannot reliably estimate the level of future repurchase demands, and do not know whether our rebuttals of such demands will be a good predictor of future rates of rebuttal. We also cannot reliably estimate the timing of any such demands.

As described above under “b) Litigation and regulatory matters”, we are also subject to claims and threatened claims in connection with our role as underwriter and issuer of RMBS.

Notes

Note 15 Changes in organization

Restructuring charges associated with our cost reduction program

In the fourth quarter of 2011, we recognized additional net restructuring charges of CHF 9 million associated with our cost reduction program compared with CHF 394 million in the third quarter of 2011. These charges reflect costs related to both personnel and real estate. The table below shows the detailed breakdown of restructuring charges associated with our cost reduction program booked in the fourth and in the third quarter of 2011.

	Wealth Management & Swiss Bank		Wealth Management Americas	Global Asset Management	Investment Bank	Corporate Center	UBS
CHF million	Wealth Management	Retail & Corporate

For the quarter ended 31 December 2011

Personnel expenses	(1)	9	0	7	(10)	4	9

General and administrative expenses[1]	0	0	0	0	1	3	3

Depreciation of property and equipment[2]	0	0	0	0	(3)	0	(3)

Total[3]	(1)	8	0	8	(13)	7	9

For the quarter ended 30 September 2011

Personnel expenses	65	20	7	6	154	2	253

General and administrative expenses[1]	18	3	8	5	63	15	111

Depreciation of property and equipment[2]	2	1	5	1	22	0	31

Total[4]	85	24	19	12	238	16	394

1  Reflecting onerous lease provisions.   2  Reflecting the impairment of real estate assets.   3  In addition to the restructuring charges associated with the cost reduction program, the fourth quarter of 2011 also included restructuring charges of CHF 7 million in Global Asset Management, related to the ING Investment Management business acquisition, and the reversal of prior restructuring related provisions of CHF 6 million (whereof CHF 3 million in the Corporate Center, and CHF 2 million in Wealth Management). Including these, the fourth quarter of 2011 restructuring charges were CHF 10 million for UBS Group.   4  In addition to the restructuring charges associated with the cost reduction program, the third quarter of 2011 also included the reversal of prior restructuring related provisions of CHF 6 million in Wealth Management Americas. Including this, the third quarter of 2011 restructuring charges were CHF 387 million for UBS Group.

Note 16 Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of our foreign operations into Swiss francs:

	Spot rate			Average rate[1]
	As of			For the quarter ended			Year ended
	31.12.11	30.9.11	31.12.10	31.12.11	30.9.11	31.12.10	31.12.11	31.12.10
1 USD	0.94	0.91	0.93	0.91	0.84	0.97	0.88	1.04

1 EUR	1.21	1.22	1.25	1.22	1.18	1.29	1.23	1.37

1 GBP	1.46	1.42	1.46	1.45	1.24	1.54	1.45	1.62

100 JPY	1.22	1.18	1.15	1.18	1.09	1.16	1.11	1.18

1  Monthly income statement items of foreign operations with functional currency other than Swiss franc are translated with month-end rates into Swiss franc. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations with the same functional currency for each month.

Appendix

UBS registered shares

UBS share price chart vs DJ Banks Titans Index

UBS shares and market capitalization

	As of			% change from
	31.12.11	30.9.11	31.12.10	30.9.11	31.12.10
Share price (CHF)	11.18	10.54	15.35	6	(27)

Market capitalization (CHF million)[1]	42,843	40,390	58,803	6	(27)

1  Market capitalization is calculated based on the total UBS ordinary shares issued multiplied by the UBS share price at period end. Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.

UBS ordinary shares are registered shares with a par value of CHF 0.10 per share. They are issued in the form of Global Registered Shares (GRS). A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. The shares are currently listed on the SIX Swiss Exchange and the New York Stock Exchange.

Ticker symbols

Trading exchange	Bloomberg	Reuters
SIX Swiss Exchange	UBSN VX	UBSN.VX

New York Stock Exchange	UBS UN	UBS.N

Security identification codes

ISIN		CH0024899483

Valoren		2 489 948

Cusip		CINS H89231 33 8

Information sources

Reporting publications

Annual publications: Annual report (SAP no. 80531): Published in both English and German, this single volume report provides a description of: our UBS Group strategy, performance and responsibility; the strategy and performance of the business divisions and the Corporate Center; risk and treasury management; corporate governance and senior management and Board of Directors compensation; and financial information, including the financial statements. Review (SAP no. 80530): The booklet contains key information on our strategy and financials. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses compensation for senior management and the Board of Directors (executive and non-executive members). It is published in English and German.

Quarterly publications: Letter to shareholders: The letter provides a quarterly update from executive management on our strategy and performance. The letter is published in English, German, French and Italian. Financial report (SAP no. 80834): The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is published in English.

How to order reports: The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/investors in the “Financial information” section. Printed copies can be ordered from the same website by accessing the “Order print publications” panel on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, F2AL-AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Investor Relations” section at www.ubs.com/ investors provides the following information on UBS: press re-

leases; financial information (including results-related filings with the US Securities and Exchange Commission); corporate information, including UBS share price charts and data and dividend information; the UBS corporate calendar; and presentations by management for investors and financial analysts. Information on the internet is available in English and German.

Result presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service / UBS news alert: On the www.ubs.com/ newsalerts website, it is possible to subscribe to receive news alerts about UBS via SMS or e-mail. Messages are sent in English, German, French or Italian and it is possible to state theme preferences for the alerts received.

Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wrap-around” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available to read and copy on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC by dialing +1-800-SEC-0330 for further information on the operation of its public reference room. Much of this additional information may also be found on the UBS website at www.ubs.com/investors, and copies of results-related filings with the SEC may be obtained from our Investor Relations team at www.ubs.com/investors.

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (2) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (3) the ability of UBS to retain earnings and manage its risk-weighted assets in order to comply with recommended Swiss capital requirements without adversely affecting its business; (4) changes in financial regulation in Switzerland, the US, the UK and other major financial centers which may impose constraints on or necessitate changes in the scope and location of UBS’s business activities and in its legal and booking structures, including the imposition of more stringent capital and liquidity requirements, incremental tax requirements and constraints on remuneration, some of which may affect UBS in a different manner or degree than they affect competing institutions; (5) possible constraints or sanctions that regulatory authorities might impose on UBS, including as a consequence of the unauthorized trading incident announced in September 2011; (6) changes in UBS’s competitive position, including whether differences in regulatory requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business, (7) the liability to which UBS may be exposed due to litigation, contractual claims and regulatory investigations, some of which stem from the market events and losses incurred by clients and counterparties during the financial crisis; (8) the effects on UBS’s cross-border banking business of international tax treaties recently negotiated by Switzerland and future tax or regulatory developments; (9) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; (10) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses; (11) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (12) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (13) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; and (14) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures, either within UBS or within a counterparty. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2010, as amended by Form 20-F/A filed on 10 November 2011. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

UBS AG

P.O. Box, CH-8098 Zurich

P.O. Box, CH-4002 Basel

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Sergio Ermotti
Name: Sergio Ermotti Title: Group Chief Executive Officer

By:	/s/ Tom Naratil
Name: Tom Naratil Title: Group Chief Financial Officer

Date: February 7, 2012